UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 11, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of UBS Sustainability Report 2021, which appears immediately following this page.

UBS

Sustainability Report 2021

In accordance with GRI Standards

Banking on sustainability

Our achievements, progress and goals at a glance

2021

What we achieved in 2021

Serving clients' sustainable finance needs

- USD 251 billion of sustainability focus and impact investments (78% increase)
- USD 23.4 billion in Climate Aware strategies
- 103 green, social, sustainability or sustainability-linked bond transactions supported
- Almost 70% of new mandates in Personal Banking are UBS Manage SI

Leading in key sustainability ratings

- Dow Jones Sustainability Indices (S&P)
- Climate A List (CDP)
- AA rating (MSCI)
- Top 50 World's Most Attractive Employers (Universum)

Transitioning to a low-carbon economy

- Set decarbonization targets for 2030 for financing of the real estate, fossil fuel and power generation sectors
- Defined climate action plan pathways
- 9.9% of our total customer lending exposure comes from carbon-related assets
- 140 companies across sectors engaged on climate topics
- 92% total reduction of our greenhouse gas footprint from the 2004 baseline year
- First Swiss real estate platform for investment properties offering sustainable mortgages in Switzerland
- Launch of the UBS Green Funding Framework

Addressing societal challenges

- USD 161 million in donations raised by UBS Optimus Foundation
- Almost 680,000 beneficiaries reached through strategic community impact activities
- 4.6 million beneficiaries reached through UBS Optimus Foundation's activities

Shaping a high-performing organization

- 26.7% of Director level and above employees are women
- 21.3% of UK / 20.1% of US posts at Director level and above held by employees from ethnic minorities
- EQUAL-SALARY certification for equal pay practices in Switzerland, the US, the UK, Hong Kong SAR and Singapore

Key terms and definitions

SDGs: The 17 United Nations (UN) Sustainable Development Goals (the SDGs) of the 2030 Agenda for Sustainable Development apply universally to all. With the SDGs, countries are mobilizing efforts to end all forms of poverty, fight inequalities and tackle climate change, while ensuring that no one is left behind.

Sustainable finance

Green, social, sustainability and sustainability-linked bonds: Debt instruments with a commitment to use the proceeds to (re-)finance green or sustainable projects, aligned with the voluntary guidelines in the pertinent International Capital Market Association (ICMA) Principles.

Climate action

Scope 3: Accounts for GHG emissions resulting from activities from assets not owned or controlled by the reporting organization, but that the organization indirectly impacts in its value chain.

Sustainability disclosure

GRI (Global Reporting Initiative): Provider of the world's most widely used sustainability disclosure standards (the GRI Standards).

› Our commitment:

› Our priorities:

Planet
Making climate a clear priority as we shift towards a low-carbon future.

People
Addressing societal challenges through client and corporate philanthropy as well as employee engagement.

Partnerships
Working with other thought leaders to achieve impact on a truly global scale.

2022

2023 – Implementation of the Principles for Responsible Banking

2025

2030 – Interim decarbonization targets for financing of key sectors achieved and Net Zero Asset Managers initiative target achieved

2035 – Net zero with key vendors

2050 – Net zero across all our activities (scope 1, 2 and 3)

Goals (selected) – 2022

Sustainable finance
100 green, social, sustainability or sustainability-linked bond mandates

Planet
Implementation of Task Force on Climate-related Financial Disclosures recommendations

People
Raise USD 175 million and reach 5 million beneficiaries globally through client philanthropy

Goals (selected) – 2025

Sustainable finance
USD 400 billion of invested assets in sustainable investments

People
Raise USD 1 billion in donations and reach 25 million beneficiaries through client philanthropy

Partnerships
Best-in-class sustainability thought leadership and an expert forum to engage clients and standard setters in discussion

TCFD (Task Force on Climate-related Financial Disclosures): Provider of climate-related financial disclosure recommendations designed to help companies provide better information to support informed capital allocation.

Value Reporting Foundation SASB Standards: Disclosure standards to guide the disclosure of financially material sustainability information by companies to their investors.

WEF IBC (World Economic Forum International Business Council): Provider of Stakeholder Capitalism Metrics which offer a set of universal, comparable disclosures focused on people, planet, prosperity and governance that companies can report on, regardless of industry or region.

About this Sustainability Report

We strive to report openly and transparently about our firm's sustainability strategy and activities, consistently applying our firm's information policy and disclosure principles. The core medium for our sustainability disclosure is this report, supplemented – as referenced in the GRI Content Index – by other relevant information, which can be found in the UBS Annual Report 2021 and on ubs.com/gri. We have included references to pertinent content in the Annual Report 2021, where necessary. Except where clearly identified, all of UBS's sustainability information included in this report is presented for UBS Group AG and all its subsidiaries. Information on our consolidated subsidiaries can be found in Note 29 "Interests in subsidiaries and other entities" in the Annual Report 2021. UBS AG consolidated information does not differ in any material respect from UBS Group AG's consolidated information. We use the GRI as the basis for this report and apply a careful process weighing up the materiality and relevance of the information reported and the expectations of all our stakeholders. This report also includes our group's disclosures of non-financial information required by Germany's implementation law of EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG) (nichtfinanzieller Konzernbericht). A table at the end of this report (page 167) provides the references to such non-financial information. This report has been reviewed by Ernst & Young Ltd (EY) against the GRI Standards (limited assurance). The content has been prepared in accordance with the GRI Standards, Comprehensive option, as evidenced in the EY assurance report. Both, the GRI content index and the assurance report, can be downloaded from *ubs.com/gri*. Our SASB index, our WEF IBC Stakeholder Capitalism Metrics reference table and our Principles for Responsible Banking (PRB) reporting and self-assessment are also available on the same webpage.

11 March 2022
UBS Group AG and UBS AG

Driving change that matters. Sustainable.

Intro

Interview

6 Why sustainability is important to UBS

Why

Our rationale

Terms used in this report, unless the context requires otherwise

"UBS," "UBS Group," "UBS Group AG consolidated," "Group," "the Group," "we," "us" and "our"	**UBS Group AG and its consolidated subsidiaries**
"UBS Group AG" and "UBS Group AG standalone"	**UBS Group AG on a standalone basis**

Contacts

UBS Corporate Responsibility
The Corporate Responsibility team manages UBS's sustainability disclosure and provides information to stakeholders about the content of this report.

cr@ubs.com

What

Our activities

16 Our sustainability track record
18 What we do for our clients
26 What we do for our employees
36 Taking action on a net-zero future – our climate report
72 What we do for societies and the environment

How

Our processes

80 How we engage in partnerships
82 How we monitor our actions
84 How we manage societal risks
88 How we include our stakeholders' views

Appendix

The details

92 Governance of sustainability and climate-related issues
93 Key sustainable finance products and services
96 Workforce by the numbers
102 Environmental footprint
113 Charitable contributions
115 Governance and policies
132 Ratings, commitments, and certification
146 Objectives and achievements
156 Additional GRI information
166 EU Non-financial disclosures

170 Abbreviations

Why sustainability is important to UBS

Our Chairman and CEO explain why UBS strives to extend its
leadership in sustainability and how we intend to achieve it.

In 2021, UBS put more emphasis on sustainability than ever before. What was the reasoning behind this?

AW: We adopted sustainable thinking early on and have, for many years, been committed to creating long-term value for clients, employees, investors and society. This proved more relevant than ever as the pandemic has clearly demonstrated the need to prepare for known future crises – such as climate change. The pandemic has sharpened clients’ and investors’ focus on sustainability further.

RH: We have been working with many clients in the sustainability space for decades. As awareness has grown, especially in the past few years, it has become ever more important from both a business and client perspective. Because of that experience, we are a leader in this area. We also know that we can’t stand still if we are to remain relevant for clients and ensure future profitability. That means continuing to expand our client offering to provide them with the solutions they need to meet their sustainability goals, and proactively supporting them in their transition toward sustainable ways of doing business. It also means aspiring to lead by example in our own transition journey.

How ambitious are we as a firm regarding sustainability?

RH: The short answer – very ambitious. Our purpose is to reimagine the power of investing and connect people for a better world. And when we say “a better world,” we mean for everyone: a more prosperous economy, a fairer society and a healthier environment. To help maximize impact and direct capital to where it’s needed most, we focus on three areas. (i) Planet, where we’re making climate a clear priority as we shift toward a lower-carbon future; (ii) People, where we take actions, both within our own workplace and within wider society, to promote a diverse, equitable and inclusive society; and (iii) Partnerships, where we unite with others and bring people together around common goals to achieve greater impact.

Looking back across your ten-year tenure as Chairman of UBS, which key developments in sustainability at our firm stand out for you? Where do you see UBS positioned in our sustainability ambitions?

AW: Over the years, UBS has established itself as one of the recognized leaders for sustainability in the financial sector. Recent ratings have confirmed that once more. We are among the industry leaders in the Dow Jones Sustainability Index and our approach to climate has once again received the top A List ranking from CDP. Our culture journey has been key. Being sustainable as a firm, thinking and acting with the long term in mind, requires the right culture. This is why we’ve put so much effort into establishing our three keys to success – and integrating them into all our processes. Cultural change is driven by the Corporate Culture and Responsibility Committee (the CCRC) of the Board of Directors (the BoD). From meeting twice a year in the 2000s, the committee now meets at every BoD meeting. In 2021, we advanced further with the establishment of our Group Sustainability and Impact organization, including the Sustainability and Impact Institute, as well as our commitment to net zero. But we must not be complacent, as our competitors are intensifying their efforts. To stay ahead, we need to continue our investments and focus, for instance by further expanding our shelf of innovative sustainable finance products and services.

What were the key developments and achievements in 2021?

RH: Let me highlight three achievements. First, we have made sustainability a priority for the Group Executive Board (the GEB), with Suni Harford leading our efforts on sustainability and impact and all GEB members having environmental, social and governance (ESG)-related objectives. Second, we’ve anticipated the ever-increasing demand in sustainable investments by making these the preferred solution for our private clients investing globally, and continuing to broaden our offerings. Overall, sustainability-focus and impact investments at UBS increased significantly in 2021, reaching USD 251 billion, up from USD 141 billion a year ago. Third, we have announced, and are implementing, our ambition to achieve net-zero greenhouse gas emissions across all our operations by 2050.

With the strong emphasis on long-term targets, notably net zero by 2050, how do you view the relevance of short- and mid-term targets to ensure we’re not just postponing our actions to a later point?

AW: We developed and have transparently disclosed a climate roadmap with intermediate targets for 2025, 2030 and 2035. The “say-on-climate” vote at the upcoming Annual General Meeting is a key milestone on our journey to net zero. We know that to reach our long-term goal it’s crucial to identify and deliver on critical targets along the way. These are ambitious plans that will require us to act decisively. Furthermore, we are working on the development of relevant methodologies and data. This is why we strongly believe in cross-company collaboration, notably – on net zero – the Net Zero Asset Managers initiative and the Net-Zero Banking Alliance. In both cases, we are founding members.

Axel A. Weber

Chairman of the Board of Directors

How do you view concerns that sustainable investing is tainted by greenwashing?

RH: Over the past few years, sustainability has been moving into the mainstream, driven by increased transparency, regulation and investor demand. In part, concerns around greenwashing arise because markets and regulatory standards are continuously evolving. But it’s also because there are many different definitions of sustainability, meaning there’s no one global standard or approach. We see banks and investors playing an important role in promoting common standards to address these concerns. And we believe that client confidence will grow as reporting standards improve and definitions become more comparable. We take our role here very seriously, including when it comes to our own disclosures.

What are the specific challenges that UBS is facing in the regulatory environment pertaining to sustainability and finance?

AW: We are operating against a complex and rapidly evolving backdrop and face an ever-expanding set of rules, taxonomies and standards. I see an urgent need for international coordination and alignment of standards, in particular climate risk disclosure standards for corporate issuers, financial institutions and financial products. Also, we must be vigilant in fighting against turning sustainable finance into only a compliance exercise. This is why we remain strong backers of pertinent industry discussions – notably by supporting the Institute of International Finance in launching the new global Wolfsberg Forum for Sustainable Finance (WFSF) in 2022.

Ralph Hamers

Group Chief Executive Officer

Beyond net zero on climate, where do you see UBS’s focus and ambitions going forward?

RH: With the publication of our Net Zero and Beyond statement early in 2021, our focus last year was on establishing our baseline and defining our climate roadmap, including our ambitions and interim targets. With work well underway to execute on our plans and progress on our targets, we are now bringing the People pillar of our sustainability strategy to the forefront. This encompasses a broad range of initiatives to foster inclusive growth, which we believe is the key to decreasing wealth inequality. We have a multi-faceted plan, including our approach to diversity, equity and inclusion (DE&I) in our own organization, our interactions with our suppliers, the products and services we provide to our clients, and our philanthropic efforts. “Impact” is a word you are going to hear a lot from us in 2022. When we speak about “Reimagining the power of investing” this includes rethinking the impact that the mobilization of capital can have on society. As a leading financial institution serving some of the world’s wealthiest individuals, we believe that we have a responsibility to help build a more equitable world. We are focusing our efforts on health and education as root causes for many of the issues we face today. We are leveraging our Banking for Impact partnership, and expanding our efforts across our own philanthropic initiatives, where we manage over 400 programs that work with marginalized communities. We are expanding employee-led community activities in these areas and intensifying our efforts to help our clients mobilize their philanthropic capital, leveraging our ecosystem to bring them together with other clients, organizations and governments to drive change on a global scale. By 2025, our goals are to raise USD 1 billion in donations, reaching 26 million beneficiaries through community investment and client philanthropy.

Axel A. Weber                                   Ralph Hamers

Chairman of the                                Group Chief Executive Officer

Board of Directors

UBS was among the 43 companies that first signed the UN Global Compact in 2000 and is also a member of the UN Global Compact Network Switzerland, meaning we are committed to its principles on human rights, labor standards, the environment and anti-corruption. As reflected in detail in this report, we have a comprehensive set of goals and activities in place pertaining to the principles of the UN Global Compact.

Why
Why we drive sustainability
10	A firm driven by purpose
11	Our commitment to sustainability
13	Our targets and progress

Sustainability Report 2021 | Why

A firm driven by purpose

Our world is constantly changing. People are redefining the way they live, work and interact. Expectations from our clients, investors, employees and society are also evolving, and so should we. In April 2021, after a wide-ranging review, including cross-firm brainstorming and debate, we launched our unified purpose, which will guide our decisions going forward.

Reimagining
It is about proactively finding ways to fundamentally change how the world looks at finance and investing.

The power of investing
We know finance has a powerful influence on the world. We believe it is something we can leverage as a positive force – for individuals, for society and for our planet.

Connecting people
It is about more than just us. It is about convening a global ecosystem that connects people and businesses to ideas, partners and opportunities – so they can achieve more together.

For a better world
It is about contributing, in both the short and long term, to a fairer society, a more prosperous economy and a healthier environment.

What our purpose means for our stakeholders

For clients, both existing and potential, it means that our focus is clear. They know who we are. They know what we stand for. They know what is important to us beyond traditional financing. And they know our promise: to deliver products and services that are personalized, relevant, on-time and seamless.

For investors, it means there is clarity behind our decisions. All initiatives are aligned with our purpose and executed with discipline.

For employees, it means that everyone – from those who advise clients, to those who research investments, to those who manage technology platforms – knows why we do what we do, and how they can contribute to our purpose and use it to drive decision making.

For society, it means that our role is broader than finance. We act responsibly and are committed to our communities, to sustainability and to supporting the world in tackling its biggest challenges.

ubs.com/purpose

Our commitment to sustainability

Our ambition is to be the financial provider of choice for clients who wish to mobilize capital toward the achievement of the
17 Sustainable Development Goals and the orderly transition to a low-carbon economy.

Our commitment to sustainability starts with our purpose. We know finance has a powerful influence on the world. That is why we partner with our clients to help them mobilize their capital toward a more sustainable world. It is why we have put sustainability at the heart of our own business, too. To help us maximize our impact and direct capital to where it is needed most, we are focusing on three key areas to drive the sustainability transition: planet, people, partnerships.

We are advancing toward 2030, the designated deadline to reach the 17 United Nations (the UN) Sustainable Development Goals (the SDGs). The SDGs focus on issues like climate change, equality and healthcare – major challenges for our world today and tomorrow. According to UN estimates, the annual funding gap for achieving the SDGs by 2030 is between USD 2.5 to USD 3 trillion;1 some experts put this number even higher.

As a global financial institution we have a role to play in tackling the SDGs, by directing capital to where it is needed the most.

The world economy needs
a market-based system where social and environmental impacts are just as transparent as financial profit metrics.

Ralph Hamers, Group CEO

Why planet?

According to the Intergovernmental Panel on Climate Change (the IPCC), average annual investments of USD 3.5 trillion must be mobilized between 2016 and 2050 to transform the world’s energy systems and meet the 1.5°C target.2

As we shift toward a lower carbon future, climate is a clear focus for us. We have committed to achieving net-zero greenhouse gas emissions resulting from all aspects of our business by 2050.

To ensure we make progress we have set intermediate milestones, the first set of which we disclose in this report. We are also committed to directing capital toward the low-carbon transition: through investments, by helping our financing clients achieve their climate targets, and by identifying and investing in credible, innovative, carbon removal projects.

›    Refer to the “What” section of this report for more information about our strategy on climate

1 UN Roadmap for Financing the 2030 Agenda for Sustainable Development.

2 IPCC, IPCC Special Report: Global Warming of 1.5º C, 2019.

Sustainability Report 2021 | Why

Why people?

A 2015 study found that advancing women’s equality could add USD 12 trillion to global GDP by 2025. That number reaches USD 28 trillion in a scenario where women participate in the economy identically to men.3

We believe in a diverse, equitable and inclusive society. Not just because it is fairer, but because we believe it can promote viable, long-term economic and social development and in so doing, further help to reduce inequalities. We are taking action to get there, in our own workplace and beyond.

For our firm, we continue to shape a diverse and inclusive organization; one which is innovative, provides outstanding service to our clients, offers equitable opportunities and is a great place to work for everyone. We take a broad approach that encompasses gender, race and ethnicity, LGBTQ+, disability, veterans, mental health, and other considerations.

Through our interactions with society at large, we’re working to address wealth inequality. We’re sharpening the focus of our client and corporate philanthropy, as well as our employee-led community impact activities centered on health and education.

We strive to move from an economic model designed to maximize only shareholder value to one that maximizes value for shareholders,
people and planet.

Phyllis Costanza, Head of Social Impact

›    Refer to the “What” section of this report for more information about our employees and about our client and corporate philanthropy

Why partnerships?

Through working in partnership with other thought leaders and standard setters, our goal is to create change and achieve impact on a truly global scale. We realize that all of us need to unite around common goals. That is why we engage with regulators, policymakers, and others to create standards and support research and development across the financial sector. We have also created the Sustainability and Impact Institute to drive thought leadership in this space. By calling on key stakeholders to work together – other large investors, our clients, peers, and standard setters, as well as our communities and employees – we can achieve a real impact on a truly global scale.

›    Refer to the “How” section of this report for more information about our approach to partnerships

3 McKinsey Global Institute, The power of parity: how advancing women’s equality can add USD 12 trillion to global growth, in UBS CIO GWM, Longer Term Investments: Diversity and Equality, 2021.

Our targets and progress

Our priorities	Our targets	Our progress in 2021
Planet, people, partnerships	USD 400 billion invested assets in sustainable investments by 2025.	Increased invested assets in sustainable investments to USD 251 billon (compared with USD 141 billion in 2020).
Planet

Set decarbonization targets for 2030 for financing of the fossil fuels, power generation and real estate sectors (from 2020 levels):

–      reduce absolute financed emissions associated with UBS loans to fossil fuel companies by 71%;

–      reduce emissions intensity associated with UBS loans to power generation companies by 49%;

–      reduce emissions intensity of UBS’s commercial real estate lending portfolio by 44%; and

–     reduce emissions intensity of UBS’s residential real estate lending portfolio by 42%.

Estimated baselines and development of net-zero-aligned pathways for the fossil fuel, power generation and real estate (commercial and residential) sectors.
	Align USD 235 billion of invested assets to net zero by 2030 (Asset Management).	Established Asset Management baseline covering the weighted average carbon intensity of the respective benchmark for each strategy and fund included in our target.
	Achieve net-zero emissions across discretionary client portfolios by 2050.	Expanded discretionary offering with climate transition-focused solutions and built more detailed carbon footprint data into our research and reporting toolkits.
Achieve net-zero energy emissions resulting from our own operations (scopes 1 and 2) by 2025; cut energy consumption by 15% by 2025 (compared with 2020).

Reduced net greenhouse gas footprint for scope 1 and 2 emissions by 75% and energy consumption by 5% (compared with 2020); continued implementation of the replacement of fossil fuel heating systems and investing in credible carbon removal projects; maintained 100% renewable electricity coverage.

	Offset historical emissions back to the year 2000 by sourcing carbon offsets (by end 2021) and by offsetting credit delivery and full retirement in registry (by end 2025).	Completed the sourcing process for a portfolio of transparent carbon offsets from the voluntary carbon market across a range of project types and geographies.
	Engage with key vendors on targeting net zero by 2035.	Commenced working on understanding and quantifying the scope 3 emissions in our supply chain.
People	30% global female representation at Director level and above by 2025.	Increased to 26.7% (2020: 26.0%) female representation at Director level and above.
	26% US ethnic minority representation at Director level and above by 2025.	Increased to 20.1% (2020: 19.5%) ethnic minority representation at Director level and above in the US.
	26% UK ethnic minority representation at Director level and above by 2025.	Increased to 21.3% (2020: 20.7%) ethnic minority representation at Director level and above in the UK.
	Raise USD 1 billion in donations to our client philanthropy foundations and funds and reach 25 million beneficiaries by 2025 (cumulative for years 2021–2025).	Achieved UBS Optimus Foundation donations volume of USD 161 million (including UBS matching contributions) and reached 4.6 million beneficiaries.
	Support one million beneficiaries through our community impact activities by 2025 (cumulative for years 2020–2024).	Reached 1.199 million beneficiaries through strategic community impact activities cumulatively during 2020 and 2021, surpassing our 2025 target in two years.
Partnerships	Establish UBS as a leading facilitator of discussion, debate and idea generation.	Launched the UBS Sustainability and Impact Institute, with the objective of delivering original, best-in-class sustainability and impact thought leadership.
Drive standards, research and development, and product development through partnerships across the financial ecosystem.

Continued implementation of the Principles for Responsible Banking by expanding the scope of our impact analyses and improving upon our existing methodologies in partnership with the UN Environment Program and peers.

What
Our sustainability track record
What we do for our clients
18	Our approach to sustainable finance
18	Our clients’ needs
19	Sustainable investment
20	Our offering to clients
21	Financing solutions
21	Advisory work
21	Research and insights
22	Leading by example
23	Addressing sustainability challenges through philanthropy
25	Key achievements in 2021
What we do for our employees
27	Our purpose drives our strategy
30	Our employees have a voice
31	Our commitment to diversity, equity and inclusion
32	Practices that help us remain an employer of choice
33	ESG considerations in the compensation determination process
33	Attracting, developing and retaining the best talent
34	Benefits that count
Taking action on a net-zero future – our climate report
36	From words to action
37	Our climate journey
38	Key climate-related activities
39	Climate governance
39	Climate strategy
43	Our strategic resilience to climate change
48	Managing climate risk
61	Expanding climate-related opportunities
63	Metrics and targets
What we do for societies and the environment
72	Governance and frameworks
74	Reducing our environmental footprint
75	Managing our supply chain responsibly
75	Engaging in sustainable technology
76	UBS’s charitable contributions

Sustainability Report 2021 | What

Our sustainability track record

UBS is not new to sustainability: we started on this path decades ago and there have been many important milestones along the way.

Sustainability Report 2021 | What

What we do for our clients

Our approach to sustainable finance

Broadening opportunities in sustainable finance

Sustainable finance has long been a firm-wide topic. The term refers to any form of financial service aiming to achieve positive sustainability outcomes, including through the integration of environmental, social and governance (ESG) criteria into business or investment decisions. This encompasses sustainable investing and sustainable financing solutions.

Our clients’ needs

We regularly carry out surveys across our client segments. These clearly show a growing demand across all client types for investments that integrate material ESG factors and / or that focus on making an impact on the environment and society. According to the global UBS Investor Sentiment survey,1 66% of investors see sustainable investing as highly important to their portfolio strategy. Furthermore, 61% of business owners believe sustainability could generate more revenue, 57% believe it could improve client relationships and 55% believe it could do the same for relationships with employees.

A similar picture emerged when we spoke to companies in Switzerland. Our 2021 survey2 “Sustainability in companies”  found that the overwhelming majority of firms pay close attention to sustainability issues in relation to their activities in Switzerland and abroad. Nine out of ten companies said that sustainability is either important or very important to them. A global survey of institutional clients, published in 2021 in “Resetting the agenda; How ESG is shaping the future,”3 further underscored these views. Three-quarters of respondents agreed that the COVID-19 pandemic will accelerate general interest in ESG and capital inflows into sustainable investments over the next three to five years. Of those surveyed, 65% plan to integrate ESG into at least 25% of their assets under management (AuM) over the next 12 months. Importantly, almost three-quarters of survey respondents agreed that investments integrating ESG factors performed better financially than equivalent traditional investments in the three years prior to 2020.

These surveys across all our client segments are not just about gathering evidence to support trends. They also tell us what matters most to our clients, which, in turn, helps us make sure we are supporting them in the right way.

Source: UBS Investor Sentiment survey, Q3 2021

1 About the survey: UBS surveyed 3,004 investors and 1,202 business owners with at least USD 1 million in investable assets (for investors) or at least USD 1 million in annual revenue and at least one employee other than themselves (for business owners), between 28 September and 18 October 2021. The global sample was split across 15 locations: Argentina, Brazil, Mainland China, France, Germany, Hong Kong SAR, Italy, Japan, Mexico, Russia, Singapore, Switzerland, the UAE, the UK, and the US.

2 The survey was conducted by UBS Chief Investment Office (CIO) and published in the UBS Outlook May 2021; 2,502 Swiss companies were questioned in cooperation with market research institute Intervista between 22 February and 10 March 2021.

3 The survey was conducted by the Economist Intelligence Unit (EIU) and commissioned by UBS and surveyed 450 institutional investors working in asset and wealth management firms, corporate pension funds, endowment funds, family offices, government agencies, hedge funds, insurance companies, pension funds, sovereign wealth funds, and reinsurers in North America, Europe and Asia Pacific.

For instance, from one such survey, we identified five themes that are important to private and corporate clients: climate change; healthcare / healthtech; clean water and sanitation; smart mobility4; and waste management and recycling.

These insights help us make sure we are supporting clients in the right way, focusing on the themes and concerns that matter most to them, as well as providing the relevant research insights and transparent reporting they need to assess whether their investments are having the effects they want.

Sustainability is high on our clients’ agendas and we want to help them on this journey.

Suni Harford, GEB lead for sustainability and impact

Sustainable investment

Sustainable investment (SI) focuses on investment decisions that seek to make a difference while generating competitive financial returns. The aim is better risk management of portfolios in line with 21st-century challenges and / or the alignment of investments with investors’ sustainability values, while also targeting improved portfolio risk and return characteristics.

We recognize that clients and other stakeholders need transparency about the sustainability objectives of our various investment products. During 2021, the European Union’s Sustainable Finance Disclosure Regulation (the SFDR) provided the first formal, comprehensive legislative framework establishing an important marker for the industry’s efforts in this area. Consequently, we have further evolved our own definitions of sustainable investments, which include the following two categories.

–     Sustainability focus: strategies that have explicit sustainable intentions or objectives that drive the strategy.5 Underlying investments may contribute to positive sustainability outcomes through products / services / use of proceeds.

–     Impact investing: investment strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. Impact generated is attributable to investor action and / or contribution.6

ESG integration and exclusion

We also identify two approaches that consider ESG factors in the investment process to varying degrees, but which on their own are not considered sustainable investment.

–     ESG integration: considers ESG factors alongside traditional financial metrics to assess the risk-return profile in the investment process. This approach is rapidly becoming an industry standard, as the inclusion of such factors has been shown to benefit overall investment risk-return considerations.

–     Exclusion: when individual companies or entire industries are excluded from portfolios because their activities do not meet certain ESG criteria and / or do not align with the values of clients and / or UBS.

In addition, for our Asset Management business division, stewardship is an integral part of our investment process. We firmly believe that engagement is a two-way dialogue through which we can work to influence a company’s behavior. We prioritize corporate engagement based on an assessment of financial exposure, high ESG risks, poor performance on thematic issues of concern and the presence of controversies. Alongside engagement, proxy voting is also considered integral to the investment process and our overall stewardship approach. We regard it as an important element of our fiduciary duty and have been voting on a discretionary basis on our clients’ behalf since 1995, both across active and passive strategies. Our first voting policy was implemented in 1998.

›    For more details refer to the UBS Asset Management Stewardship Report 2021, available at ubs.com/gri

4 Using modes of transportation alongside or instead of owning a petrol- or diesel-powered vehicle, e.g., public transportation, ride or car sharing, public transportation, using a bicycle.

5 Examples are Global Wealth Management’s Discretionary Manage SI mandate solution or Asset Management’s strategies such as its Global Sustainable Equities product.

6 Examples include Global Wealth Management’s Oncology Impact funds or Asset Management’s Global Engage for Impact Equity funds.

Sustainability Report 2021 | What

Our offering to clients

Our sustainable investing offering

Our private clients benefit from fully diversified sustainable portfolios, as well as advisory options.

In 2021, our flagship SI mandates – based on our Chief Investment Office’s (CIO) dedicated SI strategic asset allocation – exceeded USD 30 billion in invested assets.

In 2020, we made sustainable investments the preferred solution for private clients investing globally. In July 2021 we expanded our sustainable investing offering with a new advisory solution that enables clients to align their investments to their personal preferences. They can receive advice tailored to six SI topics: climate change, water, pollution and waste, people, products and services, and governance. We also enhanced our flagship SI mandates in 2021 with the addition of an innovative emerging markets,  sustainable finance exposure in collaboration with currency manager Record plc, which seeks to improve development finance flow and financing in illiquid markets.

With regard to impact investing, our partnership with MPM Capital on the Oncology Impact Fund 2 (which invests in private and public companies developing innovative treatments for cancer) raised a total of USD 850 million, USD 650 million of which was invested by UBS clients. When it closed in late 2021, it was the largest dedicated impact investment fund in biotech history. We also cooperated with a leading real estate investment firm on a fund, which invests to preserve workforce and affordable housing for communities throughout the US. This fund further seeks to improve quality of life for tenants by implementing community and social programs through alliances with service providers.

In 2021, we continued to build on our position as a leading provider of sustainable exchange-traded funds (ETFs), launching 17 new sustainable ETFs, including a full suite of benchmarks aligned with the Paris Agreement. We have also enhanced our

MSCI SRI ETFs to reduce carbon intensity by 50% across the entire range, in line with our commitment to develop innovative low-carbon investment strategies. We are Europe’s second-largest sustainable ETF provider with an SI asset base of USD 40 billion. For clients wishing to engage in the transition to a low-carbon economy, we aim to provide actionable tools and techniques for allocating capital to help drive this transition.

Our Climate Aware framework is designed to help clients align portfolios to their chosen climate glidepath by reducing the carbon footprint of their investments. Based on that, we have developed a suite of dedicated products across asset classes to provide solutions for different climate investment needs.

›    Refer to the section “Taking action on a net-zero future – our climate report” below for more information about our climate strategy and activities

Interest in SI solutions among our Swiss retail clients continued to be strong in 2021. UBS Manage SI represented almost 70% of Personal Banking’s mandate sales. In addition, almost 47% of total custody assets in Personal Banking are composed of sustainable investments.

We added a passive solution to our UBS Vitainvest product family in Switzerland, enabling clients to invest sustainably for their Pillar 3a7 and vested benefits accounts. In the second half of 2021 we also began rolling out replacements to our credit and debit cards with a sustainable alternative, more than 80% of which is made of PLA (a biodegradable plastic made of renewable raw corn material).

Globally, we offer institutional investors certificates and other structures linked to thematic portfolios such as the food revolution and climate change, through a third-party private bank.

SI assets (sustainability focus and impact investing) grew to USD 251.2 billion to reach 5.5% of invested assets, up from 3.4% (USD 140.8 billion) in 2020. Assets subject to ESG integration and to exclusion approaches grew to USD 813.2 billion to reach 17.7% of invested assets, up from 15.4% (USD 645 billion) in 2020.

This growth was driven by client demand, our focus on advancing sustainable solutions, converting traditional to sustainable funds and generally supportive markets.

UBS total invested assets[1,2]
		For the year ended			% change from
USD billion, except where indicated	GRI	31.12.2021	31.12.20	31.12.19	31.12.20
Sustainable investments
Sustainability focus[3]	FS11	222.7	127.7	46.4	74.4
Impact investing[4]	FS11	28.5	13.1	9.1	117.1
Total sustainable investments[5]		251.2	140.8	55.5	78.4
SI proportion of total invested assets (%)		5.5	3.4	1.5
ESG integration[6]	FS11	558.0	512.8	372.3	8.8
Exclusion[7]	FS11	255.1	132.2	52.2	93.0
Total ESG integration and exclusion	FS11	813.2	645.0	424.5	26.1
ESG integration and exclusion proportion of total invested assets (%)	FS11	17.7	15.4	11.8
UBS total invested assets		4,596.2	4,187.2	3,606.6	9.8

1 We are refocusing our sustainable investment reporting on those investment strategies exhibiting an explicit sustainability intention. ESG integration and exclusion approaches, although considering ESG aspects in the investment process, are in and of themselves not considered sustainable investment strategies.    2 FS represents the performance indicators defined in the Financial Services Sector Supplement of the Global Reporting Initiative (GRI) reporting framework.    3 Strategies that have explicit sustainable intentions or objectives that drive the strategy. Underlying investments may contribute to positive sustainability outcomes through products / services / use of proceeds. Examples include Global Wealth Management’s Discretionary Manage SI mandate solution and Asset Management’s strategies such as its Global Sustainable Equities product.     4 Strategies that have explicit intentions of generating measurable, verifiable and positive sustainability outcomes. Impact generated is attributable to investor action and / or contributions. Examples include Global Wealth Management’s Oncology Impact funds and Asset Management’s Global Engage for Impact Equity funds.    5  In 2021, UBS converted funds to the sustainability focus and impact investment categories, in line with corresponding changes to the funds’ underlying investment policies. The main impact was on sustainability focus and impact strategies in Asset Management of USD 38 billion and sustainability focus fund conversions in Global Wealth Management.    6 Strategies that integrate ESG factors into the fundamental financial analysis to improve risk / return.    7 Strategies that avoid investments in companies that do not meet certain ESG criteria and / or do not align with the values of clients and / or UBS. The enhancement of the UBS ESG exclusion policy to include a broader set of exclusions in the third quarter of 2021 was the main driver (>50%) of the increase in exclusion assets in 2021.

7 Pension account in Switzerland: regular deposits to a 3a account enable customers to save taxes and at the same time build up capital for their retirement.

Financing solutions

Sustainable financing

We offer products and solutions to clients looking to finance assets that demonstrate sustainability characteristics and / or support the transition to a low-carbon economy. This includes access to capital markets.

The capital markets are the most powerful transmission mechanism for promoting corporate sustainability.

Michael Baldinger, Chief Sustainability Officer

Financing activities can be on-balance sheet (e.g., loans and mortgages) or off-balance sheet (such as access to debt and equity capital markets). We also provide advice on ESG factors (both financial and non-financial). One example is integrated disclosure requirements.

Where available, we use regulatory and market standards. For instance, in debt capital markets we refer to the International Capital Market Association (ICMA) Green, Social or Sustainability-Linked Bond Principles. Where such guidelines or standards are not available, we aim to align with market practices, as is the case in equity capital markets activities, for instance.

Our established sustainability and climate risk (SCR) framework is used to analyze potential transactions and client relationships in order to limit any negative impact on the environment and society. Moreover, we are in a privileged position to leverage the experience gained from our Climate Aware framework, established in 2019 in our Asset Management business, to the benefit of our financing clients.

›    Refer to “Key sustainable finance products and services” in Appendix 2 to this report

Globally, our corporate clients benefit from a range of financing and advisory solutions at all stages on their sustainability journey. In 2021, our Investment Bank’s (IB) Global Banking team set up an ESG advisory team. Their role is to help established corporate clients with the integration of ESG risks and opportunities into their strategy, operations and financing related decisions, thereby supporting their positioning in the financial markets. They also help young, ESG-driven companies to raise private and / or public financing.

We continue to support the issuance of green, social, sustainability and sustainability-linked bonds – and the raising of capital in international capital markets. We also extend green and sustainable loans in line with the Loan Market Association.

For our Swiss corporate and institutional clients, supplier and producer transactions in commodity trade finance are monitored according to our sustainability and climate risk standards. Our sustainable finance advice also extends to the strategic positioning of business models, disclosure practices and benchmarking.

Since 2021, we have been supporting our corporate and institutional clients on their journey toward a more sustainable future with Green Mortgages brokered via the key4  platform. This is the first Swiss platform offering sustainable mortgages for investment properties located in Switzerland. For self-occupied real estate, we also offer a UBS Renovation Mortgage that provides preferential interest rates for renovations and energy-efficient construction measures.

Advisory work

SI advisory work forms an integral part of our dialogue with clients. Our UBS Sustainability Analytics offering screens institutional clients’ portfolios in relation to sustainability factors, thereby enhancing their transparency.

In Switzerland we are helping small and medium-sized enterprises (SMEs) to save energy and make the low-carbon transition. For example, SMEs can benefit from a variety of initiatives, including energy check-ups (an efficiency bonus for an energy reduction plan) and the UBS industry bonus (a financial contribution toward the financing of production machinery with enhanced environmental performance). Additionally, we support Swiss start-ups in developing innovative circular economy solutions  and have partnered with other Swiss financial institutions, insurance firms and a renowned educational institute to create a reporting tool for SMEs, providing them with transparency around their ESG efforts and opportunities.

Through our stewardship and engagement approach, outlined in the preceding pages, institutional clients can ensure that how we manage their assets aligns with their own investment beliefs, policies and guidelines.

Research and insights

An important aspect of our offering to clients is our broad research capability.

Our global CIO provides research, asset allocation and strategic advice to guide clients on incorporating sustainability into diversified investment portfolios and across asset classes and strategies. In 2021, CIO reports highlighted the portfolio benefits of new SI fixed income opportunities in emerging markets sustainable finance, as well as in expanded green, social and sustainable bond exposure. CIO analysts also covered long-term thematic opportunities ranging from the Future of Earth to clean air and carbon reduction, diversity and equality, and smart mobility, in addition to producing SI-focused whitepapers and a monthly “Sustainable Investing Perspectives” review of topical sustainability issues. We continue to integrate key sustainability topics such as the net-zero transition into our flagship House View publications, together with associated investment solutions for all of this content.

Our Investment Bank’s Global ESG Research teams work closely with sector analysts skilled in ESG Integration and thematic research. In 2021, ESG Research delivered thematic reports on topics ranging from fast fashion, plastics, the energy transition, carbon investing, blue hydrogen and natural gas.

Sustainability Report 2021 | What

As well as highlighting SI opportunities, our research teams also help clients manage their investment risk. ESG Research has long held the view that ESG factors can help identify risks that traditional fundamental analysis alone may not uncover. In 2020, we launched the UBS ESG Risk Radar, a sectorial research product that considers impact and materiality of ESG risks and opportunities. In 2021, we published 47 ESG Risk Radar reports, covering sectors such as Japanese food and beverage, Latin American oil and gas, North American power and utilities, Chinese automobiles, and European banks. Our Global Markets advisory teams in the Investment Bank use these reports to help develop trade ideas and focus attention on companies prioritizing the transition to greener business models or improving their own processes and products.

ESG Research is further supported by UBS Evidence Lab, which provides data-driven insights across a wide range of subject matter to help answer ESG-relevant questions. Specifically, UBS  Evidence Lab identified the following six themes favored by family offices in relation to impact investment:8 education; climate change; healthcare; economic development and poverty alleviation; agriculture; alternative food sources, and clean water and sanitation.

Investors’ key market-related ESG questions are identified through UBS Question Bank, the largest global database of market-related questions asked by professional investors. Our Knowledge Network provides institutional clients with curated sales and trading views on key ESG topics, including extensive coverage around COP26, all accessible through UBS Neo, our cross-asset banking and trading platform. We also engage with clients through a growing number of events and conferences, where ESG-relevant content is integrated into agendas.

We use interaction, feedback and survey responses from these and other sources to develop focused products within the Investment Bank’s Global Markets business.

In early 2021, our Quant Evidence & Data Science (QED) team assumed additional responsibility for data related to sustainable investing in our Asset Management business division. As a dedicated data science team, QED ensures investment teams have industry-leading data at hand, accompanied by systematic insights. QED uses the team’s deep machine-learning expertise to enhance data and address data challenges. Natural language processing is used in the universe creation process to drive thematic, often SDG-related investment strategies. The team makes faster idea generation and efficient assessment of investment value possible, providing scientific justification for investment decisions, leading to more sustainable outcomes.

›    The above section highlights individual additions to or developments in our product and service offerings. For a comprehensive list, refer to “Key sustainable finance products and services” in Appendix 2 to this report

›    Refer to the section “Taking action on a net-zero future – our climate report” below for more information on our activities and targets to support the transition to a low-carbon future

›    Refer to the sustainable investments table above

Leading by example

In 2021, Group Treasury developed and implemented a comprehensive ESG Investment Framework for its high-quality liquid assets portfolios as described in our firm’s net-zero commitment. This framework integrates ESG considerations in the investment process alongside more traditional economic and risk dimensions.  It supports investments in ESG-labelled securities that have a direct link to sustainable projects and more holistically, promotes investments in issuers with positive ESG characteristics and flags potential risks. At year-end 2021, Group Treasury held more than USD 3.4 billion of green, social and sustainability bonds in its high-quality liquid assets portfolios, a growth of 87% year-on-year.

8 UBS Global Family Office (GFO) Report 2021

Addressing sustainability challenges
through philanthropy

We believe that by working collectively, philanthropists, public and private organizations have the potential to create lasting change and maximize positive impact for people and the planet.

Climate change and the increased frequency of extreme weather events are creating economic shocks that need support and investment. At the same time, COVID-19 is expanding the inequality gap and affecting daily lives.9 Guided by our firm’s purpose, we are strengthening our commitment to address the most pressing social and environmental issues associated with wealth inequality through our philanthropic programs and long-term community partnerships.

Reimagining client philanthropy

With nearly 70 philanthropy experts worldwide, we support clients in maximizing their impact locally, nationally and globally, whatever their objectives. For over two decades we have partnered with clients and their families, using an investment-based approach to maximize their impact and connect them to an international network of expertise and support.

Our approach is based on three core pillars: (i) Advice – such as advising clients who are considering establishing their first charitable fund and guiding them on how to maximize their charitable giving; (ii) Insights – connecting our clients to a global network of experts, both within UBS and beyond (e.g., through insight trips, publications, events with fellow philanthropists, thought leaders and social entrepreneurs, such as UBS Global Visionaries); (iii) Execution – providing clients with flexible options for managing their philanthropic giving, including structures such as our Donor-Advised Funds (DAFs), our new UBS Collectives giving circles, or supporting curated programs through UBS Optimus Foundation.

Donor-Advised Funds

A DAF offers clients an easy, flexible and efficient alternative to setting up their own foundation, and can be managed in line with their usual investment approach. Their charitable donations can be invested within parameters which they select, such as capital, growth or income, so they can grow their fund to make grants at a later date. UBS has offered DAF services in the US for some time, and in 2014 we established a DAF in the UK, which had seen more than GBP 450 million in donations by the end of 2021.

In 2020, the UBS Philanthropy Foundation was launched in Switzerland. In 2021 – its first full year of operations – it raised over USD 10 million in donations and launched its first thematic fund dedicated to the environment. It also received approval from the relevant tax authority to provide grants to environmental projects in developed countries –  a significant milestone.

UBS Optimus Foundation

UBS Optimus Foundation connects clients with entrepreneurs, new technologies and proven models aiming to make measurable, long-term impacts on the most serious and enduring social and environmental problems. Its track record spans over two decades and it is recognized globally, both as a philanthropic thought leader and as a pioneer in the social finance space.

UBS Optimus Foundation takes an evidence-based approach, focusing on programs with the potential to be transformative, scalable and sustainable.

It conducts extensive due diligence and only recommends what it considers to be the most innovative programs, capable of achieving long-term, measurable impact and systemic change. In some cases, UBS also makes matching contributions to the Foundation, to help our clients’ donations go even further. These are charitable contributions by UBS which are added on top of donations from our clients.

In 2021, we raised USD 161 million in donations, which includes UBS matching contributions of USD 14.7 million, and committed USD 108 million grants by UBS Optimus Foundation. Donations and grants committed decreased by 4%, respectively 29%. This decrease was due to the elevated funding related to COVID-19 in 2020. In September 2021, UBS Optimus Foundation India was launched, enabling us to further drive our philanthropic goals by capitalizing on local corporate social responsibility regulations and the increasing number of high-net-worth individual philanthropists in India.

Continued innovation in philanthropy

In 2021, UBS Collectives were launched. Members10 have pledged USD 21 million toward strategic collective impact programs, which bring together philanthropists wishing to pool their funds, share expertise and achieve sustainable long-term impact. Members have embarked on a three-year learning journey.

UBS Optimus Foundation has partnered with an outcomes specialist to create and launch a pioneering initiative which aims to invest USD 100 million in 15 to 20 SDG-aligned outcomes-based programs, working with governments and philanthropic donors to design and invest in projects that support vulnerable children and adults in developing countries in areas such as education, health, employment and the environment. Investors will receive returns based on verified social and environmental impact, and the initiative will use an innovative blended finance structure with 20% of philanthropic first-loss funding to unlock additional socially motivated private capital. This approach enables investors to achieve impact at scale, while improving financial return and lowering risk.

UBS Optimus Foundation has launched the SDG Impact Finance Initiative (SIFI) in partnership with two agencies of the Swiss government: the State Secretariat for Economic Affairs (the SECO) and the Swiss Agency for Development and Cooperation

9 For more information, refer to the International Monetary Fund reports about inequality in the time of COVID-19.

10 UBS Collectives members are generally UBS clients but in exceptional cases could be non-clients with an established relationship with UBS Optimus Foundation. Members can choose to have a family member accompany them as a guest.

Sustainability Report 2021 | What

(the SDC), along with the Credit Suisse Foundation. The SIFI was publicly announced and launched at the “Building Bridges“ conference in Geneva in December 2021 and aims to raise CHF 100 million catalytic capital to mobilize CHF 1 billion in private investments to reach the SDGs by 2030. Its goal is to act as a hub for learning, developing shared standards, reducing investment risks, and building a better market for investors, further establishing Switzerland as a leading center for impact investing. Moreover, it aims to help foster investable, high impact programs.

UBS Optimus Foundation reached another important milestone as a partner of the Child Learning and Education Facility (CLEF), a public–private partnership with the Government of Ivory Coast, the Jacobs Foundation and 15 cacao companies. CLEF aims to mobilize up to CHF 110 million to build additional schools and enhance the quality of education for children in cocoa-growing regions. UBS Optimus Foundation contributes CHF 3.5 million and acts as the convening platform for all private contributions to CLEF.

Strengthening the focus on climate and the environment

Since 2020, UBS Optimus Foundation has further strengthened its focus on climate and the environment. Thanks to a systematic approach that helps them assess where to invest philanthropically, and how best to contribute to accelerating environmental and climate action, clients can maximize their impact of their philanthropic efforts. Clients interested in this space can now get involved in (i) sustainable land use, by contributing to land restoration, conservation, climate-resilient agriculture, and agroforestry; and (ii) coastal and marine ecosystems, by contributing to wetland restoration and conservation and sustainable fisheries, as well as reduction of ocean waste and pollution.

Through the UBS Climate Collective, clients are able to fund, develop and implement strategies that target climate change.

Examples include the sequestration of carbon emissions by using nature-based solutions;11 supporting local community development and improving biodiversity in Southeast Asia and elsewhere. The focus is on initiatives that will protect and restore ecosystems such as mangroves, coastal wetlands and rural communities in the lower Mekong delta in Vietnam.

UBS Global Visionaries

Recognizing the crucial role of the private sector in tackling some of the world’s most pressing problems, we launched the UBS Global Visionaries program in 2016, with two main goals: (i) creating opportunities for clients and prospective clients to connect in person (or virtually) with leading social entrepreneurs; and (ii) helping our UBS Global Visionaries scale their positive change by expanding their global network, building capacity, and raising awareness about their work. Each of these entrepreneurs will be in the program for two years.

Since the program started, we have supported 63 entrepreneurs across the globe, all working toward achieving a variety of the SDGs. At the end of 2021, 20 were actively engaged in the program,12 over 60 prospects and clients were connected directly with our Global Visionaries and 80 events were hosted with the latter as featured speakers. Over 29,000 stakeholders (such as prospects, clients and employees) participated in these events.

Client feedback has been positive. Many are increasingly putting purpose at the heart of their business and personal priorities and are excited to engage with inspiring changemakers. In return, our Global Visionaries say they benefit from our clients sharing their skills, experience and contacts.

11 Nature-based solutions holistically support the achieving of climate change targets through global carbon mitigation while producing wider benefits for local communities and biodiversity.

12 Examples are an entrepreneur who re-invents farming supply chains or an entrepreneur who provides a natural carbon capture solution that is essential for climate change.

Key achievements in 2021

Group Functions

We strive to maximize positive effects and to minimize negative impact that we have on society and the environment.

- USD 161 million donations raised and USD 108 million grants committed by UBS Optimus Foundation
- Almost 680,000 beneficiaries reached through strategic community impact activities
- USD 3.4 billion invested in social, green and pandemic bonds as part of Group Treasury high-quality liquid asset portfolios

Global Wealth Management

We are a leader in sustainable investing (SI), with a global footprint and a network of resources to deliver a wide range of research, advisory and product capabilities that continue to grow.

- USD 11.6 billion client assets directed to SDG-related impact investments surpassing our commitment of USD 5 billion
- USD 3 billion invested in our new personalized advisory solutions tailored to clients' individual sustainability preferences
- 77% of clients investing in a My Way solution have picked at least one SI building block, equaling 24% of total My Way assets (more than USD 1.6 billion)

>30 USD billion

invested in discretionary offerings aligned to our SI Strategic Asset Allocation

4.6 million

beneficiaries reached worldwide through UBS Optimus Foundation activities

Personal & Corporate Banking

We made significant progress and accomplished strong achievements in our sustainable finance offering for all our client segments.

- New passive solution introduced to complement the UBS Vitainvest SI offering for pension savings
- Continued strong client uptake with almost 70% of new mandates in Personal Banking being UBS Manage SI
- Launch of renewed UBS Sustainability Analytics with features such as data on portfolio CO_2 emissions. CHF 60 billion assets under reporting

1st key4 Green Mortgage

Swiss real estate platform for investment properties offering sustainable mortgages in Switzerland.

Investment Bank

We are focused on meeting the needs of our clients with regard to ESG and sustainable finance, and helping reshape business models and investment opportunities.

- 20+ of our key conferences featured relevant ESG content, including 3 sustainable finance conferences
- 134 research reports carried the UBS ESG icon flagging ESG content, including 47 ESG Risk Radars published

Asset Management

We further broadened our asset class capabilities across fixed income, equities, hedge funds, real estate and private markets which enables us to offer a depth of innovative sustainable solutions under one asset manager.

- 77% increase in sustainability focus and impact investing assets to USD 172 billion
- USD 39 billion invested in MSCI exchange-traded funds (ETFs), helping to reduce carbon intensity by 50%
- 58% of investee companies engaged on climate achieved good or excellent progress; 5 companies with lack of progress added to our exclusion policy

23.4 USD billion

invested assets in Climate Aware strategies (53% increase)

103 bond deals

supported clients through issuance of green, social, sustainability or sustainability-linked transactions

Sustainability Report 2021 | What

What we do for our employees

We are dedicated to being a world-class employer where our people can leverage their diverse skills and partner with clients and colleagues on solutions that make a real difference. And, with nearly 73,000 employees working in 50 countries and representing 145 nationalities, we have the global presence, experience and range of business activities to create a better world for our clients, employees, communities and society.

Our employees are key to executing our business strategy and, ultimately, our client promise.

We therefore aim to attract, develop and retain employees who have the capabilities and diverse backgrounds to help us achieve those aims. Our people leadership approach is closely aligned to our strategy and purpose to ensure that the firm and its employees are acting with the same goals in mind. We are committed to improving the representation of women and ethnic minorities at senior management levels and take a multi-pronged approach in our strategy. Additionally, sustainability and good corporate citizenship principles are embedded into our practices as an employer, for example in how we market the firm to candidates, in our learning and development activities, and in our philanthropy and volunteering activities.

›    Refer to ”Workforce by the numbers” in Appendix 3 to this report for supplementary information regarding this subsection

Our purpose drives our strategy and culture and is the basis for our sustainable success

Our purpose articulates why we do what we do, and why it matters. Our culture impacts how we do things, and it is firmly grounded in our three keys to success: our Pillars, Principles and Behaviors. For the past decade, those keys have defined how we work together and what we stand for, as a firm and as individuals. They continue to drive daily business decisions and are integrated into our people management processes, including hiring, performance management, compensation, promotion, talent development, training and succession planning. Specific expectations to uphold these values, individually and as a firm, help ensure we are fostering the excellent work and behavior that we expect from all employees. To assure that our culture advances our strategic goals, we updated our three keys to success in 2021 to reflect our purpose, client promise and strategic imperatives.

We promote culture-building behavior through various divisional, regional and Group-wide initiatives. Among these is our Group Franchise Awards (GFA) program, which recognizes and rewards employees for cross-divisional collaboration and innovation. An integrated idea-sharing site enables employees to cooperate on solutions for operational, client service, sustainability and technology challenges. Almost 6,000 ideas have been submitted since 2016, with approximately 450 implemented or supported for future implementation.

A peer-to-peer appreciation program instituted in late 2020 that encourages employees to acknowledge colleagues’ exemplary behavior also started as a GFA submission. Called Kudos, the initiative brings teams together, fosters continuous improvement, and increases motivation, engagement and employee satisfaction. Approximately 420,000 messages of recognition have been given since launch, with a 78% employee participation rate across the firm.

›    Refer to the foldout pages of the UBS Annual Report 2021 for more information about our Pillars, Principles and Behaviors and our purpose

›    Refer to “UBS's charitable contributions” in this section and “Charitable contributions” in Appendix 5 to this report for a discussion of our community impact and employee volunteering activities

Sustainability Report 2021 | What

Our hybrid working model
and focus on agile practices enable us to attract and
retain highly qualified and diverse talent, positioning
us for sustainable success.

Stefan Seiler, Group Head Human Resources

Toward a more agile and flexible future

Driven by our strategic imperatives and in response to evolving client needs, we continued to accelerate new ways of working together across the firm in 2021. In particular, agile working practices, and agile teams where this makes sense, will help us be more responsive, adaptive and innovative in everything we do. Flexible, multi-disciplinary teams working across the firm will create better outcomes for clients and improve our employees’ work experience.

In 2021, we launched a first wave of the Agile@UBS program ahead of a broader implementation in 2022. Currently, we have 10,000 employees transitioning to the new Agile@UBS ways of working by the end of the first quarter of 2022, and we are on track to have over 20,000 employees working in Agile@UBS by the end of 2022. Participants’  experiences, along with coaching and specialized training delivered through the Agile Academy within UBS University, will support us in rolling out Agile@UBS, which will transform the way we work and increase our speed in finding and delivering solutions for our clients.

Besides encouraging agile working practices, we provided supportive measures for employees as the pandemic persisted throughout 2021. For example, we continued to enable the large majority of our workforce to work from home as needed and offered extra flexibility and support to help employees balance work and personal commitments.

With flexible working in particular, what began as a temporary pandemic-related necessity became a valued working practice for our employees and a competitive advantage for us as an employer.

Internal surveys conducted in late 2020 and early 2021 showed that employees were just as productive, if not more so, while working from home, and they valued the flexibility that home-working offered.

Further global analysis that considered factors such as regulation, risk and individual roles determined that approximately 75% of our employees could be eligible to work in a hybrid set-up. As a result, hybrid working (a mix of working from home and in the office) has become the norm for many employees across the firm and a key element in our workplace culture.

As well as benefiting employees, a hybrid model makes us a more attractive employer to a larger and more diverse pool of applicants, such as early-career talent, working parents and those in continuing education. The emphasis on technology and virtual collaboration also sparks innovative thinking that will make us more agile and further improve the client experience.

Leadership and culture

Leadership drives our unique corporate culture, which in turn encourages greater sustainability by supporting positive change for our clients, employees and wider society. Connecting people with transformative ideas and becoming a more agile organization are both sparked by strong leadership. In 2021, we updated our House View on Leadership to reflect the behavior that we expect every leader to demonstrate toward employees, clients and business activities. Key concepts are embedded in bespoke training, leadership development programs, performance management and senior management recruitment processes. All of our leaders are expected to foster empowerment and individual accountability within their teams to support our ongoing transformation; firm-wide metrics help ensure continuous improvement. Our leadership development programs aim to build skills and inspire and promote agility, inclusive leadership and innovative thinking among current and future leaders. Our Leadership Summit, for example, is a forum in which our senior leaders discuss – and debate – what is needed to create a sustainable, responsive and successful firm in the future. Our Senior Leadership Program helps leaders drive digital transformation within their teams and accelerate growth in complex and ever-changing markets.

In addition to training, our structured talent management process helps us identify and invest in future leaders, ensure business continuity for critical roles and proactively manage both workforce resources and individual employee development.

Sustainability Report 2021 | What

Our employees have a voice

Our employees want to have an impact and are engaged in shaping the firm’s identity, direction and daily work life. As such, we provide numerous opportunities for employees to share their views on topics ranging from engagement, work environment and talent management, through to health and well-being, and diversity. Our new employee listening strategy, launched in 2021, is designed to adapt to changing organizational priorities and business-specific needs, to capture feedback in a timely way, and above all, to drive meaningful improvements to the employee experience. It uses Group-wide surveys to measure cultural indicators such as line manager effectiveness, and in-depth bespoke research to solve specific business issues. We will soon roll out on-demand tools to foster continuous improvement within business areas and teams. Our overarching goal is to create an environment where all employees feel a sense of belonging and are able to perform at their best, for us and for our clients.

We also use surveys to measure and support change on a firm-wide basis. For example, we conducted a Group-wide Organizational Health Index survey in January 2021. We used it to compare ourselves with an external benchmark and other best-in-class companies, and to assess alignment on strategic goals, working practices and adaptability. Employee responses directly influenced the development of our purpose, our new performance management approach and our increased focus on innovation, sustainability and impact.

In addition to all-staff initiatives, we conducted surveys among targeted groups of employees in 2021 particularly to support employee health and well-being.

Regular “pulse” surveys gauged employees’ views on remote work, stress, communication and other aspects. Resources to support holistic well-being featured a bespoke e-learning curriculum, physical and mental health initiatives, volunteering opportunities, increased benefits offerings in certain locations and financial education events. Enhanced people analytics for a number of workforce indicators allow us to gather timely insight, track trends and take action at critical moments. Employees are informed of Group-wide survey scores, as well as divisional, regional and business area results, as applicable. In 2021, 70% of employees were satisfied with our talent management practices and 83% recognized our positive work environment. Both of these measures were above the norm for financial services companies, with talent management also above the norm for high-performing companies. Our ongoing ambition is to have a highly motivated workforce that models the firm’s expected behaviors in their daily work; we therefore use survey results to create future culture-building initiatives. We strive to be the clear employer of choice in the financial services sector and to maintain a good employee Net Promoter Score (eNPS). Both ambitions were achieved in 2021.

Engaging with our employees

We connect with employees through channels such as our intranet news and information sites, UBS Connections (our internal social network), UBS TV, and directly, via individual and team meetings, emails, town halls and feedback tools.

Throughout 2021, employees in all businesses and regions attended numerous virtual town halls and small group meetings to discuss relevant issues directly with senior management. Regular “Join me on the Journey” CEO videos and “Open mic with Ralph” events, along with “Live with the GEB” strategy discussions, allowed employees to learn about (and in many cases, ask questions about) topics such as the firm’s strategy and direction. These events are communicated via internal articles or broadcast on UBS TV and are available via replay any time.

Our employee networks are another avenue to listen to, and engage with, employees to influence the firm’s future. Sponsored by business leaders, these groups help employees build cross-business relationships and support an open and inclusive workplace. In 2021, there were 48 employee networks globally, focused on culture, gender, ethnicity, family, mental health, Pride / LGBTQ+, disability and veterans. Each of our networks plays an important role in helping UBS evolve its culture of belonging and provides networking and a forum to advance the learning, experience, connectivity and voice of its members.

Employee representation

We maintain an open dialogue with our formal employee representation groups, all of which are in Europe, as part of our commitment to be a responsible employer. We have two pan-European forums: the UBS Employee Forum (our European works council) and the UBS Europe SE Works Council. These groups represent 17 countries and consider issues that may affect our performance, operations and prospects. Local and regional work councils, such as the Employee Representation Committee in Switzerland, discuss topics such as business transfers, pensions, workplace conditions, health and safety, and redundancies. Collectively, these groups represent approximately 49% of our global workforce.

Our commitment to diversity, equity and inclusion (DE&I)

Ensuring fair treatment and strengthening our commitment to DE&I are vital to our sustainable business success. We find diverse teams better understand and relate to the needs of our equally diverse clients. Through the diversity of our employees’ backgrounds and experiences, we drive innovation and better decision making.

Our aim, therefore, is to shape a diverse and inclusive organization that is innovative, provides outstanding service to our clients and offers equitable opportunities so that every employee can thrive.

UBS is a strong supporter of the UN Standards of Conduct for Business anti-discrimination guidelines. Additionally, we are signatories to the UN-backed Women’s Empowerment Principles, the UK’s Women in Finance Charter and Race at Work Charter, and the Corporate Call to Action in the US. Philosophically, we take a broad approach to DE&I, focusing on a range of aspects, including inclusive leadership, age, gender, race and ethnicity, LGBTQ+, disability, and veterans. Building inclusive leadership skills, increasing gender and ethnic diversity, and equitable policies and practices were our leading priorities in 2021.

Gender diversity is a key priority for the firm. We are particularly focused on increasing the representation of women at senior management levels. We take a multi-pronged approach in this respect, analyzing and adapting various factors that support the hiring, development and retention of women at all levels. For example, our interviews for open roles are expected to include qualified diverse candidates, and our interview questions seek to gauge inclusive leadership competencies for executive roles. To ensure we are making progress, we hold ourselves and our leaders accountable. For example, in early 2020 we publicly stated our aspiration to have 30% of all Director and above roles held by women by 2025. At the end of 2021, that figure stood at 26.7%, up from 26.0% in 2020. As of 31 December 2021, 25% of GEB members were female and we expect to increase this ratio to 33% in early 2022 after the designated Group Chief Financial Officer joins the firm. In addition, 27% of senior managers who reported directly to the Group Executive Board (the GEB) in 2021 were female.

One of the enablers in this effort is our global UBS Career Comeback program. Launched in Switzerland in 2016, and a global program since 2019, Career Comeback continues to help us increase our pipeline of female leaders. Professionals looking to return to corporate jobs after a career break are hired for permanent roles and supported throughout their transition. To date, Career Comeback has helped 196 women and 19 men relaunch their careers

A concerted focus on ethnic diversity

Increasing the ethnic minority diversity of our workforce, and a related commitment to support underrepresented talent and communities, is also a top priority across all business divisions and regions.

We focus on four areas: accountability and transparency; investing in our talent; improving our culture; and leveraging our business strengths in underrepresented communities.

We take a country-by-country approach, in close collaboration with relevant business and jurisdictional entities. This is because legislation, legal requirements and progress toward racial and ethnic equality vary significantly across the locations in which we do business. In the short term, the largest share of our efforts is focused on Switzerland, the US and UK. In Switzerland, we began collecting ethnicity data on a voluntary basis in 2021 aimed at understanding the current representation within our local workforce. Our 2025 aspiration is to achieve a 26% representation of ethnic minorities at Director level and above in the UK and the US. As of the end of 2021, our representation was 20.1% in the US and 21.3% in the UK.

Our employee networks are strong partners in our ethnic diversity strategy. Throughout 2021, our ethnicity-focused MOSAIC networks globally facilitated numerous events for staff in every region to increase awareness and personal accountability along with specialized educational sessions for network members.

Sustainability Report 2021 | What

In addition, a community of more than 480 Diversity and Inclusion Ambassadors acts as a resource for employee advice and coaching on conversations about various diversity and inclusion-related topics.

Promoting greater understanding and inclusiveness across the firm

Along with strategic initiatives, each year we sponsor numerous activities to promote inclusion and belonging. Employee volunteers regularly host educational events and initiatives focused on gender, age, culture, ethnicity, LGBTQ+ / Pride, disability, veterans, parenting, elder care and other topics.

Among these, disability is a key area of focus. As such, the firm became a member of the Valuable 500 in 2021, committing us to make disability inclusion part of the firm’s business leadership agenda.

›    Refer to our Americas Diversity, Equity and Inclusion Impact Report, available at ubs.com/diversity, for more details

›    Refer to our UK Gender Pay Gap Report, available at ubs.com/uk/en/gender-pay-report,  for more details

Equal opportunity, grievances and whistleblowing protections

We are committed to ensuring a workplace where employees are fairly treated, with equitable employment and advancement opportunities for all. We do not tolerate harassment of any kind, including sexual harassment, and we take measures to prevent all forms of harassment, bullying, victimization and retaliation. Our policies, procedures, employee and line manager education, and awareness materials all encourage employees to raise concerns, which they may do openly or anonymously. An internal anti-harassment officer appointed by the Group Head Human Resources provides an independent view of the firm’s various processes and procedures to prevent harassment and sexual misconduct.

When there are concerns, defined procedures and specially trained people in every region help us resolve them. Employees are strongly encouraged to speak with their line manager or HR about any workplace concerns and reminded regularly to immediately report any potential violations of our Code of Conduct and Ethics (the Code) to their line manager or local compliance officer. In addition, our global whistleblowing procedures offer multiple channels (including a confidential whistleblowing and sexual misconduct hotline) for staff to raise concerns about any suspected breaches of laws, regulations, rules or other legal requirements, policies or professional standards, sexual misconduct or harassment, or any violation of the Code. UBS prohibits retaliation against any employee who reports a concern that they reasonably believe is a breach or violation.

Practices that help us remain an employer of choice

Fair and effective people management processes are key for our long-term success. Our global performance management approach underwent a comprehensive review in 2021 as a part of the firm’s larger strategic repositioning. That review included gathering feedback from employees across the firm. As a result, we implemented changes to our year-end review, objective-setting and employee feedback processes that aim to support our strategic priorities, reinforce our culture, and be simpler and more transparent. We removed performance ratings to focus on descriptive categories of impact and outcome that make it easier to determine and justify how an employee has performed. Different descriptions for the “what” (Contribution) and the ”how” (Behaviors) together assess the individual’s impact.

Transparent Group-wide expectations for performance will fuel engagement and reflect our high-performing culture. Line manager and peer discussions of performance reviews will help ensure fairness and consistency across teams. We also implemented avenues to support regular two-way and coaching-oriented feedback, and we ensured more differentiation among employees to better support the link between performance and reward. One thing that has not changed is our emphasis on both performance and behavior. We remain committed to furthering our culture by assessing and rewarding how well the firm’s expected behaviors are demonstrated in employees’ daily work. For 2021, 99% of eligible employees received a performance review.

Fair pay and pay for performance

Compensating employees fairly and consistently is key to ensuring equal opportunities. We pay for performance, and we take pay equity seriously. A strong commitment to both is embedded in our compensation policies, and we conduct both internal reviews and independent external audits as quality checks. If we uncover any gaps that cannot be explained by business and appropriate personal factors such as experience, role, responsibility, performance, or location, we explore the root causes of those gaps and address them. Additionally, our regular monitoring and review processes also allow us to maintain our certification status with the EQUALSALARY Foundation for our equal pay practices in Switzerland, the US, the UK, Hong Kong SAR and Singapore. The firm also successfully completed an equal pay analysis in Switzerland in 2020, as required by the Swiss Federal Act on Gender Equality. The results of the analysis confirmed that we are fully compliant with Swiss equal pay standards. These holistic certifications are a testament to our well-established equal opportunity environment and the strength of our human resources practices, including performance and reward. In 2021, we continued to monitor pay fairness and addressed any unexplained gaps to ensure that all employees are paid fairly.

›    Refer to the UBS Compensation Report 2021 at ubs.com/annualreporting

Environmental, social and governance (ESG) considerations in the compensation determination process

ESG objectives are considered in the compensation determination process in objective setting, performance award pool funding, performance evaluation and compensation decisions.

ESG-related objectives have been embedded in our Pillars and Principles since they were established in 2011. In 2021, we revised the Group CEO and GEB scorecards and further enhanced the link between ESG and compensation by introducing explicit sustainability objectives under “Strategic & Growth” in the non-financial goal category. These sustainability objectives are linked to our priorities, and their progress is measured via robust quantitative metrics and qualitative criteria. Sustainability objectives are individually assessed for each member and consequently directly impact their performance assessments and compensation decisions.

In addition, in the performance award pool funding across the Group, ESG is also reflected through an assessment of progress made against targets linked to our focus areas of Planet (Climate), People (Wealth Inequality, Health and Education) – including progress made against our diversity ambitions – and Partnerships, alongside other key dimensions. Therefore, ESG is taken into consideration when the Compensation Committee assesses not only what results were achieved but also how they were achieved.

›    Refer to “GEB performance assessments“ in the UBS Compensation Report 2021 for more information about the GEB performance measurement process

›    Refer to “Our focus on sustainability and climate,” “Employees” and “Social impact” in the “How we create value for our stakeholders” section of the UBS Annual Report 2021 for more information

›    Refer to ubs.com/gri  for more information about ESG-related topics

Attracting, developing and retaining the best talent

Fostering an agile and connected workforce is a near-term priority. As such, we need to have processes in place to ensure that we have the best people, in the right roles, at the right time. Comprehensive workforce data dashboards help us analyze all aspects of the employee lifecycle, including recruitment, performance management, reward, training, internal mobility and attrition. These tools help HR representatives and line managers identify trends quickly and make fact-based decisions based on relevant HR data.

Throughout 2021, we recruited new talent where necessary to launch or expand businesses and to fill gaps in our workforce. We hired a total of 9,363 external candidates in 2021, adding more than 1,700 graduates and other trainees, apprentices and interns through our various junior talent programs. We recruit for potential and cultural fit, hiring beyond immediately relevant skills to include the person’s experience, competencies and digital aptitude. We also invest in young talent in every region; for example, supporting national apprenticeship programs in Switzerland and the UK and a summer internship program in the US. In Singapore, UBS worked with the local government to set up a program to support ongoing employability during the pandemic and to increase the resilience of regional banking infrastructure.

Our approach has garnered numerous external accolades, including a ranking in the top 50 of the world’s most attractive employers by employer-branding expert Universum for the 13th consecutive year in 2021.

Reflecting our integrated workforce strategy, we continued selective insourcing and hiring activities in 2021, primarily focusing on our Business Solutions Centers in China, India, Poland, Switzerland and the US, while reducing external resources.

›    Refer to Appendix 7 to this report for more information about our employer ratings and recognition

Key to our talent management strategy is offering employees opportunities to build interesting careers. Our innovative digital Career Navigator platform, which now features short-term rotation opportunities, promotes internal mobility across teams, functions and business divisions. Employees can explore career paths, search for jobs and subject matter experts, and connect with colleagues while allowing our recruiters to more easily source internal talent. The tool also identifies potential competency gaps and recommends appropriate training. In 2021, Career Navigator helped 47,600 employees search for short-term job opportunities or find internal experts, discover possible career paths and match themselves to open roles. More than 160,000 skills have been added to our employee skills-sharing platform.

Our in-house UBS University plays a central role in helping employees build skills for use now, as well as capabilities for the future. Our offering includes line manager and leadership development, advisory and sales training, industry-leading certification for client advisors, data literacy, agile working, and health and well-being topics.

Sustainability Report 2021 | What

Throughout 2021, we continued to emphasize future skills development and new ways of working, for example, by helping employees develop digital and data literacy skills, and embrace agile methodologies.

We invested more than USD 71 million in training in 2021; altogether, our permanent employees completed more than 1,425,000 learning activities, including mandatory training on compliance, business and other topics. This is an average of more than two training days per employee.

Internal mobility remains a priority. In 2021, 38% of all our open roles were filled by internal candidates, 1,506 employees changed business divisions, and 331 changed regions. In addition, more than 80% of the positions at one level below the GEB were filled with internal candidates, underlining the strength of our internal talent bench.

Benefits that count

All employees have access to our competitive benefits, including offerings covering insurance, retirement and personal leave. Benefits are aligned with local markets, often going beyond legal requirements or market practice. We actively support flexible working arrangements, part-time roles, job sharing and partial retirement.

A wide range of resources are available to help employees balance work and home-life demands. For example, our global Employee Assistance Programs offer support for various life challenges such as illness, conflict, bereavement, mental health issues, and caring for elderly family members. In Switzerland, this support is provided by our in-house social counseling unit. In 2021, our global workforce recorded an absentee rate of 1.8% of total scheduled days, according to the number of absences due to illness or accident recorded in our self-service HR tool.

Furthermore, should such circumstances arise, we have clear policies and processes for handling redundancies in all businesses and regions, and we offer redeployment and outplacement services to help employees find new roles. As an example, when restructurings in the Swiss labor market lead to job losses, we offer affected employees access to a COACH process that supports them in finding a new position within or outside UBS.

Health and well-being

The health and well-being of our workforce is very important to us. As we have expanded our support during the pandemic, we continue to see the benefits of our efforts.

We continued to provide an extended health and well-being offering to employees in 2021. This included a suite of programs, benefits and workplace resources, along with a curriculum featuring topics such as team building in a virtual setup, relieving stress and preventing burnout.

We also sponsored firm-wide activities such as a virtual fitness challenge and mental health initiatives, along with a specialized mindfulness app. Regular internal survey results highlight the positive impact of well-being initiatives on our employees across the firm. A health and well-being dashboard helps to identify and respond to trends early on.

A spotlight on parental leave

At UBS, all new parents can take paid time off after the birth or adoption of a child. Our parental leave policies meet the legal standards in all locations and exceed them in most. For example, in Switzerland, new mothers are entitled to 180 or 210 calendar days of paid maternity leave, depending on years of service. New fathers can take up to 20 business days of paid paternity leave and then take unpaid leave or reduce their level of employment to 80% for one to six months. Our adoption leave has also been aligned closely with these guidelines.

In the US, eligible employees are provided up to twenty weeks of paid leave following the birth, adoption or foster care placement of a child. Upon returning to work, these employees may choose to work three days a week for two weeks while being paid at 100% before returning to a full workweek.

In the UK, employees have a range of available parental leave options. For example, eligible employees can take up to 52 weeks of maternity / adoption leave; the first 26 weeks of maternity leave are fully paid, as are two weeks of paternity leave. Additionally, shared parental leave gives eligible parents more flexibility in sharing the care of their new child, and they can receive up to 26 weeks full pay.

Parental leave in our Asia Pacific locations is aligned to, or exceeds, local legal requirements and market practice. In general, employees are entitled to at least 16 weeks of paid maternity leave or two weeks of paid paternity leave.

›    Refer to the Health and Safety statement in Appendix 6 to this report

›    Find out more about topics of interest to employees and potential employees at ubs.com/employees  or ubs.com/careers

Sustainability Report 2021 | What

Taking action on a net-zero future – our climate report

From words to action

2021 marked a pivotal year in climate pledges and commitments by companies and governments. The global community voiced a clear need for focused action and solutions. Notably, the mobilization of finance for the low-carbon transition in order to reach net-zero emissions by no later than 2050 and achieve the Paris goal of limiting global warming to 1.5°C above pre-industrial levels.

The impacts of climate change are already upon us. This is highlighted by the sixth report by the Intergovernmental Panel for Climate Change (the IPCC). We have growing evidence that human activity is a significant contributor to increasing global temperature averages. These, in turn, can intensify extreme weather events such as heatwaves, droughts and cyclones. The Glasgow Climate Pact at the 2021 United Nations Climate Change Conference (COP 26) acknowledged that unless we act urgently, global temperatures will rise above the 1.5°C limit, and by 2100, the planet will be warmer than at any other time in human history.

We have a window of opportunity to turn things around. As a leading global bank, we recognize our unique position and ability to contribute to that turnaround by mobilizing capital and supporting our clients, employees, investors and society in the transition to a net-zero economy.

In 2021, UBS once again received external recognition for our climate action by maintaining the leading score across the environmental dimension of the Dow Jones Sustainability Indices.

Out of nearly 12,000 companies ranked by the global environmental non-profit CDP, we were one of only 200 that were
A-listed for environmental transparency and action to cut emissions, mitigate climate risks and develop the low-carbon economy.

We also took part in the Global Association of Risk Professionals (GARP) Climate Risk questionnaire and were recognized as one of the firms currently providing leading practice in climate risk management.

Why does UBS see climate change as a strategic topic? Aside from it being the right thing to do for the planet, we believe it is the right thing to do for our business.

Protecting our clients’ assets and those of our firm from the devastating effects of climate change, while also seizing the opportunities from the low-carbon transition, is vital to maintaining our leading approach on climate.

UBS became a founding member of both the Net Zero Asset Managers initiative (NZAMi) in 2020 and the Net-Zero Banking Alliance (NZBA) in 2021. We also published our firm’s commitment to net zero in April 2021, reinforcing our dedication to climate action.

In the following pages, we highlight the key signposts on the journey toward our net-zero goal, including steps we’re already taking, as well as our ambitions for the future.

The time to move from words to action
is now.

Our climate journey – 15 years of continuous strategic development

Sustainability Report 2021 | What

Key climate-related activities – 2021 at a glance

Key thematic areas	Progress in 2021
Governance and strategy

–      Appointed the Group Executive Board (the GEB) lead for sustainability and impact to steer our efforts on sustainability (including climate).

–      Oversaw climate strategy and activities at the highest level of our firm.

–      Assigned environmental, social and governance (ESG-)related goals for all GEB members.

–      Became founding member of the NZBA and Glasgow Financial Alliance for Net Zero (GFANZ).

Risk management

–      Further developed a transition risk heatmap methodology and introduced a novel physical risk heatmap to inform our climate risk management.

–      Launched an engagement program focused on 46 companies from high-carbon intensity sectors and engaged with a total of 140 companies across all sectors.

–      Supported 70 climate-related resolutions.

–      Developed a UBS climate materiality assessment that maps out material climate-related risks and opportunities.

Metrics and targets

–      Set decarbonization targets for 2030 for financing of fossil fuels, power generation and real estate sectors.

–      Reduced own greenhouse gas (GHG) emissions by 92% against 2004 baseline.

–      Disclosed net-zero 2030 interim targets for Asset Management.

–      Further aligned climate-related risk metrics with the updated recommendations by the Task Force on Climate-related Financial Disclosures (TCFD) (for carbon-related assets).

External recognition

–      Awarded top ratings and rankings by industry experts:

-       CDP: Climate A List;

-       Dow Jones Sustainability Index: leading in the environmental dimension;

-      GARP: providing leading practice in climate risk management.

Climate governance

Embedding our approach to climate

The Corporate Culture and Responsibility Committee (the CCRC) of UBS Group AG’s Board of Directors (the BoD) oversees UBS’s climate strategy. This is set by our firm’s Group Executive Board (the GEB), and includes our appetite for climate-related risks. In its six annual meetings, the CCRC regularly reviews the GEB’s activities in executing UBS’s climate strategy and, jointly with the BoD’s Risk Committee, evaluates the progress of the firm’s climate risk program.

As part of its annual approval of UBS’s sustainability and impact objectives, the CCRC considers our firm’s climate-related objectives, as set by the GEB. The committee also reviews the alignment of our climate disclosures with the recommendations of the TCFD. We manage these annual plans and goals through our ISO 14001-certified environmental management system (the EMS) and management accountabilities across UBS Group AG. The EMS helps us reduce environmental risks, seize market opportunities and continually improve our environmental, climate and resource-efficiency performance.

In 2021, we established a net-zero task force to help ensure we become a net-zero firm by 2050.

The GEB lead for sustainability and impact chairs the task force. Senior stakeholders from across our business attend the task force’s monthly meetings, including senior leaders from risk and finance.

›    Refer to ”Governance on sustainability” in the “How” section of this report

Climate strategy

We launched our first climate strategy 15 years ago. In the 2010s, we expanded our focus beyond our own operations, to encompass the protection of our assets and those of our clients, together with the mobilization of capital to tackle climate concerns. We refined our strategy by including, and disclosing, a growing number of climate-related metrics. As we move into the 2020s, we are taking steps to advance further.

Currently, no bank can perfectly quantify its climate risks. Emissions figures are a blend of official data, expert views and information shared between organizations. But we aim to lead by example – by continuously developing and refining our sustainable products and services, by focusing on climate risks in our company-wide risk management framework and operations, and by sharing best practice with stakeholders, such as authorities, central banks, policymakers, academia and peers.

Strengthening our commitment

In April 2021, we published our ambition to reach net-zero GHG emissions across our entire operations by 2050 (scope 1, 2 and 3 emissions). We committed to developing a comprehensive and ambitious climate roadmap.

While we recognize the critical relevance of climate action, we also know the world’s problems extend further, encompassing many challenging issues such as inequality, poverty or access to clean water, as reflected by the UN Sustainable Development Goals (the SDGs).

Sustainability Report 2021 | What

Our climate roadmap

In 2021, we extended our long-standing climate strategy with a commitment to reach net zero resulting from all aspects (scopes 1, 2 and 3) of our business by 2050.

2021 — Commitment to net zero by 2050 and founding member of the Net-Zero Banking Alliance (NZBA) and the Glasgow Financial Alliance for Net Zero (GFANZ)

by 2025 — **Addressing our own emissions**

- Achieve net-zero scope 1 and 2 emissions
- Reduce our own energy consumption by 15% from 2020 levels
- Offset historical emissions from own operations back to 2000 by 2030 — **Addressing the emissions of our business activities (from 2020 levels)**

by 2035 — **Addressing our supply chain**

- Aim for net-zero GHG emissions by our key vendors

by 2050 — **Net zero across all our activities (scope 1, 2, 3)**

Our four strategic pillars

Our climate strategy covers two main areas: managing climate-related financial risks, and taking action on
a net-zero future.

Underpinning these two main areas are four strategic pillars.

›    Refer to the diagram below for a visual description of the two main areas and four strategic pillars of our climate strategy

1. Protecting our clients’ assets

As a global financial institution, it is our responsibility to help clients navigate through the challenges of the transition to a low-carbon economy. We help our clients assess, manage and protect their assets from climate-related risks by offering innovative products and services in investment, financing and research.

We work collaboratively across our industry and with our clients, ensuring they have access to best practice, robust science-based approaches, standardized methodologies, and quality data for measuring and mitigating climate risks. Our activities include engaging on climate topics with the companies we invest in. For example, our Asset Management business division has implemented an engagement program with 46 companies from the following sectors: oil and gas, electric and other utilities, metals and mining, construction materials, chemicals, and automotive. During 2021, we also supported 70 climate-related resolutions.

2. Protecting our own assets

We seek to protect our assets by limiting our risk appetite for carbon-related assets. We use scenario-based stress-testing approaches and other forward-looking portfolio analyses to estimate our vulnerability to climate-related risks. As of 31 December 2021, we had reduced our lending exposure to carbon-related assets to 9.9% (USD 45.6 billion) of our total customer lending exposure. This is down from 10.4% at the end of 2020 and 10.7% at the end of 2019.

Carbon-related assets are defined as significant concentrations of credit exposure to assets tied to the four non-financial groups as defined by the TCFD (using Global Industry Classification Standard, GICS). These four groups are (i) energy; (ii) transportation; (iii) materials and buildings; and (iv) agriculture, food and forest products. Recognizing that the term carbon-related assets is currently not well defined, the TCFD encourages banks to use a consistent definition to support comparability. We continue to collaborate with the industry to drive further consistency.

3. Reducing our climate impact

We are committed to achieving net-zero emissions in our own operations (scopes 1 and 2) by 2025. We will do this by replacing fossil fuel heating systems, maintaining our 100% renewable electricity coverage and investing in credible carbon removal projects (including negative emissions technology). We are compensating our historical scopes 1 and 2 emissions back to the year 2000 and have sourced credible and clear carbon offsets and investments in nature-based solutions. Furthermore, we are currently working to understand and quantify the scope 3 emissions in our supply chain. We are engaging with our key vendors on targeting net zero by 2035.1

Many of our climate impacts are indirect, arising from emissions in our financing, lending and assets under management. As such, we plan to align these activities toward our net-zero goal. As set out in this report, we have already started to quantify our indirect climate impacts, which will enable us to improve our performance in this area.

4. Mobilizing capital

We mobilize private and institutional capital through investments that help the world mitigate and adapt to climate change.

We were the first major global financial institution to have made sustainable investments the preferred solution for our private clients wishing to invest globally.  We also support our goal of mobilizing capital as a lender and as an arranger, underwriter and / or structurer of securities. For corporate clients, we support the issuance of green, social, sustainability and sustainability-linked bonds – as well as the raising of capital in international capital markets – in line with recognized market guidelines, such as the ICMA Green Bond Principles and, in relation to green and sustainable loans, the Loan Market Association Sustainability Principles. In 2021, we began offering borrowers Green Mortgages via our key4  platform, the first Swiss real estate platform for investment properties that promotes sustainable mortgages.

Detailed data accounting of our financed emissions helps us to identify climate-related opportunities requiring capital, and to improve and tailor our sustainable product range for clients. Additionally, such insights help UBS, our partners and our clients in a number of ways. For instance, they reduce the risk of stranded assets.

›    Refer to ”What we do for our clients,” ”Reducing our environmental footprint” and Appendix 4 to this report for more information about key activities pertaining to the four strategic pillars

1 A GHG key vendor is a top GHG scope 3 emitter relative to UBS’s overall scope 3 supply chain emissions and with whom UBS has a long-term ongoing relationship. Together our GHG key vendors contribute to a significant portion of UBS’s estimated supply chain scope 3 emissions.

Sustainability Report 2021 | What

Our strategic resilience to climate change

UBS wants to be part of the solution to climate change while protecting our clients’ and our own assets. To do so, we embed climate change considerations in our strategic planning and processes. We observe the materiality of climate change impacts through a “double-materiality“-lens: (1) how UBS can best contribute to the transition to a net-zero world; and (2) how climate change can impact UBS and its strategy, business planning and processes.

To determine the materiality of key drivers of climate risks and opportunities, such as policy and regulatory developments, or climate investment opportunities, we have developed a UBS materiality assessment for climate risks and opportunities.

Our goal is to identify the time horizon and potential impact that these drivers may have on a bank’s business strategy (if materialized). We will further refine this approach over time, by reflecting new client data, climate scenario and business projections and enhanced methodologies to quantify risks and opportunities.

Time horizons for climate assessments
Short-term time horizon	0–3 years
Medium-term time horizon	3–10 years
Long-term time horizon	Beyond 10 years

Methodology for assessing climate risks

At UBS climate risks can arise either from changing climate conditions (physical risks) or from efforts to mitigate climate change (transition risks). Physical and transition risks contribute to a structural change across economies and consequently can affect banks and the financial sector through financial and non-financial impacts.

UBS takes a materiality-driven approach to assessing the potential impacts of climate risks, while considering the time horizon of these impacts. UBS defines short term as less than three years, medium term as three to ten years and long term as beyond ten years. For selected climate risk assessments, we use a time horizon of up to 2050 for transition risk and up to 2100 for both transition and physical risk. According to current understanding of the potential impacts of climate change, physical risks identified today are most commonly expected to materialize in the long term while transition risks can materialize in short-, medium- and long-term time horizons.

On an annual basis the sustainability and climate risk (SCR) unit coordinate a systematic materiality assessment of risks in accordance with the ISO 14001 standard.

The assessment covers all business divisions, as well as the products and services within them, to assess if and where products and services may have an impact on climate (and / or the environment) and / or pose a risk (e.g., financial, reputational, etc.) to UBS (rated on severity and frequency, where frequent and / or severe sustainability or climate risks are defined as having a substantive impact).

We prioritize risks and opportunities by focusing on the impact of climate change and on our exposure to the risk, considering factors such as the product, service, client base, etc. Each business division assesses and rates the potential for risks and / or opportunities arising in the products and services offered according to a step-by-step procedure of evaluation and ranking, review and approval, and documentation. Items rated as having a substantive impact are further referred to management.

For the climate risk materiality assessment, we applied two different criteria: We rated (i) potential financial risk to UBS (direct and indirect impact), and (ii) climate impact through UBS activity based on internal methodology, using as reference scientific and regulatory publications on climate risk. We subsequently added up these assessments to arrive at the overall materiality assessment on a relative basis.

Transition risks

1.    Policy and regulatory: As a global financial services firm active in wealth management, asset management, investment banking, and the provision of services to corporate and institutional clients, our firm can be affected directly and indirectly by new carbon pricing regulation and energy transition policies. These measures can be designed to both constrain the impacts of climate change and / or promote an adaptive response to climate change impacts. They could impact UBS’s own operations, as well as the business operations of our corporate clients given that such clients rely on the bank to finance their activities across a range of sectors. We routinely assess the impact of current and emerging regulation, either directly affecting our operations or indirectly affecting those sectors where we have clients. Assessments and gap analysis exercises are conducted several times a year following a standardized identification process defined by the climate risk program. Additionally, regulatory developments are assessed for impacts via quarterly monitoring. We see the below potential risks emerging in the short term.

2.    Technological change: UBS, together with corporate clients that rely on the bank to finance their activities in a range of sectors, is both directly and indirectly exposed to technological changes. These changes, such as the rise of electric vehicle / battery technologies in the automotive sector or energy storage technology advancement impacts on the power utility sectors, are analyzed by UBS through scenario analysis approaches. We see these potential risks emerging in the short to medium term.

3.    Reputation: Climate-related methodologies and standards will continue to change in the coming years. Our reputation may be adversely affected if our climate-related actions and methods are not perceived as meeting existing or future industry standards and best practice. Examples of this would be allegations related to greenwashing or inadequate action on climate change. Increased reputational risks could lead to loss of business and may result in changes in regulations, which in turn could impact UBS’s business model. We see these potential risks emerging in the short term.

4.    Market and sentiment: We have made protecting our clients’ assets a strategic pillar in our firm’s climate approach. Amid a growing demand for climate-focused products and services, UBS needs to actively respond to market changes driven by the low-carbon transition and clients’ interest in managing climate-related risks. We address this potential risk through our comprehensive sustainability and climate-focused product and service offering. We see the potential risks arising from a failure to do so in the short term.

Physical risks

1.    Acute: Impacts from extreme weather events may affect the value of physical assets that UBS owns and finances. We address the risks to our own physical assets through our comprehensive business continuity planning and physical climate risk identification process.

2.    Chronic: Impacts from incremental climate change may affect the value of physical assets that UBS owns and finances. Incremental changes in climate (e.g., rising temperatures and changes in precipitation patterns) can exacerbate extreme events, making them more frequent and severe, which in turn affects economic output and productivity. Such events could reduce the value of properties held as collateral. We see these potential risks emerging in the long term.

While we put the necessary focus on identifying, assessing and managing climate-related risks, the transition to net zero opens new opportunities as well. Our approach to capturing and expanding such opportunities is elaborated below.

›    Refer to “Climate scenario analysis” below for more details on how UBS performs scenario analyses and considers time horizons

Methodology for assessing climate opportunities

Climate change has become integral to the way we conduct business at UBS.

Our materiality assessment starts with an in-depth analysis of the various products and services directly related to climate in our business divisions (Global Wealth Management, Personal & Corporate Banking, Asset Management, and the Investment Bank). In addition, a cross-divisional team of experts has identified those areas where the business divisions are planning new products and services with a direct link to climate.

The definitions of the time horizons are described above. A product is considered to have “a direct link to climate change” if it is intended to primarily contribute to one or more of the identified impact areas: climate mitigation, climate adaptation or climate transition.

Having identified the overall list of opportunities, we then classified them according to six categories recognized as major climate-related opportunities for the financial sector, based on insights from various relevant studies and publications. Using this list, we assessed the materiality according to the definition of the Global Reporting Initiative (the GRI). According to the GRI a topic is material if it has “a direct or indirect impact on an organization’s ability to create, preserve or erode economic, environmental and social value for itself, its stakeholders and society at large.”

In the assessment matrix on the following page, the materiality of a given initiative combines both its business and its societal impact. We sounded and assessed the various expert inputs to create a standardized methodology for the overall materiality outcome of the different initiatives. These assessments are aggregated according to the main categories and presented on the following page.

For the assessment, we used three different criteria: (i) overall revenue opportunities; (ii) strategic relevance of the opportunity for the business division; and (iii) potential impact that the opportunity can have on society. We subsequently added these assessments together to arrive at the overall materiality assessment on a relative basis.

›    For more information on the GRI’s definition of materiality refer to globalreporting.org

Climate-related client opportunities

The transition to a low-carbon world will be a significant catalyst for the overall allocation of capital. As a financial service provider UBS is at the center of this re-direction. As such, it is well placed to develop opportunities for offering innovative products and services to our client base.

We have categorized the various initiatives and opportunities identified within the business divisions into six groups:

1.    Advice on strategic climate opportunities: This includes advice to clients on strategic opportunities related to client investment opportunities, market sentiment and transactions insights, as well as engaging with corporates on environmental solutions.

2.    Carbon offsets: This includes supporting our clients on assessing and offsetting the overall carbon footprints of their investment portfolios. This can include digital solutions to assess carbon footprints for both private and institutional investment clients. Services can also include tools for assessing and offsetting carbon footprints for corporate clients, leveraging expertise in carbon-offsetting markets.

3.    Climate investment products: This includes further expanding our wide range of climate-focused investment products for our private and institutional clients. For example, we may use our experience in offering indexed solutions with a customized profile to develop climate-focused index-linked products. Non-traditional asset classes (e.g., hedge funds) may focus on specific climate investments relating to climate transition or climate adaptation.

4.    Climate investment advice: This includes opportunities to support our clients in directing capital to support climate goals, for example through education on sustainable finance, or the provision of meaningful climate metrics that can be used in supporting the goals of individual investors. In a broader sense this would also include products that highlight the effects of climate change topics on investment opportunities and risks.

5.    Facilitating climate-financing opportunities: This includes all opportunities within the bank to support clients, in particular our corporate clients, with advice and structuring of debt related to climate financing. This could for example be green, sustainability-linked and transition bonds. Additional opportunities may encompass advising and underwriting transactions (e.g., IPOs, follow-ons or private placements) for clients with products and services that are focused on climate innovations.

6.    Financing climate opportunities: This includes financing opportunities for green projects and infrastructure (e.g., renewable energy) including the opportunity to generate positive externalities on other SDGs. Products and services that support our clients in lowering the carbon intensity of their real estate exposure also fall within this category.

Sustainability Report 2021 | What

UBS climate materiality assessment – risks and opportunities

Climate investment products
Policy and regulatory
Reputation
Technological change
Facilitating climate-financing opportunities
Advice on strategic climate opportunities
Financing climate opportunities
Carbon offsets
Market and sentiment
Acute physical risks
Chronic physical risks
Climate investment advice
High
Moderate
Low
Potential risk / oportunity to UBS (impact)
Short-term
Medium-term
Long-term
Time horizon

Transition risks[1]

Policy and regulatory
- Climate-related litigation
- Carbon-pricing and pollution control regulation
- Energy transition policies

Technological change
- Shift to clean technologies
- Shift to energy-efficient technologies

Reputation
- Greenwashing allegations
- Environmental / climate action

Market and sentiment
- Changes in consumer preferences (products and services)
- Changes in investor sentiment (assets)

Physical risks[1]

Acute
- Extreme weather events: tropical cyclones / typhoons, floods, winter storms, heat waves, droughts, wildfires, hailstorms

Chronic
- Droughts
- Sea level rise
- Changes in precipitation
- Landslides

Climate-related opportunities

Advice on strategic climate opportunities
- Mergers and acquisitions
- Strategic insights / Data Lab / Evidence Lab
- Climate solutions and advice

Carbon offsets
- Carbon footprint management

Climate investment products
- Climate-focused strategies
- Climate transition solutions

Climate investment advice
- Advice on directing capital
- Climate-related information
- Portfolio transparency
- Industry collaborations
- Climate-focused strategies

Facilitating climate-financing opportunities
- Debt and loan arranging, underwriting, structuring and financing
- Alternative structuring
- Equity capital markets
- Private financing markets
- Acquisition financing

Financing climate opportunities
- Real estate financing
- Project financing

1 Risk categories have been adopted from definitions by the NGFS and the TCFD.

Key climate-related memberships and commitments (as of 31 December 2021)

Initiative	UBS role / activity	Key outcome of initiative in 2021	UBS contribution / commitment
Task Force on Climate-related Financial Disclosure (TCFD)	Member of the TCFD, which includes 32 individuals from financial and non-financial companies.	Updated TCFD recommendations, including guidance on disclosing metrics, targets, transition plans, and portfolio alignment metrics.	– Contributed to the updating of the TCFD recommendations.
UN Environment Programme Finance Initiative (UNEP FI)	Participant in in the UNEP FI’s second TCFD banking program, which includes 39 global financial institutions from six continents.	Further developed approaches to help banks assess and disclose their exposures to climate-related risks and opportunities, as envisioned by the TCFD.	– Participated in a year-long engagement, wherein we, along with other participating banks, worked together with climate risk experts to improve financial assessments of climate-transition risks.
Net Zero Asset Managers initiative (NZAMi)

Founding member of NZAMi, which includes 220 asset managers managing over USD 57 trillion of assets.

In November 2021, we were one of the largest and most diversified firms to set an interim 2030 target.

Published first progress report in November 2021 which contained interim targets from 43 asset managers. As per the progress report, signatories disclosed an average of 35% of total assets under management (AuM) as being managed in line with achieving net zero by 2050 (USD 4.2 trillion out of a possible USD 11.9 trillion).

–      Work in partnership with asset owner clients on decarbonization goals, consistent with an ambition to reach net-zero emissions by 2050 or earlier across all AuM.

–      Committed to align USD 235 billion AuM, equivalent to 35% of eligible assets and 20% of our total AuM.

–      Will review interim target at least every five years, with a view to increasing the proportion of AuM covered until 100% of assets are included.

Net-Zero Banking Alliance (NZBA)	Founding member of NZBA. Active participant in working groups on “Sectoral target-setting,” “Data and Methodologies,” “Financing and Engagement” and “Implementation.”	Developing guidelines, frameworks, methodologies, and timelines for net-zero implementation in the global banking sector.

–      Contributed to setting up the NZBA and actively involved in working groups.

–      Work with member banks to develop necessary methodologies, frameworks and guidelines to reach net-zero emissions latest by 2050.

–      Committed to publishing ambitious intermediate targets for priority sectors within 18 months of signing, and for all sectors within 36 months of signing, and to regularly review targets in line with NZBA guidelines.

Glasgow Financial Alliance for Net Zero (GFANZ)	Founding member of GFANZ. Active participant in workstreams on “Financial institution transition plans,” “Portfolio alignment measurement” and “Policy call to action.”

Bringing together existing and new net-zero finance initiatives in one sector-wide coalition, GFANZ provides a forum for leading financial institutions to accelerate the transition to a net-zero global economy.

– Active involvement in working groups. – Work with members institutions from across the financial services industry on supporting the economy-wide transition to net zero.
Institute of International Finance (IIF) Sustainable Finance Working Group (SFWG)	Chair of SFWG.

Produced a report titled “Navigating Climate Headwinds,” which summarized the experiences to date of more than twenty banks across eight jurisdictions with regulatory climate risk scenario analysis exercise; and provided recommendations to the Central Bank and Supervisory Network for Greening the Financial System (NGFS) and the Basel Committee on Banking Supervision’s (BCBS) Taskforce on Climate-related Financial Risks (TCFR) on how to take forward regulatory and supervisory activity.

–      Committed to providing leadership for this key financial services industry forum.

–      Worked with SFWG members from across the financial industry on identifying policy and regulatory frameworks and capital market solutions that support the development and growth of sustainable finance.

Note: In addition to the memberships listed above, UBS also joined the Partnership for Carbon Accounting Financials (PCAF) in 2022. We aim to disclose emissions in future reporting across our loan book based on PCAF standards, in accordance with PCAF’s expectations regarding implementation timelines.

›    Refer to Appendix 7 to this report for more details about UBS memberships and commitments

Sustainability Report 2021 | What

Managing climate risks

At UBS, SCR is defined as the risk that UBS is negatively impacted by or negatively impacts climate change, loss of biodiversity, human rights infringements, and other environmental, social and governance factors.

›    Refer to the “Risk management and control” section of the UBS Annual Report 2021 for the UBS risk categories

Sustainability and climate risks may manifest as credit, market, liquidity or operational risks, resulting in potential adverse financial or reputational impacts for UBS. They may also negatively impact the value of investments. Climate risks can arise from either changing climate conditions (physical risks) or from efforts to mitigate climate change (transition risks). Physical and transition risks from a changing climate contribute to a structural change across economies and consequently can affect banks and the financial sector through financial and non-financial impacts. In March 2020, Group Risk Control established our firm’s climate risk program to further integrate climate risk in the firm’s risk management framework and standard processes. The program follows a multi-year roadmap to address current and emerging regulations and is engaging with stakeholders and experts both internally and externally to further develop climate risk methodologies, deliver on climate stress test exercises, and build capacity to respond to climate risk management expectations.

We currently identify and manage climate risks in our own operations, our balance sheet, client assets and the supply chain. To protect our clients’ and our own assets from climate-related risks, in 2021 we continued to drive the integration of climate-related risk into our standard risk management framework.

We further integrated climate risk in: (i) risk identification and measurement; (ii) risk monitoring and appetite setting; (iii) risk management and control; and (iv) risk reporting processes across the organization. Our Climate Risk Management Framework is described in more detail in the graph and text below. Implementation of the framework is in progress.

Climate risk identification and measurement

UBS approaches climate risk identification through climate risk heatmaps, which enable us to take a materiality-driven approach to climate risk management.

Climate-related physical and transition risks are identified at divisional and cross-divisional level and integrated in the firm-wide risk identification process.

›    Refer to our climate materiality assessment above

The heatmaps enable UBS to take a materiality-driven approach to further inform our climate risk management strategy by:

–     helping us to identify concentrations of exposure with high climate risk vulnerability, which, in turn, enables resource prioritization for a detailed risk analysis and management action;

–     supporting a client-centric strategy in order to best assist clients that may benefit from UBS products and services in support of their climate transition strategies; and by

–     providing information to senior management to support decision making and the provision of external disclosure to stakeholders.

Our climate risk heatmaps rate cross-sectoral credit risk exposure to climate sensitivity, from high to low, through a risk segmentation process. These ratings are based on climate risk ratings determined by ratings agencies, regulators and expert consultants and have been further developed by UBS subject matter experts. Using the climate heatmaps, UBS defines “climate-sensitive” exposures, by examining exposures that are rated moderate and higher, under both the physical and transition risk methodologies.

The two methodologies are distinct in their approach and application. Counterparties may therefore appear in one or both of the heatmaps and are assigned a climate vulnerability rating based on the primary industry code (GICS) and risk domicile in UBS data systems.

Transition risk heatmap

The transition risk heatmap methodology is based on dividing economic sectors with similar risk characteristics into risk segments and rating those segments according to their vulnerability to climate policy, low-carbon technology risks, and revenue or demand shifts under an aggressive approach to meeting the well-below-2˚C Paris goal. As a result, the ratings in the heatmap reflect the levels of risk that would likely occur under an ambitious transition (in a short- to medium-term time horizon).

The current transition risk heatmap shows that UBS’s exposure to activities rated as having high, moderately high or moderate vulnerability to climate transition risks is relatively low.

Most fluctuations from 2020 to 2021 were driven by the combination of the 2020 COVID-19-related dip in energy demand and prices, followed by increased energy demand and higher energy prices in 2021. Despite these fluctuations, we have continued to reduce our exposure to climate-sensitive sectors since 2019.

Physical risk heatmap

We continued to innovate new methodologies in 2021, by developing a novel physical risk heatmap methodology.

The physical risk heatmap methodology groups corporate counterparties based on exposure to key physical risk factors, by rating sectoral, geographic, and value chain vulnerabilities in a climate change trajectory, in which no additional policy action is taken. A rating is applied based upon:

–     the counterparty’s sectoral activity (e.g., primary energy extraction presents higher physical risks than banks);

–     the counterparty’s geography (e.g., countries in Southeast Asia tend to be higher risk than those in western Europe, with some exceptions); and

–     the potential disruption to a counterparty’s value chain, where relevant (both its supply chain, customer base and distribution channels).

UBS will continue to build upon the methodology in 2022, further enhancing our approach with relevant subject matter experts. The current physical risk heatmap shows that UBS has no exposure to high-risk activities, and relatively low exposure to activities rated as having moderately high or moderate vulnerability to physical climate risks.

Key concentrations of exposure include high volumes of lending collateralized by real estate in Switzerland. Most of our lending is to the financial sector, which is by nature lower risk, with the key exception of lending to property insurance companies or lending in particularly higher-risk regions, such as South Asia. Both transition and physical risk heatmap (as proof of concept) are presented on the next pages.

Sustainability Report 2021 | What

Climate risk heatmap (transition risks)

in USD million

265 High
4,741 Moderately high
32,503 Moderate
17,593 Moderately low
192,189 Low
211,769 Non-sensitive[1]
459,061 Total exposure
High 265
Coal 233
Shale gas 24
Oil refining 8
Moderately high 4,741
Chemicals[2] 2,821
Transportation and storage (oil) 853
Integrated oil and gas companies 404
Cement or concrete manufacturing 312
Conventional oil drilling 233
High-carbon power generation (regulated) 118
Moderate 32,503
Commercial real estate management 18,029
Downstream oil and gas distribution 4,430
Construction – non-infrastructure 3,206
Mining conglomerates 2,687
Manufacturing of other metals 917
Consumer durables manufacturing 873
Airlines – commercial 708
Car manufacturing (high-carbon) 644
Land-based shipping, high-carbon (trucks) 500
Medium-carbon power generation (regulated) 249
Sea-based shipping 160
Steel / iron manufacturing 76
Livestock – beef, extensive grazing 15
Conventional gas drilling 4
Transportation and storage (gas) 3

1 Non-sensitive is mostly composed of private Lombard lending. 2 Includes pharmaceuticals.

Climate risk heatmap (physical risks)

in USD million

78 High
6,100 Moderately high
19,297 Moderate
55,421 Moderately low
192,395 Low
459,061 Total exposure
185,770 Non-sensitive[1]

Switzerland
215,560
Moderately low
North America
107,940
Low
Europe and Central Asia
49,757
Low
Latin America and the Caribbean
38,502
Low
East Asia and the Pacific
33,773
Low
Middle East and North Africa
11,511
Low
Sub-Saharan Africa
1,332
Low
South Asia
687
Moderately low

1 Non-sensitive is mostly composed of private Lombard lending.

Sustainability Report 2021 | What

Climate scenario analysis

Since 2014, we have been using scenario-based approaches to assess our exposure to physical and transition risks stemming from climate change.

Early in-house scenario analyses have been followed by a series of assessments performed through industry collaborations in order to harmonize approaches for addressing methodological and data gaps. We have performed both top-down balance sheet stress testing (across the firm), as well as targeted, bottom-up analysis of specific sector exposures covering short-, medium-, and long-term time horizons. In 2021, UBS began to participate in regulatory stress test exercises. The table below summarizes the UBS scenario assessments performed to date.

	Assessment	Year	Scenarios used	Time horizon[1]	Outcomes
Regulatory stress test exercises	Bank of England Climate Biennial Exploratory Scenario (CBES): Financial risks from climate change	2021–2022	CBES scenarios (consistent with but not identical to NGFS scenarios): – early action – late action – no additional action	Long-term (LT)	Stress test exercise is ongoing (UBS is participating on a voluntary basis)
	European Central Bank (ECB) climate risk stress test	2021–2022	Macro-financial scenarios based on NGFS scenarios	LT	Stress test exercise is ongoing
	Swiss Financial Market Supervisory Authority (FINMA) / Swiss National Bank (SNB) climate risk assessment: Focus on measurement of climate-related transition risks	2021	NGFS-based scenarios	LT	UBS participated in assessment in 2021 FINMA expected to publish conclusions in its Annual Report 2021
Scenario analysis informed by industry collaboration	UNEP FI TCFD phase III project for banks and investors: Deep dive on climate transition risks in real estate, portfolio alignment methods, and client-centric approaches for supporting transition strategies	2021	NGFS scenarios	Short-term (ST) Medium-term (MT) LT	Phase III informed internal projects, capacity building, training and further enhancement of climate materiality and heatmap methodologies
	UNEP FI TCFD phase II project for banks: Further development of climate scenarios, in line with the range of reference scenarios published by the NGFS Development of a heatmap methodology Pilot testing the credit analysis methodology on our oil and gas portfolio and physical risk analysis on our real estate mortgage portfolio	2020	Integrated Assessment Modeling Consortium (IAMC) scenarios (presented in the table below as part of NGFS scenarios) Other academic research supporting scenario-aligned natural catastrophe analysis	ST MT LT

UBS has a very low exposure to economic activities with moderate to high transition risk

No significant credit loss from transition risks in orderly and disorderly 1.5°C scenarios

No significant losses expected from lending collateralized by real estate neither in Switzerland nor the United States

	Paris Agreement Capital Transition Assessment (PACTA) 2020 climate alignment test: Studying the climate alignment of Swiss mortgages, direct real estate investments and listed investments portfolios	2020	IEA[2], B2DS3, SDS[4], NPS[5], CPS[6]	ST MT	Listed investments results show that UBS has a relatively low exposure to power, automotive and fossil fuel sectors overall, compared with the aggregated results of all participating banks’ portfolios
	PACTA: Testing the alignment of UBS corporate lending portfolios with Paris Agreement benchmarks	2019–2020	IEA[2], B2DS3, SDS[4], NPS[5], CPS[6]	ST MT	UBS has a low lending exposure to high-carbon sectors

	Assessment	Year	Scenarios used	Time horizon[1]	Outcomes

UNEP FI TCFD phase | project for banks:

Development of a credit analysis methodology that uses integrated assessment modeling (IAM) climate scenarios; pilot testing the methodology on UBS power utilities credit portfolio

		2018–2019	IAMC	ST MT	No significant credit loss neither from transition risks in 2-degree scenarios, nor impacts from physical risks in 4- and 2-degree scenarios
	Natural Capital Finance Alliance / United Nations Environment Programme Finance Initiative (UNEP FI): Assessment of the impact of increased drought on productivity of borrowers in UBS energy credit portfolio	2017	Historic academic precipitation observations	ST MT	No significant production impact from drought
In-house scenario analysis	Assessment of physical climate hazard impacts on mortgage portfolios secured by real estate	2015	Climate scenario developed in-house	ST MT	Low financial impact due to insurance coverage and loan maturity profile
	Assessment of climate transition risk impacts (changing oil, gas and coal prices, implying an increased carbon price) on oil, gas and electric utilities credit portfolios	2015	Climate scenario developed in-house	ST MT	Low financial impact due to high quality and maturity profile of portfolio
	UBS climate stress test to assess firm-wide vulnerability to climate change (impacts to balance sheet, operational income and physical assets)	2014	Climate scenario developed in-house	ST MT	Moderate financial impact in line with other stress scenarios, such as those that foresee an oil shock

1 ST= short-term, 0–3 years; MT  = medium-term, 3–10 years; LT  = long-term, over 10 years.    2  International Energy Agency (IEA), World Energy Outlook.    3  Beyond 2-Degree Scenario    4  Sustainable Development Scenario    5  New Policies Scenario    6  Current Policies Scenario.

Note: Climate scenario analysis is a novel area of research, and we expect the methodologies, tools and availability of data to evolve and improve over time. This overview summarizes the key scenario assessments and pilots conducted at UBS since 2014. We will build upon these to deepen our understanding of climate risks and opportunities.

Sustainability Report 2021 | What

Climate scenarios used at UBS

Scenario name	Developed by	Temperature alignment	Type[3]	Carbon Dioxide Removal (CDR)[4]	Description (as provided by the developing organization)
Net Zero 2050 (2021)	NGFS[1]	1.5°C	Orderly	Moderate reliance

Net Zero 2050 is an ambitious scenario that limits global warming to 1.5°C, with stringent climate policies and innovation, reaching net-zero CO₂ emissions around 2050. Some jurisdictions such as the US, EU and Japan reach net zero for all greenhouse gases by this point. This scenario assumes that ambitious climate policies are introduced immediately. CDR is used to accelerate the decarbonization but kept to the minimum possible and broadly in line with sustainable levels of bioenergy production. Net CO₂ emissions reach zero around 2050, giving at least a 50% chance of limiting global warming to below 1.5°C by the end of the century, with no or low overshoot (< 0.1 °C) of 1.5°C in earlier years. Physical risks are relatively low, but transition risks are high.

Below 2°C (2021)	NGFS	1.8°C	Orderly	Moderate reliance

Below 2°C gradually increases the stringency of climate policies, giving a 67% chance of limiting global warming to below 2°C. This scenario assumes that climate policies are introduced immediately and become gradually more stringent, though not as high as in Net Zero 2050. CDR is deployment is relatively low. Net-zero CO₂ emissions are achieved after 2070. Physical and transition risks are both relatively low.

Divergent Net Zero (2021)	NGFS	1.5°C	Disorderly	Low reliance

Divergent Net Zero reaches net zero by 2050 but with higher costs due to divergent policies introduced across sectors and a quicker phase out of fossil fuels. This scenario differentiates itself from Net Zero 2050 by assuming that climate policies are more stringent in the transportation and building sectors. This mimics a situation where the failure to coordinate policy stringency across sectors results in a high burden on consumers, while decarbonization of energy supply and industry is less stringent. Furthermore, the availability of CDR technologies is assumed to be lower than in Net Zero 2050. Emissions are in line with a climate goal giving at least a 50% chance of limiting global warming to below 1.5°C by the end of the century, with no or low overshoot (<0.1°C) of 1.5°C in earlier years. This leads to considerably higher transition risks than Net Zero 2050 but overall the lowest physical risks of the six NGFS scenarios.

Delayed Transition (2021)	NGFS	1.8°C	Disorderly	Low reliance

Delayed Transition assumes global annual emissions do not decrease until 2030. Strong policies are then needed to limit warming to below 2°C. Negative emissions are limited. This scenario assumes new climate policies are not introduced until 2030 and the level of action differs across countries and regions based on currently implemented policies, leading to a “fossil recovery” out of the economic crisis brought about by COVID-19. The availability of CDR technologies is assumed to be low, pushing carbon prices higher than in Net Zero 2050. As a result, emissions exceed the carbon budget temporarily and decline more rapidly than in well-below-2°C after 2030, to ensure a 67% chance of limiting global warming to below 2°C. This leads to both higher transition and physical risks than Net Zero 2050 and below 2°C scenarios.

Nationally Determined Contributions (2021)	NGFS	~2.5°C	Hot house world	Low reliance

Nationally Determined Contributions (NDCs) includes all pledged policies even if not yet implemented. This scenario assumes that the moderate and heterogeneous climate ambition reflected in the NDCs at the beginning of 2021 continues over the course of the 21st century (low transition risks). Emissions decline but lead nonetheless to about 2.5°C of warming associated with moderate to severe physical risks. Transition risks are relatively low.

Current Policies (2021)	NGFS	+3.0°C	Hot house world	Low reliance

Current Policies assumes that only currently implemented policies are preserved, leading to high physical risks. Emissions grow until 2080, leading to about 3°C of warming and severe physical risks. This includes irreversible changes, such as higher sea levels. This scenario can help central banks and supervisors consider the long-term physical risks to the economy and financial system if we continue on our current path to a “hot house world.”

Early Action	BoE - CBES 2021[2]	1.8°C	Orderly	Moderate reliance

The transition to a net-zero economy starts in 2021, so carbon taxes and other policies intensify relatively gradually over the scenario horizon. Global CO2 emissions are reduced to net zero by around 2050. Some sectors are more adversely affected by the transition than others, but the overall impact on GDP growth is muted, particularly in the latter half of the scenario once a significant portion of the required transition has occurred and the productivity benefits of green technology investments begin to be realized.

Late Action	BoE - CBES 2021[2]	1.8°C	Disorderly	Low reliance

The implementation of policy to drive the transition is delayed until 2031 and is then more sudden and disorderly. The more compressed nature of the reduction in emissions results in material short-term macroeconomic disruption. This affects the whole economy but is particularly concentrated in carbon-intensive sectors. Output contracts sharply in the UK and international economies. The rapid sectoral adjustment associated with the sharp fall in GDP reduces employment and leads to some businesses and households not being able to make full use of their assets, with knock-on consequences for demand and spending. Risk premia rise across multiple financial markets.

Scenario name	Developed by	Temperature alignment	Type[3]	Carbon Dioxide Removal (CDR)[4]	Description (as provided by the developing organization)
No Additional Action	BoE - CBES 2021[2]	3.3°C	Hot house world	Low reliance

Primarily explores physical risks from climate change. Here, there are no new climate policies introduced beyond those already implemented. A growing concentration of greenhouse gas emissions in the atmosphere and global temperature levels lead to chronic changes in precipitation, ecosystems and sea level. There is also a rise in the frequency and severity of extreme weather events such as heatwaves, droughts, wildfires, tropical cyclones and flooding. There are permanent impacts on living and working conditions, buildings and infrastructure, realized through GDP. Changes in physical hazards are unevenly distributed with tropical and sub-tropical regions affected more severely. Many of the impacts from physical risks are expected to become more severe later in the 21st century and some will become irreversible.

Representative Concentration Pathways (RCP) 6	IPCC / scientific community	3-4°C	Hot house world	Low reliance

The RCP 6.0 scenario uses a high greenhouse gas emission rate and is a stabilization scenario where total radiative forcing is stabilized after 2100 by employment of a range of technologies and strategies for reducing greenhouse gas emissions. Emissions peak around 2080, then decline.

Sustainable Development Scenario (2021)	IEA	1.65°C	Orderly	Moderate reliance

A “well-below-2°C” pathway, this scenario is a gateway to the outcomes targeted by the Paris Agreement. It is based on a surge in clean-energy policies and investment that puts the energy system on track for key SDGs. In this scenario, all current net-zero pledges are achieved in full and there are extensive efforts to realize near-term emissions reductions; advanced economies reach net-zero emissions by 2050, China around 2060, and all other countries by 2070 at the latest.

The Net-Zero Emissions by 2050 Scenario (2021)	IEA	1.5°C	Orderly	Moderate reliance

This is a normative IEA scenario that shows a narrow but achievable pathway for the global energy sector to achieve net-zero CO2 emissions by 2050, with advanced economies reaching net-zero emissions in advance of others. This scenario assumes stable and affordable energy supplies, providing universal energy access, and enabling robust economic growth, while minimizing costs.

Stated Policies Scenario (2021)	IEA	2.6°C	Hot house world	Low reliance

This scenario provides a more conservative benchmark for the future because it does not take for granted that governments will reach all the announced goals. Instead, it takes a more granular, sector-by-sector look at what has actually been put in place to reach these and other energy-related objectives, taking into account not only existing policies and measures but also those that are under development. The policies assessed in the Stated Policies Scenario cover a broad spectrum. These include NDCs under the Paris Agreement, and many others.

1 Network for Greening the Financial System.    2 Bank of England / Climate Biennial Exploratory Scenario 2021. The BoE built upon the reference scenarios published by the NGFS; UBS performed additional in-house expansion of BoE scenarios, to undertake the analysis across multiple regions and sectors.    3 Orderly: low transition risk and low physical risks; disorderly: higher transition risks and low physical risks; hot house world: low transition risks and high physical risks.    4 Carbon Dioxide Removal (CDR): indicates reliance on CDR policies and technologies, such as carbon capture and storage (CCS).

Sustainability Report 2021 | What

Regulatory scenario analysis and stress test exercises

In 2021, UBS began participating in regulatory scenario analysis and stress test exercises, namely the Bank of England (BoE) 2021 Climate Biennial Exploratory Scenario (CBES): Financial risks from climate change as well as the European Central Bank (ECB) climate stress test. In 2021, we also participated in a top-down climate risk assessment performed jointly by FINMA and the SNB in Switzerland.

For the 2021 CBES exercise, the BoE is using exploratory scenarios to investigate a range of climate risks stemming from climate change. While UBS was not formally required to participate, as we are not a UK-headquartered bank, we opted in to the exercise in order to learn from the effort and given our footprint in the UK.

UBS Europe SE is participating in the ECB supervisory climate risk stress test, which assesses how prepared banks are for dealing with financial and economic shocks stemming from climate risk. The exercise will be conducted in the first half of 2022, after which the ECB will publish aggregate results.

Throughout 2021, we have engaged with a range of regulatory surveys and other requests for information from supervisors around the globe. We contributed to the NGFS’s work exploring the potential for risk differentials among assets due to climate change. We also participated in industry efforts to evaluate regulatory exercises to date. This included the IIF report “Navigating Climate Headwinds,” which examined learnings from 20 global institutions on regulatory climate scenario analysis and stress test exercises. We will continue to leverage these learnings as it further enhances testing methodologies.

Scenario analysis informed by industry collaboration

In 2018, UBS began a multi-year collaboration with a broad peer group of banks, the UNEP FI, the IAMC and risk consultancy firms Oliver Wyman and Acclimatise. Now entering its fourth year, our objective is to develop analytical tools to help banks define and disclose climate-related risks and opportunities, as recommended by the TCFD. This includes developing and standardizing how we quantify climate-related risks, addressing data gaps in the process, including Paris-aligned scenarios, and further refining scenario-based stress-testing methodologies. These advancements aim for banks to more robustly identify and disclose exposure to climate-related risks and opportunities.

In addition to the UNEP FI TCFD working group for banks, between 2019 and 2020, UBS was one of the pilot banks testing the PACTA methodology. In the context of the PACTA for lending pilot, we studied the alignment of select climate-sensitive sectors in our corporate credit portfolio with Paris Agreement benchmarks. The methodology provides an assessment of a bank’s credit-financed activities in relation to the global shift to a low-carbon economy. We also participated in the PACTA 2020 climate alignment test, which focused on assessing listed investments, mortgage and direct real estate portfolios. On this occasion, the PACTA methodology was applied to listed investments portfolios and our results were compared with the aggregated results of all participating banks’ portfolios.

In-house scenario assessments

Our initial top-down approach in 2014 consisted of a scenario- based stress test to assess UBS’s balance sheet vulnerability across the firm. Leveraging our existing firm-wide, top-down stress-testing methodology, we developed a climate-change scenario. It assumed that severe weather events will result in governments worldwide agreeing to implement carbon-pricing mechanisms to assess the impact on financial assets, operational income and physical assets. The scenario envisioned that these mechanisms would prompt a shift away from coal and other fossil fuels to cleaner alternatives, adversely impacting markets and GDP.

Our subsequent bottom-up analyses in 2015 of loan portfolios involving oil and gas firms, as well as electric utilities, consisted of a forward-looking analysis to assess the impacts of a long-term low fossil fuel price scenario resulting from policies promoting greater use of renewables, enhancing efficiency standards and limiting emissions. We calculated the impact this scenario would have on companies’ probability of default and aggregated company-level results at the portfolio level to assess changes to expected loss. We also assessed the vulnerability of loan portfolios secured by real estate in Switzerland and the US to physical risk. We did this by mapping the location of collateral in more than 6,000 postal code areas against Swiss Re’s CatNet tool, which aggregates a large dataset of observed natural hazards such as wildfire, river and pluvial flooding, and tropical cyclones.

From both top-down and bottom-up approaches, our internal stress tests suggested no immediate threat to UBS’s balance sheet. However, we identified methodological challenges ranging from the suitability of climate scenarios for banking risk modeling to data availability.

Climate risk monitoring and risk appetite

In 2021, we further expanded our suite of climate risk metrics in response to the revised guidance on implementation of the TCFD recommendations. This includes the development of a physical risk heatmap methodology and expansion of the scope of climate-sensitive sectors and carbon-related assets metrics.

We further refined our ability to estimate the firm’s vulnerability to climate-related risks by developing a physical risk heatmap in addition to the transition risk heatmap, which was first published in our 2020 report.

›    Refer to our transition and physical risk heatmaps under “Climate risk identification and measurement” above

The current inventory of UBS’s exposure to climate-sensitive activities (transition and physical risks) at the sector level is summarized in the tables below.

UBS corporate lending to climate-sensitive sectors – transition risks
	As of 31.12.21			As of 31.12.20	As of 31.12.19
USD million	Trend (%) 2019 to 2021	Gross exposure[2]	Share of total exposure[2]	Share of total exposure[2]	Share of total exposure[2]
Climate-sensitive sector[1]
Aerospace and defence	¯	831	0.18%	0.21%	0.56%
Automotive	¯	703	0.15%	0.22%	0.20%
Business services
Chemicals	¯	1,112	0.24%	0.46%	0.30%
Construction and materials	¯	3,637	0.79%	0.86%	0.86%
Consumer products and retail	→	355	0.08%	0.06%	0.08%
Entertainment, leisure and services
Food and beverage	→	2	0.00%	0.00%	0.00%
Industrial materials	¯	121	0.03%	0.03%	0.07%
Information technology
Machinery and equipment		1,040	0.23%	0.21%	0.16%
Medical equipment and services
Mining	¯	2,920	0.64%	0.64%	0.65%
Oil and gas	¯	5,823	1.27%	1.09%	1.42%
Pharmaceuticals / biotechnology		1,400	0.30%	0.34%	0.16%
Plastic and rubber	¯	299	0.07%	0.08%	0.08%
Primary materials	→	13	0.00%	0.00%	0.00%
Real estate management	¯	18,029	3.93%	4.05%	4.02%
Sovereigns and financials
Transportation and equipment	¯	849	0.18%	0.24%	0.29%
Utilities	¯	375	0.08%	0.08%	0.10%
Total exposure to climate-sensitive sectors[3]	¯	37,510	8.17%	8.57%	8.96%
Total exposure to all sectors		459,061	100%	437,777	373,239

1 Climate-sensitive sectors are defined as those business activities that are rated as having high, moderately high or moderate vulnerability to transition risks and physical risks. Methodology developed in collaboration with UNEP FI TCFD working group and disclosed in Phase II “From disclosure to action – a guide to implementing the TCFD framework within financial institutions” report. Climate risk analysis is a novel area of research, and as the methodologies, tools and data availability of data improve, we continue to further develop our risk identification and measurement approaches.    2 Includes total loans and advances to customers and guarantees as well as irrevocable loan commitments (within the scope of expected credit loss). Includes loans collateralized by real estate (residential and commercial), across Global Wealth Management, Personal & Corporate Banking , and the Investment Bank.    3  Global Wealth Management corporate lending to customers represents 1.1% of all on- and off-balance sheet loans and advances to customers, and is excluded from the climate-sensitive sectors analysis in 2021.

Sustainability Report 2021 | What

UBS corporate lending to climate-sensitive sectors – physical risks
	As of 31.12.21			As of 31.12.20	As of 31.12.19
USD million	Trend (%) 2019 to 2021	Gross exposure[2]	Share of total exposure[2]	Share of total exposure[2]	Share of total exposure[2]
Climate-sensitive sector[1]
Aerospace and defence	¯	338	0.07%	0.09%	0.48%
Automotive	¯	1,042	0.23%	0.31%	0.26%
Business services	¯	853	0.19%	0.24%	0.25%
Chemicals	¯	991	0.22%	0.44%	0.30%
Construction and materials	¯	302	0.07%	0.07%	0.08%
Consumer products and retail		650	0.14%	0.10%	0.07%
Entertainment, leisure and services	¯	1,308	0.28%	0.29%	0.36%
Food and beverage		1,334	0.29%	0.33%	0.25%
Industrial materials	¯	243	0.05%	0.06%	0.12%
Information technology	¯	274	0.06%	0.06%	0.14%
Machinery and equipment		2,732	0.60%	0.61%	0.54%
Medical equipment and services		408	0.09%	0.16%	0.08%
Mining		1,153	0.25%	0.21%	0.20%
Oil and gas	¯	5,538	1.21%	1.09%	1.38%
Pharmaceuticals / biotechnology	→	814	0.18%	0.13%	0.18%
Plastic and rubber	¯	280	0.06%	0.08%	0.07%
Primary materials	→	320	0.07%	0.07%	0.07%
Real estate management		528	0.12%	0.13%	0.02%
Sovereigns and financials	¯	4,371	0.95%	1.06%	1.46%
Transportation and equipment	¯	419	0.09%	0.17%	0.22%
Utilities		1,579	0.34%	0.29%	0.33%
Total exposure to climate-sensitive sectors[3]	¯	25,476	5.55%	5.99%	6.87%
Total exposure to all sectors		459,061	100%	437,777	373,239

1 Climate-sensitive sectors are defined as those business activities that are rated as having high, moderately high or moderate vulnerability to transition risks and physical risks. Climate risk analysis is a novel area of research, and as the methodologies, tools and data availability improve, we continue to further develop our risk identification and measurement approaches.    2  Includes total loans and advances to customers and guarantees as well as irrevocable loan commitments (within the scope of expected credit loss).  Physical risk number includes USD 4 billion in loans backed by real estate, in regions with elevated climate risks.    3  Global Wealth Management corporate lending to customers represents 1.1% of all on- and off-balance sheet loans and advances to customers, and is excluded from the climate-sensitive sectors analysis in 2021.

Climate risk appetite

UBS has a long-standing SCR policy that defines qualitative risk appetite for climate risk. Details of climate-related standards in the energy and utilities sectors can be found in the graph below.

›    Refer to the SCR policy framework in appendix 6 to this report for further details about our SCR governance

Climate-related standards in the energy and utilities sectors
Coal	Coal-fired power plants

Not providing project-level finance to new coal-fired power plants globally.

Only supporting financing to transactions of existing coal-fired operators (>20% coal reliance) if they have a transition strategy that aligns with the goals of the Paris Agreement, or if the transaction is related to renewable energy or clean technology.

Coal mining

Not providing financing where the stated use of proceeds is for greenfield[1]  thermal coal mines.

We only provide financing to existing thermal coal-mining companies (>20% of revenues) if they have a transition strategy that aligns with the goals of the Paris Agreement, or if the transaction is related to renewable energy or clean technology.

	Mountaintop removal (MTR)	Not providing financing to coal-mining companies engaged in MTR operations.
Oil and gas	Arctic oil and oil sands

Not providing financing where the stated use of proceeds is for new offshore oil projects in the Arctic or greenfield[1]  oil sands projects.

We only provide financing to companies with significant reserves or production in Arctic oil / oil sands (>20% of reserves or production) if they have a transition strategy that aligns with the goals of the Paris Agreement or if the transaction is related to renewable energy or clean technology.

Liquefied natural gas (LNG) and ultra-deepwater drilling

Transactions directly related to LNG infrastructure assets are subject to enhanced SCR due diligence considering relevant factors such as management of methane leaks, as well as the company’s past and present environmental and social performance.

Transactions directly related to ultra-deepwater drilling assets are subject to enhanced SCR due diligence considering relevant factors such as environmental impact analysis, spill prevention and response plans, and the company’s past and present environmental and social performance.

1 Greenfield means a new mine / well or an expansion of an existing mine / well that results in a material increase in existing production capacity.

Climate risk management and control

Standard financial and non-financial risk processes ensure that material climate risks are identified, assessed, approved and escalated in a timely manner. Key responsibilities, processes and tools applicable to business divisions and Group Functions are being defined as part of our firm’s climate risk program.

Climate risk reporting

As part of our 2020 reporting, we disclosed our firm’s first climate risk heatmap in the UBS Sustainability Report and included an SCR section in the Annual Report. In 2021, we automated the climate transition risk heatmap for periodic internal risk reporting and introduced a physical risk heatmap as part of our climate report.

The development of internal and external climate risk disclosures will continue in the coming years in the context of our climate risk program in order to address regulatory expectations and provide leading practice in this space.

Protecting our clients’ assets

As a global financial institution, it is our responsibility to help clients navigate through the challenges of the low-carbon transition.

We help our clients assess, manage and protect their assets from climate-related risks by offering innovative products and services in investment, financing and research and by providing transparency on climate risk exposure.

Across UBS Asset Management, carbon emissions data is available to portfolio managers and analysts, enabling them to leverage carbon and carbon intensity data for more than 10,000 companies, and allowing them to examine the carbon footprint of their portfolios. This complements the work of portfolio managers and analysts using our proprietary ESG Risk Dashboard which aggregates multiple ESG data sources to help identify companies with material ESG risks. Asset Management also uses its own risk system to aggregate ESG risks at a portfolio level.

Asset Management has developed a suite of products, named Climate Aware, to help investors align their portfolios toward a low-carbon future. The first Climate Aware passive equity strategy was developed in conjunction with a large UK pension fund and launched in 2017. In 2020, Asset Management launched a

Sustainability Report 2021 | What

broader Climate Aware suite of investment strategies based on the original Climate Aware methodology, including active and passive, equity, and fixed income. The Climate Aware strategy enables investors to reduce a portfolio ’s carbon footprint, invest in new technologies, and align portfolios to a low-carbon climate “glidepath,” such as the 1.5°C scenario, envisioned by the Paris Agreement. Today, the Climate Aware strategies have grown to USD 23.4 billion in investments. They are supported by Asset Management’s climate engagement program.

Asset Management has applied an exclusion of companies that generate more than 20% of their revenues from thermal coal mining or oil sands extraction across all equity and fixed income strategies. We also apply an exclusion of companies with more than 20% of their revenues from thermal coal-based power generation across our sustainability focus and impact investing strategies. We believe that these companies will face the most significant climate-related financial risks in light of the low-carbon transition.

UBS is a founding member of the Net Zero Asset Managers initiative. This commitment recognizes the urgent need to accelerate the transition toward global net-zero emissions and for asset managers to play their part in helping deliver the goals of the Paris Agreement and ensuring a just transition.

›    Refer to the “Key climate-related memberships and commitments” table above

Our Investment Bank supports clients on their transition journey, in terms of addressing climate risk and executing on their sustainability strategies. This includes the provision of advisory services, capital raising and access to capital markets. We are also looking at ways to facilitate access to carbon markets to meet clients’ needs. Within Global Wealth Management, we identify the most material ESG issues to the sectors within the framework of our sustainable investing scoring assessment, of which one of the six focus topics is climate change. We have also an established shelf of long-term investment themes, the majority of which have a strong link to sustainability. A significant number explicitly focus on climate change-related themes such as renewable energy and green technology. At the portfolio level, companies with more than 5% revenue exposure to thermal coal are excluded from sustainable investing single security portfolios managed by Global Wealth Management on a discretionary basis. Looking ahead, we are working to build more detailed carbon footprint data into our research and reporting toolkits.

Engagement

Within our Asset Management division, engagement is a key constituent in the investment process across both passive and active strategies. Its stewardship policy provides an overview of the way in which engagement cases are prioritized.

Engagements are driven by investment professionals across all functions, including analysts, portfolio managers and the SI team. The sharing of ESG information and investment research in a centralized manner via our internal platforms ensures a consistent and aligned voice from the firm. Engagement insights are used to inform voting decision making and are also fed back into in-house ESG risk assessments, enabling a forward-looking view on ESG risks and opportunities.

Asset Management undertakes multi-year thematic engagements focused on specific themes considered material as identified by available internal and external research and aligned with the overall sustainability and sustainable investment strategy of the firm. Our climate thematic engagement focuses on companies’ response to mitigating their climate transition-related risks. Asset Management also actively votes on shareholder resolutions to improve transparency and disclosure around climate-related reporting. The climate engagement program began with the most significant underweighted oil and gas companies and utilities companies in the Climate Aware strategy.

In 2021, Asset Management reviewed the progress of companies in its three-year climate engagement program. More than half of these engagements were assessed as having made good or excellent progress, but we also identified five companies where we considered little progress had been made. We excluded those five companies from our SI-focused and Climate Aware strategies, which demonstrates that we take action when companies are not meeting their transition plans or are not willing to engage.

During 2021, Asset Management revised the list of companies that we engage with, extending the focus sectors to include those with a significant contribution to GHG emissions. This means that future engagements will include companies from the following sectors: oil and gas, electric and other utilities, metals and mining, construction materials, automotive, and chemicals.

We retain a strong commitment to the Climate Action 100+ collaboration, wherein investors engage with high carbon intensity companies. We are members of 26 coalitions and lead six of them.

Climate Action 100+ was launched in December 2017 to help drive the clean-energy transition and achieve the goals of the Paris Agreement. It has the support of 615 investors, representing more than USD 60 trillion of assets under management (AuM) (as of 31 December 2021). Whether Asset Management is a lead or participating investor, it is an active member of these coalitions, providing feedback on the climate change performance of companies, the discussion agenda, engagement goals and the progress of these dialogues.

›    Refer to UBS Asset Management’s annual stewardship report, available at ubs.com/gri, for more details

Expanding climate-related opportunities

Climate-related opportunities identified

Although there is a natural, and critical, focus on climate-related risks, mitigating the impacts of climate change also opens new opportunities. Banks are exploring opportunities in a variety of areas, including:

–     new products and services, for example, in the area of real estate financing;

–     sustainable financing to fund green projects. For instance, renewable energy projects, or financing in areas such as clean technology;

–     integration of sustainability aspects in corporate financing, including innovative structures such as green equity-linked instruments;

–     partnerships with companies to deliver climate solutions, for example, working with manufacturers to provide financing options for electric vehicles;

–     developing new technologies, such as digital solutions that help customers measure and offset their carbon footprint;

–     supporting investors in directing capital, for example, educating and guiding on sustainable investment and finance opportunities.

Assessing the issues

An important first step in developing solutions and strategies for a low-carbon economy is to understand the issues driving them.

As part of our net-zero commitment, we have conducted a baseline and target-setting exercise for financed emissions, initially in three sectors: fossil fuels, power generation and real estate (commercial and residential).

We already only conduct business in the areas of fossil fuels and power generation under stringent criteria. We will continue to engage with power generation and extraction companies (among others) on their climate transition plans, and raise our voice with stragglers. Work is also underway on the remaining sectors, in line with NZBA requirements.

Capturing the opportunities and developing
sustainable solutions

We are continually developing and refining sustainable solutions and approaches that help reduce the risks of climate change. When developing new products and services, we aim to address material risks and opportunities, allowing clients to invest in sustainable solutions that can deliver returns comparable to traditional investments, and which align with their values.

For this reason, sustainable investments now represent our preferred solution to private clients investing globally.

In our Global Wealth Management and Personal & Corporate Banking business divisions, private clients can access discretionary mandates based on our sustainable investing strategic asset allocation (SI SAA) methodology. This is grounded in our innovative SI SAA approach to building diversified portfolios across asset classes.

This approach allocates assets to strategies that directly help mitigate climate change, such as green and multi-lateral development bank bonds, and thematic investments. It also contributes to strategies that address climate change adaptation or indirectly help mitigate climate change, for example, by investing in companies that manage ESG issues better than their peers or show continuous improvement. In 2020, we launched a customized portfolio advisory solution that enables private clients to tilt portfolios toward climate change considerations, one of six sustainability topics of preference. In 2021, this was extended to additional client segments. Our 2021 investor sentiment survey showed climate to be one of the top sustainable investment areas of focus among private clients, demonstrating our clients’ appetite for the direction we are taking.

›    Refer to the summary of the UBS investor sentiment survey in the “What” section to this report

Global Wealth Management integrates sustainability assessments into the standard due diligence processes for all new fund solutions offered via its platform. These assessments focus on fund managers’ sustainability commitments and capabilities, as well as the degree to which sustainability is incorporated into the investment process. Clients, regulators and the marketplace more broadly are increasing their scrutiny of environmental considerations, notably climate risk. Therefore, we continue to enhance our processes further still to focus both on risk mitigation and investment opportunities for our clients in this space.

By the end of 2021, we had mobilized USD 11.6 billion of private client money into impact investments related to the SDGs, of which climate considerations form a part.

Global Wealth Management’s fund offering includes climate-focused investment strategies, for example, investments in clean alternative energy and smart mobility. Our Global Wealth Management and Asset Management business divisions also address ESG factors across their investment disciplines. Asset Management’s Real Estate and Private Markets teams apply a sustainable investment strategy. This strategy aims to enhance the performance of mandates for direct and indirect real estate and infrastructure investments. In Switzerland, our UBS Clean Energy Infrastructure Switzerland strategy offers institutional investors access to a diversified portfolio of infrastructure investments in growth areas of sustainable energy production, energy efficiency and supply infrastructure with a focus on Switzerland.

Sustainability Report 2021 | What

Climate Aware – a framework for investors

We have already highlighted the Climate Aware strategy approach developed by Asset Management. The strategy is based on a framework, which covers three main areas.

(i) Portfolio mitigation (lowering investment exposures
to carbon risk)

In our experience, balancing required returns and minimizing climate risks works best when investors integrate climate considerations into a diversified portfolio. This approach also helps focus minds on the risks of climate change.

As the TCFD has highlighted, these risks can be regulatory, market-driven, technological and physical. How the risks manifest within markets, industry sectors and for individual issuers depends on an interplay of the following factors. Accounting for these factors shines a spotlight on the most material issues relating to carbon-intensive sectors needing to reduce their emissions. It also leads to a deeper investment-related understanding of the physical risks: regulations; commercial considerations; and the impact of technology on business models, revenue costs and capital requirements.

(ii) Portfolio adaptation (increasing exposure to climate innovations and solutions)

Supporting a low-carbon future involves investing in and funding new technologies and solutions. The key investment areas relate to reducing emissions, energy transition (moving global energy systems to sustainable models) and energy efficiency. They include companies that manufacture and deploy technologies, and those that provide the infrastructure and services required to make those technologies widely available. To reduce their climate impact, companies may develop their business structure, asset ownership, supply chains and delivery models in various ways.

Different kinds of investors also have different risk appetites and requirements for types of investments. For example, venture capital, private equity, real estate, public equity and public fixed-income investments come with different exposures to technology risk.

(iii) Portfolio transition (aligning portfolios to investors’ chosen climate journeys)

It is important for investors to understand the difference between their current situation and the opportunities of moving to a low-carbon future. Scenario analysis helps prompt longer-term thinking about the risks and opportunities of climate change. We advocate for and engage with stakeholders on climate-related principles, including proxy voting. These approaches also help investors understand different investment and climate approaches in different sectors and countries.

Supporting companies to mitigate and adapt to climate change

Our Investment Bank is actively engaged in building up our offering of products that address the broad range of themes falling under the wider topic of sustainability. We provide sustainable finance and advisory services to companies that help mitigate and adapt to climate change, and those in transition to a more sustainable and circular economy. These include, for example, businesses in the solar, wind, hydro, energy efficiency, transport, waste and biofuels sectors.

Our products and solutions include green and sustainable, sustainability-linked bonds issued in accordance with market principles and / or taxonomies.2 UBS’s share of financing of such transactions amounted to USD 13.2 billion (with the full deal value of these transactions being USD 63.3 billion).

We aim to be the preferred strategic partner for financing transactions and advisory related to Switzerland’s Energy Strategy 2050. In this context, we help energy utilities raise capital on international capital markets to transition to renewable energy.

Green Funding Framework

In 2021, UBS launched the Green Funding Framework. This Group-wide framework sets out how UBS intends to connect our sustainability objectives with access to financial markets through a variety of funding products.

The framework is based on current established market practice and meets the core pillars set out in the ICMA Green Bond Principles updated in 2021. It has been assessed by Sustainalytics and has received certification from the Climate Bonds Initiative.

In June 2021, UBS AG issued its inaugural Swiss franc- and euro-denominated senior green bonds allocated to refinancing mortgages on Minergie-certified Swiss properties (with a look-back period of up to two years). Forming part of the new enhanced sustainability strategy, with these bonds UBS raised, for the first time, unsecured funding with an ESG feature.

UBS is committed to reporting on the allocation of any proceeds raised under the framework and the estimated environmental impact of the eligible green assets.

›    Refer to ubs.com/greenbonds  for more details on the Green Funding Framework, external reviews and annual reporting (including the impact and allocation reporting)

Supporting clients with climate-related philanthropic endeavors

UBS Optimus Foundation enables clients to get involved in programs relating to sustainable land use – restoring and conserving land, and supporting climate-resilient agriculture and agroforestry; and to coastal and marine ecosystems – restoring and conserving wetlands, supporting sustainable fisheries, and reducing ocean waste and pollution. To help our clients achieve the best possible results from their philanthropy, UBS and experts conducted an extensive landscape analysis, which led to a systematic approach enabling clients to assess where to invest and how best to contribute to and accelerate climate action.

2 Such as, but not limited to, ICMA Green Bond Principles, Sustainability Bond Guidelines, and, Sustainability-linked Bond Principles; LMA / LSTA / APLMA Green Loan Principles, Sustainability-linked Loan Principles.

Metrics and targets

UBS’s approach to net zero – from commitment to action

UBS supports the goals of the Paris Agreement, which includes aligning our own operations and business activities with the pathway of a five-step net-zero plan to: (i) measure carbon emissions; (ii) define a roadmap and set targets; (iii) reduce climate impact; (iv) finance climate action and support the transition of our clients; and (v) communicate and engage. We have organized the key content on these steps under three headers in this section: net zero to reduce our direct climate impact, net zero to finance climate action and support the transition of our (financing) clients, and net zero to protect our (investing) clients’ assets.

UBS’s net-zero approach – from commitment to action

1. Measure carbon emissions

We have measured carbon emissions for scopes 1,2 and parts of scope 3 of our own operations since 2004. Following our net-zero commitment in April 2021, we commenced measuring carbon emissions in our financing (starting with three priority sectors) and investment portfolios.

2. Define roadmap and set targets We have defined 2025, 2030 and 2035 targets in the run-up to net zero by 2050.

3. Reduce climate impact

We have consistently reduced the carbon footprint of our operations (scopes 1 and 2) since we set our 2004 baseline. In 2021 we have defined pathways to reduce emissions in our financing and investment portfolios.

4. Support clients’ transition and finance climate action

We engage with our investing clients. We offer solutions to mobilize capital for a low-carbon world, e.g., with the issuance of green bonds and our Climate Aware strategy. For self-occupied real estate, we offer the UBS Renovation Mortgage.

5. Communicate and engage

We have reported on our climate strategy since 2014. Starting from reporting year 2021 we have expanded this disclosure to include our net-zero plans. We are engaging with our clients, peers and other stakeholders to further develop methodologies and be an active supporter of a net-zero economy.

Net zero to reduce our direct climate impact

Scopes 1 and 2

We aim to achieve net-zero direct (scope 1) and energy indirect (scope 2) emissions by 2025. Our primary focus is on decarbonizing our footprint by reducing consumption and removing fossil fuel heating installations in our owned buildings when we undertake renovations, as well as divesting from older, non-strategic buildings. For any residual scope 1 and 2 emissions that cannot be mitigated through retrofits, we will invest in credible carbon removal projects (including negative emissions technology) to abate the remainder and to support innovation in these areas.

As part of our commitment to net zero we will also work to compensate our historic emissions back to the year 2000. This represents 4.2 million metric tons of CO2, primarily resulting from electricity and other energy consumption from UBS buildings during those years. To address these emissions, we are in the process of sourcing a portfolio of transparent carbon offsets from the voluntary carbon market across a range of project types and geographies. Our portfolio is primarily focused on renewable energy / energy efficiency projects reflecting the main origin of the emissions in our buildings, but also includes a number of nature-based offsets including reforestation, afforestation and conservation. We are committed to supporting the development of internationally agreed quality standards in the voluntary carbon market in order to reinforce the market’s role in the transition to a low-carbon economy.

Scope 3 – upstream

To reduce emissions related to our supply chain, our responsible supply chain management framework continues to drive our sustainable procurement as it has done since 2008. All of our high-impact vendors go through our responsible supply chain management (RSCM) assessments.

We are now engaging with key vendors on targeting net zero by 2035.

Offsetting to balance residual scope 1, 2 or 3 emissions

According to the guidelines established by the NZBA, offsets can play a role to supplement decarbonization in line with climate science. The reliance on carbon offsetting for achieving end-state net zero should be restricted to carbon removals to balance residual emissions where there are limited technologically or financially viable alternatives to eliminate emissions.

When it comes to our own operations, over the last few years we have strategically invested into energy efficiency measures and sourcing of 100% renewable electricity, which have materially reduced our net emissions footprint today compared with only a few years ago. We will be further reducing this and aim for net zero in our own operations for scopes 1 and 2 by 2025. By that point we envisage there being less than 10% of remaining gross emissions that cannot be mitigated by other means and where we would need to purchase high-quality carbon removal offsets to compensate. For our key vendors (scope 3) we are targeting net zero by 2035, and we will engage with them on similar measures and assess the options for offsetting residual emissions (as is the case already for our emissions from air travel which have been offset since 2007).

When it comes to client business, we will support our financing and investing clients in their transition to net zero. Where our clients see a need to resort to offsets to achieve their goals, we will aim to help with access to suitable offsetting facilities and instruments. The accounting of offsets when reporting financed emissions is an area under development. We are closely monitoring the efforts on this topic by standard setters such as in the context of the Race to Zero campaign.

Sustainability Report 2021 | What

Net zero to finance climate action and support the transition of our clients

In April 2021, we committed to set targets that further align our financing portfolio with the objectives of the Paris Agreement. As per the guidelines of the NZBA, we have prioritized sectors that have the most material climate impact in this first iteration of our net-zero ambitions.

In addition to the contribution to global emissions, we also considered the materiality of our financial exposure and the availability of data and applicable methodologies to estimate baselines and develop pathways toward the goal of net zero. We have selected three priority sectors that include a sizable share of our credit portfolio and our financed emissions: fossil fuels, power generation and real estate (commercial and residential).

Our three priority sectors account for approximately 43% of our loans and advances to clients.3

Our emission baselines and trajectories are based on the full lending commitment made to our clients. This includes our outstanding loans, as well as undrawn amounts which we would be obliged to provide if so requested by a counterparty. In our view, this is the most relevant approach to measure and steer our credit portfolio toward our ambitions.

As a new member of the Partnership for Carbon Accounting Financials (PCAF), we aim to disclose emissions in future reporting across our loan book based on the outstanding loan amount (in addition to emissions based on credit facilities).

Our net-zero measures focus on lending activities. We recognize that capital markets facilitation also plays an important role in the financing of our clients. These transactions are therefore also subject to our SCR policy but are currently not part of our net-zero baselines. Capital markets are relatively new to the field of emissions accounting, with no accepted industry-wide standard. We will engage standard setters on emerging approaches in order to consider those activities in our future ambitions.

For each of our priority sectors, we have selected the most suitable metric to track our progress toward net zero (i.e., physical emissions intensity or absolute emissions). Generally, we believe that most sectors will be best steered by using physical emissions intensity. This encourages the transition of our clients toward emissions-efficient technologies and makes sustainable growth possible. In addition, emissions intensity measures tend to be less volatile. A metric based on absolute emissions is more appropriate for sectors with less potential for emissions-efficiency gains.

To estimate our emissions baselines, we relied on data disclosed by our clients in their own disclosures, data from specialized third-party providers and internal data. Current limitations on the availability of emissions data required us to include approximations in the calculations; for example, by applying appropriate proxy values where specific data is not (yet) available. We expect the availability and quality of emissions data to improve in the next few years. Improved data may be used to strengthen the robustness of the reporting, which may result in restatements of our baselines and pathways over time.

The goals of the Paris Agreement can be translated into socioeconomic models with transition pathways for various economic activities. These models, also known as benchmark scenarios, represent the trajectory, a portfolio should follow in order to be consistent with a transition pathway to reach the temperature objectives outlined by the Paris Agreement. The benchmark scenario used to support our net-zero ambition is derived from the International Energy Agency (IEA) 2021 Net Zero by 2050 data, which is available on the IEA’s website. This scenario was selected as one of the most recent, broadly accepted 1.5°C models available.

As a general note, it is important to understand that while UBS will engage in significant efforts to achieve its net-zero ambition, the reduction objectives for financed emissions shown are based in part on anticipated regulatory action to support emissions reductions by the governments of the jurisdictions in which we operate.

As the world drives toward a low-carbon future, we will adjust our ambition where warranted by new projections or methodological developments.

3 Combined share of the three priority sectors of UBS’s total loans and advances to customers, including guarantees and irrevocable commitments.

Fossil fuels

UBS is committed to reducing the absolute financed emissions (measured in metric tons of CO2e) associated with loans to oil and gas companies by 71% by 2030 (compared with 2020 levels).

Baseline and proposed reduction of absolute emissions for fossil-fuel financing. Underlying data of UBS pathway and IEA Net Zero by 2050 is based on CO2e, indexed here to 100 for comparability.

This proposed reduction is in line with the IEA Net Zero by 2050 scenario and includes scope 1, 2 and 3 emissions. Scope 3 emissions are associated with the combustion of fossil fuels and contribute the majority of emissions within this sector. Our assessment of the fossil fuel sector includes exploration, production and refinery activities, as well as integrated companies operating across the value chain.

For these disclosures we have excluded activities, such as transportation, retailing and trading. Scope 3 emissions measurement methods are yet to be developed for these activities, including in the context of commodity trade finance (CTF). We closely follow the development of emissions measurement standards for this area and will adopt where applicable and as agreed. As it is important for us to ensure progress on emissions reductions in these areas, we have established internal targets. As a result, our CTF business will, for example, be increasingly involved in less carbon-intensive or circular economy commodities, such as in the biofuels or metal recycling sectors.

Power generation

We are also committed to reducing the emissions intensity (measured in kilograms of CO2e per MWh) associated with lending to power generation companies by 49% by 2030 (compared with 2020 levels), taking into account scope 1, 2 and 3 emissions.

Baseline and proposed reduction path for power generation financing by UBS, as emissions intensity in kilograms of CO2e/MWh. Note: IEA data shown is adjusted to represent scope 1, 2 and 3 emissions.

Scope 1 emissions are responsible for the majority of emissions by the power generation sector. This intensity metric monitors emissions related to the production of electricity and promotes change toward an increasing share of renewable energy sources. We have decided to consider all life cycle stages of energy systems (scope 1, 2 and 3 emissions), so our baseline and pathway includes CO2e emissions resulting from upstream, operational and downstream processes. Aside from addressing a future NZBA requirement, this improves the comparability of the emissions from different energy technologies. At this point in time, our emissions intensity is below the IEA benchmark, thanks to high exposure to renewables, particularly in our home market of Switzerland. To maintain this trajectory, we will support the transition of our clients and exit exposure in the absence of credible progress.

Sustainability Report 2021 | What

Residential real estate

UBS is committed to reducing the emissions intensity (measured in kilograms of CO2e per m2) for our residential real estate portfolio by 42% by 2030 (compared with 2020 levels).

Baseline and proposed reduction path for residential real estate financed by UBS, as emissions intensity in kilograms CO2e per m2.

Our residential real estate portfolio includes mortgages for owner-occupied properties and properties rented out on a non-commercial scale. This commitment covers mortgages in three countries representing 98% of UBS’s residential mortgage volume, with the largest share being in Switzerland. Scope 1 and 2 emissions (for example, direct emissions from buildings and indirect emissions of purchased energy) are included, but other emissions in the value chain, such as those related to original construction, are not. To achieve our emission reduction ambitions, we plan to extend our mortgage offering with new products and services for homeowners seeking to retrofit their properties and making them more energy efficient. However, we will only achieve our proposed targets if, at the same time, governments support the decarbonization of real estate, for example by incentivizing improved property efficiency and use of non-fossil fuel heating systems.

Furthermore, government action to establish standardized emissions ratings for properties in their jurisdictions (where not already available) is an important enabler for financial institutions to differentiate their mortgage offerings on the basis of a property’s energy efficiency. It is partly because of the dependency on the speed of governmental action on these matters that the emissions trajectory remains above zero by 2050. UBS will consider readjusting the reduction pathways in alignment with new methodological developments and where new data availability allows.

Commercial real estate

UBS is also committed to reducing the emissions intensity (measured in kilograms of CO2e per m2) for our commercial real estate portfolio by 44% by 2030 (compared with 2020 levels).

Baseline and proposed reduction path for commercial real estate financed by UBS, as emissions intensity in kilograms CO2e per m2.

The commercial real estate book includes loans financing rented-out properties in multi-family homes, or any other income-producing real estate. As for residential real estate, the measures consider scope 1 and 2 emissions, and the reduction pathway results from future innovations in the UBS offering (related to green buildings and renovations), as well as actions by governmental bodies. In general, UBS expects somewhat higher potential for emissions reduction for commercial real estate than on the residential side.

Baselines and proposed reduction pathways for lending in initial priority sectors1

	Lending volume 2020	Lending volume 2021	Emissions baseline 2020	Emissions target 2030 versus baseline 2020	Notes
Fossil fuels	USD 1.2 billion	USD 0.7 billion	3,781 kt CO2e	(71%)	Reduction of absolute emissions (scopes 1, 2 and 3)
Power generation	USD 0.9 billion	USD 1.2 billion	238 kg CO2e/MWh	(49%)	Reduction of emissions intensity (scopes 1, 2 and 3)
Residential real estate	USD 151.1 billion	USD 155.9 billion	30 kg CO2e/m2	(42%)	Reduction of emissions intensity (scopes 1 and 2)
Commercial real estate	USD 43.7 billion	USD 44.7 billion	32 kg CO2e/m2	(44%)	Reduction of emissions intensity (scopes 1 and 2)

1 Calculations based on maximum lending facility extended to clients (conservative).

Sustainability Report 2021 | What

Net zero to protect our clients’ assets

Asset Management

In November 2021, our Asset Management division communicated its net-zero interim target, committing to align USD 235 billion of AuM (equivalent to 35% of eligible assets and 20% of total AuM) to achieve a 50% carbon emission reduction by 2030.

Our initial net-zero target is one of the largest commitments in absolute terms of the targets currently disclosed through the NZAMi. It represents a significant step, given that our Asset Management division is a globally diversified business with a high proportion of indexed capabilities, as well as assets for which no net-zero alignment methodology currently exists, such as multi-asset funds, hedge funds, money markets and sovereign and municipal issuers. In December 2021, 5% of AuM were in a position where portfolio carbon emissions were 50% below their respective benchmark.

This commitment covers the scope 1 and 2 emissions of our strategies and funds. We have set a 2019 baseline covering the weighted average carbon intensity of the respective benchmark for each strategy and fund included in our target. We aim to reduce the weighted average carbon intensity of individual strategies and funds to 50% of the level of their respective baseline carbon intensity by 2030. We are exploring how to best make use of scope 3 metrics, given the current range of data availability and quality. In addition to managing the carbon intensity of our selected strategies and funds, we will continue to use our climate engagement program to ensure real economy transition of the companies we invest in.

UBS’s commitment is derived from its active equities, active fixed income, index equities and real estate investment assets. We currently estimate that approximately 35% of these assets are capable of net-zero alignment by 2030. A large proportion of the assets that cannot be easily managed in net-zero alignment by 2030 are in our substantial indexing business, where bringing market capitalization-weighted assets into net-zero alignment requires clients to agree to track alternate, low-carbon benchmarks.

Alignment of Asset Management AuM to net zero

To achieve our emissions reduction target we are working collaboratively with our clients to ensure they have access to best practices, robust approaches, standardized methodologies and improved data. We also continue to work on developing methodologies, including participating in industry working groups and other forms of collaboration, to address assets for which there is currently no methodology for net-zero alignment.

As well as being one of the first asset managers to sign the NZAMi, our Asset Management division continues to take the lead in other aspects of climate change investing. Our Climate Aware investment strategies reached USD 23.4 billion in assets, with our active Climate Aware Equities strategy having been granted the Austrian ecolabel. We also received Belgium FabelFin labels for our exchange-traded funds.

In terms of research, our Asset Management business division has published a paper titled “Value of a Green Transition” that outlines a proprietary climate transition methodology and assesses optimal levels of investment in green technologies for highly carbon-intensive sectors.

›    Refer to the paper on “Value of a Green Transition”

Wealth management

Global Wealth Management has become a partner of choice for leading private markets managers for their impact investing solutions, including those that invest in climate-related solutions and technologies. We will continue our efforts to mainstream sustainable and impact investments broadly for private clients, given our view that material sustainability issues matter for financial performance and our clients’ interest in many of these topics. With regard to climate, our Chief Investment Office (CIO) is convinced that the net-zero transition will prove to be one of the most consequential investment trends over the coming decades. We offer advice and solutions that help guide and implement this view to the maximum extent possible and aim to employ our knowledge and partnerships to develop additional products and offerings in line with net-zero objectives.

Next steps

As for the transition of our financing clients, efforts are underway to reliably assess the emissions baseline for further climate-sensitive sectors and define medium- and long-term emissions reduction pathways as outlined by the NZBA.

We will work to continually refine and improve the accuracy of the emissions baselines as data and industry best practices develop.

UBS will also continue to employ knowledge gained to further develop products and offerings in line with the net-zero objectives. Future reporting will make transparent the progress toward our ambition. Reduction pathways will be adjusted if appropriate when relevant new information becomes available.

Evolving our climate-related metrics

For many years, we have been developing methodologies that enable us to disclose climate-related metrics more robustly and transparently. Most recently, regulators and standard setters have provided more guidance on climate metrics. We firmly aim to keep pace with these new developments and requirements and further evolve our climate-related metrics. This commitment remains, as does our determination to continue leading the way in efforts to mitigate climate change.

As part of these efforts, we are assessing the best approach for disclosing metrics relating to our sustainable investments. For example, not all sustainable investments relate to the climate and, as such, climate-related metrics do not apply.

The carbon-related assets metric has been updated to cover the four non-financial groups as defined by the TCFD, i.e., energy, transportation, materials and buildings, and agriculture, food, and forest products. We have recalculated all previous years’ exposure figures using the enhanced approach. We now also disclose climate-sensitive sectors exposure related to both transition and physical risks. In addition, we have added legal entity-specific climate risk metrics for UBS AG and UBS Switzerland AG. In 2021, we again reduced our lending exposure to carbon-related assets (as defined by the TCFD) to 9.9% (USD 45.6 billion). This is down from 10.4% at the end of 2020 and 10.7% at the end of 2019.

Similarly, in 2021, our exposure to climate-sensitive sectors (physical risks) decreased to 5.6% (USD 25.5 billion) from 6% at the end of 2020 and 6.9% at the end of 2019. Our exposure to climate-sensitive sectors (transition risks) reduced to 8.2% (USD 37.5 billion) from 8.6% at the end of 2020 and 9% at the end of 2019. For example, we are lending less to high-risk sectors and more to low-risk sectors. For our CTF business we analyze underlying commodities in order to capture the climate-relevant exposures for these metrics. The weighted carbon intensity of our Climate Aware strategies decreased to 65.5 metric tons carbon dioxide equivalent (CO2e) per million US dollars of revenue (down from 68.2 metric tons in 2020). This is 49.4% less than the weighted carbon intensity of the composite benchmark.

With additions and revisions to our metrics we continue our efforts to ensure we are prepared for increased regulatory requirements on climate risk and ensure further alignment of our disclosures with the TCFD recommendations.

›    Refer to our climate-related metrics table below

Sustainability Report 2021 | What

Climate-related metrics 2021
	For the year ended			% change from
	31.12.21	31.12.20	31.12.19	31.12.20
Risk management
Carbon-related assets (USD billion)[1,2]	45.6	45.4	40.1	0.4
of which: UBS AG (standalone)[2,3]	7.0	7.6	7.5	(8.7)
of which: UBS Switzerland AG (standalone)[2,3]	37.9	37.1	31.9	2.4
Proportion of total customer lending exposure, gross (%)	9.9	10.4	10.7
Total exposure to climate-sensitive sectors, transition risk (USD billion)[2,4]	37.5	37.5	33.4	0.0
of which: UBS AG (standalone)[2,3]	4.6	5.4	5.8	(15.9)
of which: UBS Switzerland AG (standalone)[2,3]	32.8	31.7	27.3	3.4
Proportion of total customer lending exposure, gross (%)	8.2	8.6	9.0
Total exposure to climate-sensitive sectors, physical risk (USD billion)[2,4]	25.5	26.2	25.6	(2.8)
of which: UBS AG (standalone)[2,3]	10.8	11.5	13.1	(6.1)
of which: UBS Switzerland AG (standalone)[2,3]	13.6	13.5	11.7	1.4
Proportion of total customer lending exposure, gross (%)	5.6	6.0	6.9
Identified significant climate-related financial risk on balance sheet[5]	None	None	None

Opportunities
Number of green, sustainability, and sustainability-linked bond deals[6]	98	29	26	237.9
Total deal value of green, sustainability, and sustainability-linked bond deals (USD billion)[6]	63.3	19.3	15.6
UBS apportioned deal value of above (USD billion)	13.2	5.7	3.4

Portfolio emissions[7]
Weighted average carbon intensity – Climate Aware strategies (tonnes CO2e per USD million of revenue)[7]	65.5	68.2	74.5	(3.9)
Compared to weighted carbon intensity of composite benchmark (%)[9]	(49.4)	(51.0)	(54.0)
Weighted average carbon intensity – low carbon indexes and rules based (tonnes CO2e per USD million of revenue)	72.0
% AuM weighted average carbon intensity below benchmark (low carbon indexes and rules based)	100.0
Weighted average carbon intensity – active equity assets (in tonnes CO2e per USD million of revenue)	109.8
% AuM weighted average carbon intensity below benchmark (active equity)	62.4
Weighted average carbon intensity – active fixed income assets (tonnes CO2e per USD million of revenue)	198.0
% AuM weighted average carbon intensity below benchmark (active fixed income)	76.3
Weighted average carbon intensity – other equity indexed assets (tonnes CO2e per USD million of revenue)	144.0
% AuM weighted average carbon intensity below benchmark (other equity indexed)	n/a
Stewardship – Voting
Number of climate-related resolutions voted upon[10]	89	50	44	78.0
Proportion of supported climate-related resolutions (%)	78.6	88.0	81.8
Own operations (reporting period: July to June)
Net GHG footprint (1,000 metric tons CO2e)[11]	30	75	104	(60.0)
Change from baseline 2004 (%)	(92.0)	(79.0)	(71.2)
Share of renewable electricity (%)	100	85	72

1 The carbon-related assets metric has been updated to cover the four non-financial groups as defined by the TCFD, i.e., energy, transportation, materials and buildings, and agriculture, food and forest products. Recognizing that the term “carbon-related assets“ is not well defined, the TCFD encourages banks to use a consistent definition to support comparability.    2 Includes total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss).    3 Based on standalone IFRS numbers.    4 Climate-sensitive sectors are defined as those business activities that are rated as having high, moderately high or moderate vulnerability to transition risks and physical risks. For more details, refer to the “UBS lending to climate-sensitive sectors” table and the “Climate scenario analysis” in this report. Physical risk number includes USD 4 billion of loans backed by real estate in regions with elevated physical climate risks. Global Wealth Management corporate lending to customers represents 1.1% of all on- and off-balance sheet loans and advances to customers, and is excluded from the climate-sensitive sectors analysis in 2021.    5  Methodologies for assessing climate-related financial risk are emerging and may change over time, as described earlier under "Scenario analysis."    6 Such as, but not limited to, ICMA Green Bond Principles, Sustainability Bond Principles, and Sustainability-linked Bond Principles.    7 The numbers on portfolio emissions only apply to our Asset Management business. Carbon intensity is based on data for scope 1 and 2 CO2 emissions of investee companies provided by a third data provider. Asset class carbon intensity metrics are an aggregate of individual portfolios weighted by portfolio size. Time series calculation of carbon intensity and portfolio holdings data commenced in 2021, except for Climate Aware strategies where we already have reported in previous years.    8 Year-on-year decrease of carbon intensity is mainly driven by higher carbon targets of the investment strategy. Carbon intensity is based on scope 1 and 2 CO2 emissions of investee companies, which often rely on third-party estimates. Metric has been expanded in 2020 to include all equity and fixed income funds with a proprietary Climate Aware strategy (active and rules-based). Metric is the assets under management (AuM)-weighted average of the weighted average carbon intensities of the portfolios.    9  The metric is the AuM-weighted average of the weighted average carbon intensities of the respective benchmark.    10  This excludes proposals related to Japanese companies that included changes to the companies’ articles of association. 2021 numbers include shareholder and management proposals, 2020 and 2019 numbers shareholder proposals only. This reflects the increasingly common market practice of climate-related proposals being presented by management.    11 Net greenhouse gas (GHG) footprint equals gross GHG emissions minus GHG reductions from renewable electricity and CO2e offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam; and other indirect GHG emissions associated with business travel, paper consumption and waste disposal). A breakdown of our GHG emissions (scope 1, 2, 3) is provided in Appendix 4 to this report.

Limitations on data and methodologies

The proposed net-zero pathways shown in this report are based on assumptions where necessary. They help indicate how we want to achieve our net-zero ambition. We use them as our best estimates and will consciously work to further improve the accuracy of the underlying data and methodologies. Meeting the Paris Agreement ambition of a 1.5°C limit in global warming will require regulatory frameworks that support the transition to a low-carbon economy.

While UBS will engage in significant efforts to achieve its net-zero ambition, the reduction commitments for financed emissions are based in part on anticipated regulatory and policy developments to support emissions reductions by the governments of the jurisdictions in which we operate.

As we progress along our net-zero pathway, we will adjust our ambition where warranted as new projections or methodological developments occur.

Sustainability Report 2021 | What

What we do for societies
and the environment

The SDGs bring together the enormous societal and environmental challenges the world faces. We recognize that it is important to understand these challenges, as well as the opportunities arising from them, to consider their relevance to UBS and to identify potential actions our firm may need to take.

Governance and frameworks on the environment and human rights

Our firm’s approach to the environment and human rights, as well as our commitment to our employees (as reflected in our HR processes and policies) are implemented through our firm’s sustainability and impact governance, steered by the Group Executive Board (the GEB) and overseen by the Board of Directors (the BoD), notably by the Corporate Culture and Responsibility Committee (the CCRC).

Our environmental management system (EMS) covers the entire scope of UBS products, services and in-house operations that may give rise to an environmental impact. It is externally audited annually and recertified every three years.

We view the proper management of our firm’s environmental footprint and our supply chain as important proof points for how we do business in a sustainable manner. This is equally true for our comprehensive management of sustainability and climate risks (SCR). Our in-house environmental management, responsible supply chain management (RSCM), and SCR standards and management are enforced across the firm.

We constantly strive to reduce our greenhouse gas (GHG) emissions, waste production, energy and paper consumption, as well as water usage. Our RSCM principles embed UBS’s environmental, social and governance standards in our interactions with our vendors. Since 2008, firm-wide guidelines have established a systematic process for identifying, assessing and monitoring vendor practices in the areas of human and labor rights, environmental protection and corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard to which our vendors are bound by contract. We engage with vendors to promote socially responsible practices. We have embedded environmental and social (incl. human rights) standards into our sourcing and procurement activities.

We apply an SCR framework to identify and manage potential adverse impacts to the environment and / or human rights, as well as the associated environmental and / or social risks that our clients’ and our own assets are exposed to. In addition, we identify high-risk vendors when establishing new contracts or renewals based on the vendors’ provision of goods and services that have either a substantial environmental and social impact or are sourced in markets with potentially high social risks. We also regularly screen active vendors as part of our RSCM control processes. Our ethical standards are defined in our Code of Conduct and Ethics (our Code) that govern our interactions with society and the environment.

Our approach to human rights

UBS is committed to respecting and promoting human rights in all our business activities. In assessing UBS’s potential human rights impacts we focus on three key stakeholder groups (employees, clients, vendors), as well as society at large.

With regard to employees, through our human resources policies and practices we have committed to respecting and promoting human rights standards. We review and update these policies and practices on a regular basis and are committed to meeting the obligations that a responsible company is expected to comply with.

›    Refer to “What we do for our employees” above for more information about UBS’s employment practices

With regard to clients, we provide them with innovative investment solutions in themes related to the environment and human rights. We offer a range of sustainable investments to meet different client interests, values, risk profiles, return expectations and regional needs. We also aim to take sustainability risks into account when evaluating investment decisions with the objective of avoiding, identifying and managing potential contributions to human rights violations. We conduct ongoing reviews of our business relationships to assess whether they may lead to potential negative impacts on rights holders. Client relationships that are considered significant from an SCR point of view are subject to enhanced SCR due diligence. We have identified certain controversial activities in which we will not engage, or will only engage in under stringent criteria.

Our approach to biodiversity

We aim to achieve positive impacts and reduce potentially adverse impacts on biodiversity and natural capital. Biodiversity loss, expressed most directly in SDGs 14 and 15 (“Life below water” and “Life on Land,” respectively), but also linked to other SDGs (e.g., SDG 13: “Climate Action”) is a major threat to our planet.

UBS recognizes the risks associated with biodiversity loss, the economic value of ecosystem services and the critical role of financial institutions in nature protection. We are a member of the Taskforce on Nature-related Financial Disclosures (the TNFD), which was established in 2021 in order to help develop and deliver a framework for organizations to report and act on evolving nature-related risks.

We seek to promote nature and biodiversity, focusing on our clients, our vendors, our employees,
and society at large.

To address the needs of our clients, we have set standards for product development, investments, financing and supply chain management decisions. We also engage with clients and suppliers to better understand their processes and policies and to explore how any sustainability and climate risks may be mitigated. Recognizing biodiversity-related risks, we have identified and will not engage in certain activities that endanger animal species and contribute to deforestation and its related impacts. Our standards for controversial activities and areas of concern not only take into account deforestation and forest degradation but also other activities such as fishing, which has an impact on marine species.

Biodiversity plays an important role in our overall integration of ESG considerations into the investment process. Our ambition is to be a leader in sustainable finance across all client segments and to achieve this we continuously develop our offering in this area.

Through our philanthropy services and UBS Optimus Foundation, we offer innovative ways to tackle some of the world’s most pressing environmental problems by providing guidance and information for our clients, for example ocean-related philanthropy or the protection of biodiversity and all life on land.

We have launched several campaigns to involve our employees and raise awareness of our environmental impact and of biodiversity loss. A notable example is the ”Go drastic, cut the plastic” campaign to eliminate single-use plastic items from use throughout the firm.

›    Refer to ubs.com/gri  for our Human rights and Biodiversity statements

›    Refer to “Governance on sustainability” in the “How” section of this report

›    Refer to “Taking action on a net-zero future – our climate report” in this section and to the sustainability and climate risk policy framework in Appendix 6 to this report for more information

Sustainability Report 2021 | What

Reducing our environmental footprint

The transition to a low-carbon economy starts at our firm’s doorstep. By implementing sustainability measures across our operations, as well as engaging our employees on how they can support this journey, we ensure that our impact on the environment is continuously being reduced. Our reporting activities reflect our most material impacts and provide transparent monitoring of progress for our clients, employees and other stakeholders.

We continue to take many steps to further reduce our firm-wide environmental footprint and set new quantitative targets for the period 2021–2025. In 2020, we reached our ambitious target on sourcing 100% of our electricity consumption from renewable sources and as a result, further reduced our net greenhouse gas (GHG) footprint for scope 1 and 2 emissions in 2021 by 75% compared with 2020. Moreover, compared with 2020 we saw material improvements across a range of environmental measures including energy consumption (down 5%), water consumption (down 23%), paper consumption per FTE (down 24%) and waste per FTE (down 31%). To some extent the under-occupancy of our buildings during the COVID-19 pandemic contributed to those decreases. However, our transition to a more flexible hybrid working model, coupled with ever more efficient buildings and portfolio downsizing, means we do not expect these figures to revert to pre-pandemic levels.

We manage our environmental management system in accordance with ISO 14001:2015.

In 1999, we were the first bank to obtain the ISO 14001 certification for our worldwide environmental management system, which covers the entire scope of UBS products, services and in-house operations.

Every year since the first certification, we have successfully passed the ISO 14001 audits of our global environmental management system. Additionally, in the EU and the UK we are certified according to the energy management system standard ISO 50001:2018.

Information on both our environmental indicators (energy, water, paper, waste, recycling and travel) and associated GHG emissions is externally verified on the basis of the ISO 14064:2018 standard.

These three sets of comprehensive audits confirm not only that appropriate policies and processes are in place to manage environmental and energy topics in our operations but also that they are applied on a day-to-day basis.

›    Refer to “Assurance and certification” in Appendix 7 to this report for our ISO certificates

›    Refer to Appendix 4 to this report for details on our firm’s environmental footprint

›    Refer to “Taking action on a net-zero future – our climate report” in this report for information on our scope 1 and 2 net- zero commitment

Managing our supply chain responsibly

We embed environmental, social and governance standards into our sourcing and procurement activities. Our firm-wide RSCM framework is based on identifying, assessing and monitoring vendor practices in the areas of human and labor rights, the environment, health and safety and anti-corruption.

A central component of our RSCM framework is the UBS Responsible Supply Chain Standard, to which our direct vendors are bound by contract. The standard defines our expectations toward vendors and their sub-contractors regarding legal compliance, environmental protection, avoidance of child and forced labor, non-discrimination, remuneration, hours of work, freedom of association, humane treatment, health and safety, anti-corruption measures, and whistleblowing protection for employees.

›    For more information refer to “Responsible Supply Chain Standards” available at ubs.com/suppliers

Identifying, assessing, and monitoring high-impact vendors

We identify high-impact vendors when establishing new contracts or renewals based on the vendors’ provision of goods and services that have either a substantial environmental and social impact or are sourced in markets with potentially high social or governance risks. Such high-impact vendors are assessed against the UBS Responsible Supply Chain Standard. These vendors are requested to conduct a self-assessment on their management practices and to provide corresponding evidence. Actual and potential negative impacts that are considered in the impact assessment of purchased goods and services include, but are not limited to, the following:

–     Adverse environmental impacts due to inefficient use of resources (e.g., water, energy, biomass) and emissions during the life cycle of the product;

–     Hazardous substances, emissions, pollutants and limited recyclability of products, adversely affecting people and the environment;

–     Unfair employment practices, such as low wages, excessive overtime, absence of occupational health and safety measures;

–     Insufficient management of sub-contractors regarding sustainability aspects.

If our assessment reveals any non-compliance with our standard, UBS defines and agrees, together with the vendor, specific improvement measures, which we monitor. Lack of improvement may lead to the termination of the vendor relationship. We also regularly screen active vendors as part of our environmental and social risk control processes.

In 2021, 251 newly sourced vendors were classified as vendors that provide UBS with goods or services with potentially high impacts. In addition, 48 vendors were classified as ongoing engagements, which are re-assessed after 24 months to ensure that even in long-term contracts UBS’s expectations regarding environmental and social aspects are met and supervised continuously. Of all the vendors assessed, 28% were considered as in need of improving their management practices. Specific remediation actions were agreed upon and implementation progress is closely monitored.

In 2021, no UBS vendor relationship was terminated as a result of RSCM assessments. This results partly from the fact that we assess each vendor’s potential risks before entering into a contract with them.

We have also started engaging high-impact vendors on net zero discussions. We are asking them to declare their greenhouse gas emissions and provide information on commitments regarding climate change. In addition, we have replaced over 300 items this year in our purchase catalogues with sustainable alternatives that are made from recyclable material(s) and / or have ECOLOGO certification.

We have continued to strengthen our supplier diversity program to support underrepresented communities, particularly in the US, where we included at least one diverse supplier in 79% of our US tenders in 2021 and increased our spend with diverse US suppliers to 24% of US vendor spend. UBS is a proud corporate member of the National Minority Supplier Development Council (and the National LGBT Chamber of Commerce).

Engaging in sustainable technology

In 2021, UBS launched the Sustainable Technology initiative. This builds on a proven track record of delivering energy savings via technology; the move to virtualization, our successful cloud migrations and the adoption of private cloud-based end-user workstations and public cloud-based developer desktops (in place of physical hardware under the desk). We have now formed a focus group of employees from across the organization, with a diverse set of skills and experience, who are striving to further reduce the environmental footprint of technology at UBS. The objective is to drive cultural change in terms of energy consumption. Throughout 2021 there was a comprehensive global roadshow to introduce the key concepts to an engaged audience of UBS technology staff.

There are four key areas where our approach to technology is making a difference to the UBS energy profile. The first is optimization of our onsite operations and UBS data centers. The retirement of energy inefficient hardware or the accelerated decommission of redundant applications are just two examples. There has been some early success resulting from a drive to turn off non-production hardware out of business hours. Second, the cloud offers a real opportunity to make significant reductions in energy use. A large provider such as Microsoft (Azure) benefits from economies of scale that cannot be achieved at UBS. Accelerating our migration to the Cloud is helping to further reduce our own energy consumption.

The third area that we expect will make a substantial difference centers around software, rather than hardware. The introduction of green software development principles and a developer education campaign can help UBS achieve greater energy efficiency through changing our approach to application development. The fourth area is a holistic assessment of the software development lifecycle that can identify other opportunities for footprint reduction. This will include supply chain emissions and the verification of a supplier’s environmental credentials.

Sustainability Report 2021 | What

UBS’s charitable contributions

Direct cash contributions from the firm, including support through our community impact program, UBS’s affiliated foundations in Switzerland, the UBS Foundation of Economics in Society at the University of Zurich and contributions to UBS Optimus Foundation amounted to a total of USD 59 million in 2021.

›    Refer to Appendix 5 to this report for an overview of UBS’s charitable contributions in 2021

Our community impact program

At UBS, we are committed to supporting the communities in which we work. Our community impact (formerly community affairs) program is a powerful vehicle to address issues associated with wealth inequality and mobilize employees by generating social impact. We work with our local communities to understand the issues they are facing and develop long-term partnerships to catalyze sustainable change in people’s lives. We enable our employees to help deliver this change through volunteering. Our community impact program distributed USD 11.9 million in grants during 2021.

During 2021, we focused on addressing social inequalities in our local communities through education and entrepreneurship. The impact of the ongoing pandemic during a large part of 2021 meant we continued to provide some COVID-19 relief to support the most vulnerable, as well as supporting recovery and rebuilding efforts through our community partners.

Following the announcement of the UBS purpose at the end of April 2021, we undertook a review of our global community impact strategy in light of UBS’s new sustainability commitments. We will increase our focus on education and the development of skills with the implementation of our revised strategy from 2022.

Employee volunteering

The ongoing pandemic and associated restrictions meant that we were unable to restart face-to-face volunteering activities for a large part of 2021 to protect the health and welfare of our employees, our community partners and their beneficiaries. We worked with our community partners to develop and expand opportunities for our employees to support the local community working remotely and online. As employees returned to the workplace in the second part of 2021, we continued to develop a blended portfolio of remote and in-person volunteering opportunities to align with more flexible post-pandemic working patterns. We set global targets for employee engagement through volunteering, which are built bottom up and on a best-efforts basis, particularly given the uncertainties associated with the pandemic. During 2021, we successfully engaged 28% of our global workforce in volunteering, and 54% of total volunteer hours were skills-based.

	Target 2021	2021	2020	2019
Number of employees volunteering		20,605	16,136	27,297
% employees engaged	26%	28%	22%	38%
Number of volunteer hours		140,478	104,452	202,784
% hours that are skills-based	46%	54%	58%	48%

Measuring impact

Community impact uses a global framework, based on the industry-leading Business Investment for Societal Impact framework (or B4SI) for measuring and reporting. Use of such a standardized model across our global strategy ensures that we are able to effectively focus our approach and resources.

Our support was focused on addressing inequality through education and entrepreneurship skills as areas where our resources can make a sustainable impact. We offered programs that support young people to increase their education and acquire workplace skills. We also worked with entrepreneurs to help them build and scale businesses (including social businesses) that tackle unemployment and revitalize underserved communities.

In 2021, 85% of UBS’s community impact grants were made in line with our strategic focus areas. This was up from 50% in 2020, when there was an urgent need to support our local communities across a broader range of social issues in the face of COVID-19 challenges.

Individual beneficiaries in 2021

Our community impact program reached 723,124 young people and entrepreneurs across all regions in which we operate during 2021. This is a decrease in the number of beneficiaries from 2020, when increased community impact funding was provided to support the distribution of COVID-19 emergency relief grants in our local communities, but an increase on the number of individual beneficiaries supported in 2019.

We also measure the extent to which our support has benefited individuals (i.e., by using the B4SI depth of impact scale). This model has shown that UBS’s support has improved or transformed the lives of 93,403 individuals in 2021. This is a significant increase on the proportion of beneficiaries we supported at greater depth in 2020, but below the proportion in 2019.

›    Refer to Appendix 5 to this report for the B4SI depth of impact scale model

Supporting intermediaries and VCSOs

We also work with intermediary organizations that are building the capacity of voluntary and community sector organizations (VCSOs). Using the B4SI framework, we measure the number of intermediary organizations we work with and the number of third-party organizations they reach with our support, as well as the ways in which those organizations are helped to develop. We worked with 20 intermediaries to support 812 third-party organizations during 2021.

2025 Community impact goal

We know that sustainable change can only be achieved by setting long-term and impactful targets. In 2020, we set a long-term target on the change that we want to make, aiming to support one million young people and adults to learn and develop skills for employment, decent jobs and entrepreneurship by 2025.

Of the 723,124 beneficiaries we reached in 2021, 679,116 beneficiaries were in support of our 2025 goal. We reached 519,534 beneficiaries in support of this goal in 2020. Cumulatively, this amounts to 1.199 million, meaning we have achieved our target in two years, and we are currently reviewing what long-term target we should now be putting in place.

As noted above, our revised community impact strategy will be implemented from 2022, increasing our focus on addressing issues associated with wealth inequality through education and skills. We will continue to report both the number of beneficiaries we have reached and the extent to which our support has changed lives.

How
How we engage in partnerships
80	Our Sustainability and Impact Institute
80	Our commitment to the Net-Zero Banking Alliance
81	Our commitment to the Principles for Responsible Banking
How we monitor our actions
82	Governance on sustainability
How we manage societal risks
84	Managing sustainability and climate risks
85	Combating financial crime
86	Protecting data
87	Controlling risks and metrics
How we include our stakeholders’ views
88	GRI-based materiality assessment
88	Our governance
88	Our process
89	Outcome

Sustainability Report 2021 | How

How we engage in partnerships

It is our firm belief that by taking action – both on our own and in partnership with other large investors, standard setters, our clients and our peers, as well as our communities and our own employees – we can achieve a real impact on a truly global scale. This is why partnerships are integral to our sustainability approach.

Sustainability reporting is a clear case in point. We recognize that currently there is a lack of standardization, with gaps that in some cases can only be fixed by standardization of disclosure requirements. However, this will not be accomplished by the financial industry alone: it will require a concerted effort on the part of regulators, governmental organizations, non-profit organizations and many others.

We therefore regularly work with other financial firms and organizations outside our industry, including standard setters, to address this challenge. For example, UBS is a founding member or current signatory of groups such as the Task Force on Climate-related Financial Disclosures (the TCFD, since 2016), the Operating Principles for Impact Management (the Impact Principles, since 2019) and, more recently, the Banking for Impact working group. In 2021, we became a member of the newly established Taskforce on Nature-Related Financial Disclosures (the TNFD). We serve on the TNFD, alongside other thought leaders from organizations across key sectors and locations. In this way we help to inform and shape decision-useful frameworks designed to advance the sustainability agenda.

Our Sustainability and Impact Institute

In 2021, we launched the UBS Sustainability and Impact Institute (the SII), with the objective of providing our stakeholders with thought leadership and promoting debate around key sustainability themes and topics.

By intensifying our collaboration and advocacy with leading external partners, including the academic community, Nobel Laureates, UBS Global Visionaries and our clients, we seek to source independent views and promote constructive challenge and encourage objective, fact-based debate on the most critical issues and trends related to the future of sustainability. Furthermore, by contributing to discussions with industry standard setters and policy makers we aim to further shape the industry.

Our commitment to the Net-Zero Banking Alliance (NZBA)

As a founder member of the NZBA, we recognize the vital role of banks in supporting the global transition of the real economy to net-zero emissions and that we will only succeed in achieving this objective if clients and other stakeholders also play their part.

The commitment statement also includes the expectation that governments will follow through on their own commitments to ensure that the objectives of the Paris Agreement are met.

›    Refer to the section “Taking action on a net-zero future – our climate report” of this report for more information about our commitment to net zero and the associated implementation steps

Our commitment to the Principles for Responsible Banking

The Principles for Responsible Banking (the PRB) provide a framework for a sustainable banking system with the aim of aligning the industry with the SDGs and the Paris Agreement. The six Principles embed sustainability at the strategic, portfolio and transactional levels, across all business areas. As a founding signatory, we have committed to taking three key steps that enable our firm to continuously improve its impact on and contribution to society:

–     to assess our positive and negative impacts on society and the environment;

–     to set SDG-aligned global targets where we can have the most significant impact; and

–     to publicly report on progress.

Our sustainability and impact strategy, governance structure, client offering, stakeholder engagement activities and goal-setting processes demonstrate our alignment with the Principles.

In 2021, we continued to expand the scope of our impact analyses and improve upon our existing methodologies in partnership with the UN Environment Programme and the industry, and our peers.

Our review of in-scope business areas and activities confirmed SDG 13, Climate Action, as an area of opportunity, which we continue to address in our climate strategy and through our net-zero commitment.

In addition, SDG 5, Gender Equality, and SDG 10, Reduced Inequalities, were identified as areas of opportunity for significant impact. In 2022, we will explore how we can enhance our contribution to a diverse, equitable and inclusive society, with actions and activities that expand beyond our own workplace.

›    Refer to “PRB Reporting and Self-Assessment” at ubs.com/gri  for our 2021 PRB reporting

›    Refer to the “Why” and the “Taking action on a net zero future – our climate report” sections of this report for more information about the integration of climate and equality into our key strategic themes of planet, people, and partnerships

We continue to evolve our understanding of impact. In late 2020, we joined Banking for Impact, a consortium of banks and academia, together with a social enterprise. Our aim is to create new impact accounting standards for the financial industry, which will provide quantitative information for more comparability, transparency, and holistic decision making.

Sustainability Report 2021 | How

How we monitor our actions

Governance on sustainability

Board of Directors

Our firm’s sustainability and corporate culture activities are overseen at the highest level of our firm and are founded in our Principles and Behaviors. The Board of Directors (the BoD) of UBS Group AG decides on the strategy of the Group, upon recommendation by the Group Chief Executive Officer (the Group CEO), and has ultimate oversight for the overall direction, supervision and control of the Group and its management, as well as for supervising compliance with applicable laws, rules and regulations.

The BoD has ultimate responsibility for the success of our firm and for delivering sustainable shareholder value within a framework of prudent and effective controls. It sets our firm’s values and standards to ensure that our obligations to our stakeholders are met. Both the Chairman of the BoD and the Group CEO play a key role in safeguarding our reputation and ensuring we communicate effectively with all of our stakeholders.

All BoD committees have responsibilities and authorities of direct relevance to our goal of creating sustainable value, as set out in the Organization Regulations of UBS Group AG. The Governance and Nominating Committee, for instance, supports the BoD in fulfilling its duty to establish best practices in corporate governance across the UBS Group. The Compensation Committee supports the BoD in its duties to set guidelines on compensation and benefits. The Risk Committee oversees and supports the BoD in fulfilling its duty to supervise and set an appropriate risk management and control framework (in the areas of risk management and control and treasury and capital management, as well as balance sheet management). The Audit Committee supports the Board in fulfilling its oversight duty relating to financial reporting and internal controls over financial reporting.

The BoD’s Corporate Culture and Responsibility Committee (the CCRC) is the body primarily responsible for corporate culture, responsibility and sustainability. It oversees our sustainability and impact strategy and activities and approves Group-wide sustainability and impact objectives.

Group Executive Board

Under the leadership of the Group CEO, the Group Executive Board (the GEB) has executive management responsibility for the steering of the Group. As outlined in our Organization Regulations, the GEB develops the strategies for our firm and is responsible for managing our assets and liabilities in line with the Group strategy, regulatory commitments, and interests of our stakeholders. As determined by the BoD’s Risk Committee, the GEB manages the risk profile of the Group as a whole. It has overall responsibility for establishing and implementing risk management and control in our firm. The Group CEO has delegated to the GEB lead for sustainability and impact the responsibility for setting the firm’s sustainability and impact strategy, in agreement with fellow GEB members.

›    Refer to the section “Corporate governance and compensation” of the UBS Annual Report 2021 for a detailed description of the BoD and GEB of UBS Group AG

Group Sustainability and Impact

The Group Sustainability and Impact (GSI) organization was created in 2021 to support the GEB lead for sustainability and impact with carrying out her responsibilities. GSI consists of the Chief Sustainability and Social Impact offices, headed by the Chief Sustainability Officer (CSO) and the Head Social Impact.

The CSO is responsible for driving the implementation of the Group-wide sustainability and impact strategy, including reporting on our progress toward net zero, and the execution thereof by the business divisions and Group Functions. The Head Social Impact is responsible for driving and implementing our social impact strategy, including community impact, philanthropy services, and UBS Global Visionaries. Progress against the strategy and associated targets is reviewed at least annually by the GEB and CCRC.

GSI advisory and working groups

Our GSI advisory and working groups were established to support the business divisions and Group Functions in translating our Group-wide sustainability and impact strategy into their respective strategies and priorities.

The Sustainable Finance Group (the SFG), for instance, acts as a commercially focused, cross-divisional group and supports the implementation of our sustainability and impact strategy relating to sustainable finance across our firm. This includes identifying opportunities for our sustainable finance offering, creating Group-wide sustainable finance frameworks, and analyzing performance vis-à-vis peers. The Head of the SFG was appointed by the GEB lead for sustainability and impact and has a functional reporting line to the CSO.

The Sustainability Advisory Group is organized and chaired by the CSO as a mechanism for disseminating and cascading relevant information into our various control and aligned functions.

The SII supports the sustainability and impact strategy by providing our stakeholders with thought leadership and promoting debate around key sustainability themes and topics. The Head of the SII was appointed by the GEB lead for sustainability and impact and has a functional reporting line to the CSO.

Climate governance

Given the increased importance of climate protection, we have established a dedicated governance around our climate action, with oversight from both the BoD’s CCRC and Risk Committee.

As part of its annual approval of our sustainability and impact objectives, the CCRC also oversees UBS’s climate strategy, as set by the GEB. During its six meetings throughout the year, the CCRC reviews the GEB’s activities in executing our climate strategy and, jointly with the BoD’s Risk Committee, evaluates the progress of our climate risk program. The CCRC also reviews the alignment of our climate disclosures with the recommendations of the TCFD.

We manage these annual plans and goals through our ISO 14001-certified environmental management system (the EMS), with management accountabilities across our firm. The EMS helps us reduce environmental risks, seize market opportunities, and continually improve our environmental, climate and resource-efficiency performance.

In 2021, we established a net-zero task force to help progress toward our ambition of reaching net zero by 2050.

The GEB lead for sustainability and impact chairs this task force. Senior representatives from across our firm attend its monthly meetings to progress toward our ambition of net-zero greenhouse gas emissions resulting from all aspects (Scope 1, 2, 3) of our business by 2050.

Sustainability and climate risk management

Our management of sustainability and climate risks (SCR) is steered at the GEB level. Reporting to the Group CEO, the Group Chief Risk Officer (GCRO) is responsible for the development and implementation of control principles and an appropriate independent control framework for SCR within UBS, and its integration into the firm’s overall risk management and risk appetite frameworks. Under the leadership of the GCRO, the Chief Risk Officer for Sustainability oversees sustainability activities in Group Risk Control (GRC), including the climate risk program, and supports the GEB by providing leadership on sustainability in collaboration with the business divisions and Group Functions.

›    Refer to the Charter of the CCRC and to the SCR policy framework in Appendix 6 to this report

›    Refer to the overview table on our sustainability and climate governance in Appendix 1 to this report

Governance of other key topics

The GEB oversees our efforts to combat money laundering, corruption and terrorist financing. These efforts are led by a dedicated financial crime team of anti-money laundering compliance experts. The GEB also oversees our approach to diversity, equity and inclusion (DE&I). Our global head of DE&I drives a Group-wide strategy complemented by divisional and regional initiatives.

Sustainability Report 2021 | How

How we manage societal risks

Managing sustainability and climate risks (SCR)

We apply an SCR policy framework to all our activities. This helps us identify and manage potential adverse impacts to the climate, environment and to human rights, as well as the associated risks affecting our clients and us. Our framework is aligned with our GSI organization. It governs client and vendor relationships and is enforced firm-wide.

We have set SCR standards in product development, investments, financing and for supply chain management decisions.

As part of our due diligence process, we engage with clients and suppliers to better understand their processes and policies and to explore how any environmental and social risks may be mitigated.

Our SCR standards, as outlined in the “UBS SCR Standards” table below, include the stipulation of controversial activities and other areas of concern where UBS will not engage in, or will only engage in under stringent criteria. These standards are reviewed on a regular basis.

Procedures and tools for the identification, assessment and monitoring of sustainability and climate risks are applied and integrated into our standard risk, compliance and operations processes. These include client onboarding, transaction due diligence, product development and investment decision processes, own operations, supply chain management, and portfolio reviews.

Our processes seek to identify and manage potential adverse impacts to the environment and to human rights, as well as the financial and reputational risks of being associated with them. Advanced data analytics on companies associated with such risks is integrated into the web-based compliance tool used by our staff before they enter into a client or supplier relationship, or a transaction. The systematic nature of this tool significantly enhances our ability to identify potential risk. In 2021, our SCR unit assessed 2,919 referrals, of which 100 were rejected or not pursued further, while 384 were approved with qualifications and 72 were pending at year-end 2021.

›    Refer to the “SCR policy framework“ in Appendix 6 to this report for more information

UBS SCR Standards

We will not knowingly provide financial or advisory services to clients whose primary business activity, or where the proposed transaction, is associated with severe environmental or social damage to or through use of:

We will only do business under stringent criteria in the following areas:

–      UNESCO world heritage sites

–      Wetlands, endangered species

–      High conservation value forests,
illegal logging and illegal fire

–      Child labor, forced labor,
indigenous peoples’ rights

–      Controversial weapons

–      Soft commodities: palm oil, soy, timber, fish and seafood

–      Power generation: coal-fired power plants, large dams, nuclear power

–      Extractives: arctic oil and sands, coal mining, Liquefied Natural Gas (LNG), ultra-deepwater drilling, hydraulic fracturing, precious metals, diamonds

Combating financial crime

We are committed to combating money laundering, corruption and terrorist financing and have introduced policies, procedures and internal controls that are designed to comply with such laws and regulations. We have developed a financial crime prevention framework that is intended to prevent, detect and report money laundering, corruption, fraud and terrorist financing.

We annually assess the money laundering, bribery and corruption, and sanctions risks associated with all of our business operations against our control framework, and take actions to further mitigate these risks.

We are a founding member of the Wolfsberg Group, an association of global banks that aims to develop financial services sector standards for policies on preventing financial crimes such as corruption, money laundering and terrorist financing, and on know-your-client (KYC) principles. The Wolfsberg Group brings together banks from around the world at its annual forum and regional reach-out meetings focused on financial crime topics. It also works on guidance papers in related key areas of anti-money laundering (AML).

Together with the other members of the Wolfsberg Group, we work closely with the Financial Action Task Force (the FATF), an intergovernmental body that helps develop national and international policies on preventing money laundering and terrorist financing through consultation with the private sector. We have adopted the global FATF standards with respect to record keeping.

In November 2020, UBS joined the World Economic Forum’s Partnership Against Corruption Initiative (the PACI), further strengthening our anti-corruption program. The PACI serves as the principal CEO-led platform in the global anti-corruption arena, building on the pillars of public–private cooperation, responsible leadership and technological advances. It undertakes initiatives to address industry, regional, country or global issues tied to anti-corruption and compliance.

In 2019, we gained ISO certification in accordance with ISO standard 37001:2016 Anti-Bribery Management Systems. The audit certified that UBS’s global anti-bribery and corruption framework meets global requirements to prevent and detect bribery as defined by ISO, and it evidences UBS’s commitment in this regard. The ISO certification is renewed annually, most recently in May 2021, and is the result of UBS proactively engaging an accredited ISO auditor. The ISO standard requires a series of measures that are aimed at preventing, detecting and addressing bribery. Such measures include, but are not limited to, policies and procedures, culture and tone from the top, appropriate resourcing, training, risk assessments, third-party due diligence, and introducing appropriate controls.

›    Refer to the ISO 37001 certificate in Appendix 7 to this report

Monitoring

We apply KYC rules and use advanced technology to help identify suspicious transaction patterns and compliance risk issues. We continue to invest in our detection capabilities and core systems as part of our financial crime prevention program.

Our framework requires any suspicious activities to be promptly escalated to independent control units and external authorities, as required by law. Our monitoring framework covers risk-based transaction monitoring, real-time screening and retroactive searches. The UBS AML monitoring framework has been established in accordance with the Monitoring Screening and Searching Wolfsberg Statement and is reviewed on an annual basis.

Risk-based approach to combating financial crime

At UBS, we apply a risk-based approach and have a framework in place to identify and manage potential money laundering risks associated with customers and transactions.

With our systematic assessment of money laundering risks, we strive to arrive at the appropriate level of initial and ongoing due diligence and monitoring of transactions throughout the course of a relationship. For certain higher-risk clients, face-to-face due diligence requirements are mandatory. Our AML policy sets out the processes and risk criteria pertaining to politically exposed persons (PEPs). Global PEP clients are reviewed and reapproved on an annual basis by the responsible member of each divisional Executive Committee.

Our Code of Conduct and Ethics (the Code) focuses on preventing misuse of the financial system, including in relation to bribery. The specific anti-corruption standards of conduct that apply to all employees are also set out in the Group policy against corruption. The policy sets out our zero-tolerance stance toward corruption and prohibits all forms of bribery by the firm and our employees, including facilitation payments.

Anti-corruption policies and procedures that aim to prevent bribery from occurring throughout our operations apply to all business divisions. These policies are derived from the standards set out in the Group policy against corruption and the Group policy on gifts and business entertainment.

All employees and external staff subject to mandatory learning requirements are required to complete financial crime training, which covers AML, sanctions, fraud and anti-corruption. The training is mandatory and must be completed at least on an annual basis. We regularly update web-based training modules to address compliance issues, including anti-corruption standards. Employees in specific areas also receive targeted training on client-related corruption, including the bank’s own corruption risks with regard to intermediaries, gifts and entertainment, or when major new developments require additional training.

Sustainability Report 2021 | How

Protecting data

Data has enormous value to our firm. When treated as a corporate asset, it enables our business to run smoothly. It can also help us to grow and prosper, by giving us the information we need to capture new business or react quickly to new trends. As we continue to invest in our digital solutions, we are similarly committed to:

–     developing a robust command and control framework to manage and protect our offering and the petabytes of data that are inherently generated by it;

–     being stewards of data on behalf of our clients and employees to benefit our clients and shareholders, and the firm;

–     ensuring that our third parties adopt equivalent practices and meet our expectations.

We regard it as our responsibility to protect all personal data disclosed to us in an increasingly complex and evolving environment. We have comprehensive measures (relevant controls, processes and policies) in place for the protection of personal data.

     We have also introduced organizational and technical security measures, underpinned by an operational risk and control framework, to safeguard personal data in accordance with applicable laws and regulations, including data protection laws. Access to data is protected through appropriate access control mechanisms following the need-to-know principle and ensuring revocation when no longer required. Where applicable and required, de-identification solutions are used to limit data exposure for sensitive client data.

Governance

Our BoD and GEB recognize the importance of cyber and information security (CIS) as essential in maintaining the continued success of UBS. The BoD and GEB mandate senior management to foster an appropriate CIS risk management culture. The BoD Risk Committee and the GEB oversee the CIS program, review it regularly and receive reporting on all CIS activities. The BoD Risk Committee and the GEB are part of the escalation chain for major and critical cyber incidents.

The Group Data Management Office, part of the Group Chief Technology Office, partners across the firm to ensure robust governance over the collection, propagation, quality and usage of our firm’s data. Additionally, the Group Data Protection Office (the DP Office), part of Group Compliance, Regulatory and Governance, aims to ensure that our firm processes personal data and responds to data subject rights exercised by individuals (including clients and employees) in line with applicable data privacy laws and regulations. To this end, the DP Office provides guidance to the business divisions and Group Functions.

Policies and procedures (including training)

As a firm, we want to operate at the highest possible standard. Our principles and policies guide how we use data and information, as well as how we develop and deploy technological solutions.

We have introduced policies and procedures to ensure that everyone at our firm is aware of threats and the importance of CIS. A CIS policy is internally available to all UBS persons (including employees, contractors and consultants).

In recognition of the pace of digital change globally, our Code includes a section on the lawful and ethical use of data. The primary focus of this section is preparing employees for greater reliance on big data, data models and artificial intelligence.

We run a comprehensive, Group-wide education and awareness program, including addressing risks related to CIS. The program features computer-based training modules (reoccurring and requiring exam completion), newsletters and banners. Further educational campaigns covering subjects such as email phishing, malware infections, social engineering, tailgating and data classification and leakage are deployed several times per year.

Additionally, we provide training specifically tailored for sensitive staff. Employees are also required to review policies and affirm compliance in our web-based Affirmation Online portal on an annual basis. All UBS employees can easily access UBS’s information security portal to learn about information security threats. Selected management employees are sent regular updates regarding cybersecurity developments and trends.

We also maintain a set of requirements for our third parties which stipulate our expectations and ensure these are formally acknowledged through a dedicated contractual annex.

Handling data

Personal data can only be collected for specified, explicit and legitimate purposes, and not further processed in a manner that is incompatible with those purposes. The processing of personal data must not be excessive in relation to its purposes.

When UBS obtains personal data from a data subject, the data subject must be informed, to the extent required by local law, about the purposes for which the personal data is intended to be processed and the recipients or categories of recipients to whom the personal data will be transferred, unless such information is apparent to the data subject. UBS has implemented processes to execute the rights of data subjects to delete their data upon request, adhering to applicable legal requirements.

We communicate our client data use and storage policies to clients and seek consent for data use as required by local regulations. In these communications we are clear what this consent means, and which use cases do not require consent, for example certain legal obligations. We provide reasonable options for clients to be able to revoke this consent.

Dealing with incidents

Our Code sets out the principles and behaviors that define our ethical practices and the way we do business. Any violation, (whether it is our Code, UBS policies or external laws, rules and regulations) may result in disciplinary action, up to, and including, dismissal. This includes information security incidents. Also, employees are, as part of their year-end performance rating, evaluated on their integrity. This includes doing the right thing, self-declaring incidents and issues, and adhering to policies, challenging the status quo and raising their hand when things are not right, including potential security threats, and collaborating across teams, departments, and divisions.

We aim to make the information security incident escalation process as simple as possible. For example, phishing emails can easily be reported by means of a dedicated button integrated within Outlook.

We have implemented a Group-wide incident-handling process where any UBS person has to report incidents and data breaches. Data-breach-preventing processes (blocking of communication and proactive remediation of misplaced data in unprotected areas) have been established. Additionally, we encourage employees to report any issues and incidents to the incident-handling process or their line managers and follow them up to ensure the matter is addressed. Any compliance incidents can also be escalated through the whistleblowing process.

We also extend these processes to cover for adverse information security events, which take place at third parties but have relevance to UBS’s information.

Controlling risks and metrics

GCRG Sustainability Expert Group

Our firm’s Group Compliance, Regulatory & Governance (GCRG) function is responsible for the ongoing monitoring over the adequacy of the firm’s control environment for non-financial risks (NFR) and is actively engaged across UBS’s Risk Committee structure and supervisory board governance. It drives the review and, where necessary, the required adaptations to the firm’s NFR frameworks to align the independent control and oversight capabilities with existing and new regulations and changes across business activities.

›    Refer to “Non-financial risk” in the “Risk management and control” section of the UBS Annual Report 2021 for more information

In 2022, we will continue to focus on emerging legal and regulatory provisions, as well as evolving best business practice standards and ensure that they are adopted in our processes and controls relating to provision of advice, investment suitability and product information (including marketing materials), for example to mitigate the risk of misrepresentation and / or potential greenwashing.

Due to the strategic importance of sustainability to UBS, the rapidly evolving nature of the regulatory and policy agenda in this area and GCRG’s desire to ensure its capability to interact effectively and proactively with policy makers and the firm’s regulatory supervisors and other relevant stakeholders, a GCRG Sustainability Expert Group (SEG) has been established. The SEG will also prioritize further developing GCRG’s in-house knowledge and capabilities in this area.

GGC ESG Legal

Our firm’s Group General Council (GGC) function established a global ESG (environmental, social and governance) legal team in 2019 to advise the business on sustainability-related risks across UBS’s operations. Our ESG legal team plays an important role in advising the business teams on existing and emerging rules and regulations governing sustainable investing and sustainable lending. It also performs a critical role in the review of our firm’s sustainability disclosures.

GCFO Sustainability Chief Financial Officer

Our firm’s Finance function has established the role of Sustainability Chief Financial Officer (SCFO) to meet the new and expanding requirements that are being driven by UBS’s global sustainability agenda. With reporting lines both to the Group Chief Financial Officer (GCFO) and to the GEB lead for sustainability and impact, the SCFO works closely with the Group Controller and Chief Accounting Officer’s team and is the primary lead on sustainability topics for the GCFO.

The SCFO ensures that sustainability considerations are embedded into the firm’s financial decision-making processes, supports the expanding external sustainability disclosures arising from both new regulatory requirements and voluntary commitments made by our firm, and ensures the continued development of the firm’s financial control environment that underpins our disclosures.

Sustainability Report 2021 | How

How we include our stakeholders’ views

GRI-based materiality assessment

When developing and implementing our strategy, and reporting on sustainability and impact, we take account of the expectations and concerns of our stakeholders.

Every year, we conduct a materiality assessment following the Global Reporting Initiative (GRI) Standards. This helps us to adequately consider our stakeholders’ views on key topics pertaining to our firm’s economic, social, and environmental performance and impacts.

Our governance

Reviewed by the CCRC and GEB, UBS’s GRI-based materiality assessment process is managed by an internal, cross-business division and cross-regional Materiality Assessment Team (the MAT). The MAT consists of a group of employees who deal with stakeholder expectations and concerns in their respective roles. Their regular engagement with our clients, employees, investors, suppliers, regulators and governments, communities, and civil society ensures that the views of these stakeholders are being considered adequately. The MAT is responsible for delivering the outcome of the materiality assessment to the GEB and CCRC on an annual basis.
Our process

Identifying and incorporating diverse perspectives

In 2021, we improved our approach to identifying our material topics by introducing a five-step approach.

First, we collected  potential material topics from a wide range of internal and external sources to create a long list. For this long list, we started with the topics considered in previous years and then identified potential new topics by formal and informal monitoring, from our dialogues with stakeholders and from relevant external studies and reports. Our sources included, among others, internal and external monitors of regulatory developments and emerging risks, reports and documents from major international and national bodies (e.g., G7, G20, Swiss National Bank), PRB assessments, and investor calls.

To create a short list, we assessed in a second step each of the topics on this long list, considering two aspects:

–     impact on UBS’s long-term performance; and

–     UBS’s impact on the environment, society, and economy.

Third, we rated  and refined the short list internally, before in step four we conducted a global online survey and asked a broad range of external stakeholders to validate and prove  whether the topics identified are also relevant to them. This survey also helped us to check if we had missed any important topic. The fifth and final step involved our GEB and the CCRC reviewing and approving  the final list of material topics.

Outcome

Confirmed material topics in 2021

The topics considered as material for UBS are very similar to those identified in previous years and largely fall into the three categories of the GRI reporting framework: economy, environment, and society.

We have applied a double-materiality perspective to the categorization. Therefore, we consider whether a topic impacts UBS´s business performance and / or whether our actions related to a topic potentially impact external stakeholders, the environment or the economy.

The table below provides details on the material topics identified and describes why the topics are considered material. We furthermore list the boundaries of each material topic by indicating whether a topic has only internal (UBS-wide) impact or whether it has also impact beyond our organization (external). Moreover, we have listed the SDGs that we support by acting on a material topic. While we refer solely to one or more of the 17 SDGs, our actions usually relate to specific targets of a particular SDG.

In 2021, we no longer applied a prioritization of material topics, as had been used in previous years.

›    Refer to Appendix 9 to this report for a mapping with GRI topics including listing of all subtopics

Material topic	Why is this topic considered material?	Boundaries	SDGs supported[1]	GRI categories impacted[2]
Corporate governance	A strong governance, solid leadership and a well-defined strategy form the very foundation of how UBS conducts its business and contributes to sustainable growth.	Internal and external
Sustainable finance	Expanding our offering in sustainable finance is increasingly expected by clients and regulators and essential for our purpose.	External	1, 2, 3, 7, 11, 13
Regulatory compliance	Our firm operates in a highly regulated industry and compliance with legal and regulatory requirements is a prerequisite for our license to operate, today and in the future.	Internal and external	17
Operational efficiency and effectiveness	Ensuring efficient and effective operations is fundamental to our ability to remain competitive, to invest for the future and to be resilient in the face of revenue volatility.	Internal and external
Client experience	Responding to clients’ expectations and delivering exceptional service are essential for our firm’s long-term future performance.	External
Digitalization

Digitalization is both an opportunity and a threat. It is an opportunity because providing best-in-class digital service will strengthen our client satisfaction. It is also a threat, as with the increased use of technology the risk of cyberattacks increases which can lead to financial and reputational damage.

		Internal and external
Compensation and performance management	Effective people management processes, along with fair and consistent compensation, are key for our sustainable success as a firm and ensuring equal opportunities for all employees.	Internal and external	5
Climate action	It is our ambition to act by managing climate risks, mobilizing capital and reducing our own emissions to support the transition to a low-carbon world.	Internal and external	7, 13
Environmental and human rights risk management

It is our aim to identify and manage potential adverse impacts on the environment and / or human rights and to provide our clients with innovative investment solutions in themes related to human rights.

		External	1, 8, 15, 16
Diversity, equity and inclusion

A diverse workforce better understands, relates to, and can meet our highly diverse clients’ needs. Diverse backgrounds and experiences also drive stronger decision making and innovation, while an equitable, inclusive work environment makes fulfilling careers possible.

		Internal and external	5, 8, 10
Talent management	Enabling employees to build fulfilling careers at UBS through innovative internal mobility and development opportunities helps us attract, develop and retain talent and ensures we remain an employer of choice.	Internal and external	4
Working culture and environment	Our long-term success relies on sustaining an innovative, responsible and engaging work environment where all employees feel a sense of belonging and are able to perform at their best, for us and for our clients.	Internal and external	8

1 This indicates which of the SDGs are at least partially supported by UBS acting on the material topics identified.

2 Icons indicate which GRI categories are impacted, considering both the impact on UBS´s business performance and / or our firm’s economic, social and environmental impact.

GRI Categories:   Economy,   Environment,   Society.

Appendix 1
92	Governance of sustainability and climate-related issues
Appendix 2
93	Key sustainable finance products and services
Appendix 3
96	Workforce by the numbers
Appendix 4
103	Environmental footprint
Appendix 5
113	Charitable contributions
Appendix 6
115	Governance and policies
Appendix 7
132	Ratings, commitments, and certification
Appendix 8
146	Objectives and achievements
Appendix 9
156	Additional GRI information
Appendix 10
166	EU Non-financial disclosures

Abbreviations frequently used

Appendix 1 – Governance of sustainability and climate-related issues

Appendix 1 – Governance of sustainability and climate-related issues

This overview table provides summary information about key bodies governing sustainability and climate-related issues at UBS.

Governance body	Lead and other membership information	Sustainability / climate agenda frequency	Purpose and responsibilities related to sustainability and climate-related issues	Topics considered in 2021
BoD Corporate Culture and Responsibility Committee (the CCRC)	Chairman of UBS Group AG Permanent guests: Group CEO, Group Chief Risk Officer (GCRO), GEB lead for sustainability and impact, Chief Sustainability Officer (CSO)	Quarterly

–      Supports the Board of Directors (the BoD) in its duties to safeguard and advance the Group’s reputation for responsible and sustainable conduct.

–      Oversees the firm’s sustainability and impact strategy and activities, and approves Group-wide sustainability and impact objectives.

–      Reviews the annual Sustainability Report and proposes it to the BoD for approval.

–      Sustainability and impact governance, strategy, and objectives.

–      Net-zero commitment and associated implementation steps.

–      Climate risk program.

–      Regulatory and governmental developments pertaining to sustainability and finance.

–      Sustainability and climate disclosures (including external assurance thereof).

–      Sustainable finance.

BoD Risk Committee (the RC)	Non-executive director	Semi-annually

–      Oversees and supports the BoD in fulfilling its duty to set and supervise an appropriate risk management and control framework.

–      Considers the progress of UBS’s climate risk program, jointly with the CCRC.

– Regulatory and governmental developments pertaining to sustainability and finance. – Climate risk program.
Group Executive Board (the GEB)	Group CEO	At least quarterly

–      Reviews the Group’s sustainability and impact strategy and the related objectives.

–      Signs off on divisional sustainability objectives, in alignment with the GEB lead for sustainability and impact.

–      Ensures firm-wide execution of the firm’s climate strategy, including its net-zero commitment.

–      Sets the overall risk appetite for the firm and resolves overarching matters relating to sustainability and climate risk (SCR).

– Sustainability and impact strategy, including objectives. – Net-zero commitment and associated implementation steps.
Group Sustainability and Impact (GSI)	GEB lead for sustainability and impact	Ongoing

–      Is led by the GEB lead for sustainability and impact, who has the responsibility for setting the firm’s sustainability and impact strategy, in agreement with fellow GEB members.

–      Supports the GEB lead for sustainability and impact with carrying out her responsibilities.

–      Consists of the Chief Sustainability and Social Impact offices, headed by the CSO and the Head Social Impact, with the CSO responsible for driving the implementation of the Group-wide sustainability and impact strategy and the Head Social Impact responsible for driving and implementing the firm’s social impact strategy.

– Creation of the GSI organization and setting up of its governance.
Group Risk Control (GRC)	GCRO	Ongoing

–      Develops and implements principles and an appropriate independent control framework for SCR within the firm and is responsible for its integration into the firm’s overall risk management and risk appetite frameworks.

–      Oversees SCR activities, including the climate risk program.

– Establishing of the SCR policy framework.
Climate Risk Program	Chief Risk Officer for Sustainability	Ongoing	– Integrates climate risk into the firm’s risk management framework and standard processes.	– Establishing of a multi-year transformation initiative to focus on delivering to regulatory expectations of climate risk into risk management and stress testing frameworks.

Appendix 2 – Sustainable finance products and services

Appendix 2 – Key sustainable finance products and services

Key sustainable finance products and services in 2021

This appendix provides a select overview of sustainable finance products and services offered by UBS. Where products are listed as “sustainable investments,” these fall under the definitions provided in the “What” section of this report, i.e., categorized by Global Wealth Management (GWM) and Asset Management (AM) as either “sustainability focus” or “impact investing.” “Other products and services” include, for example, advisory services (e.g., by our Personal & Corporate (P&C) business division) and structured financial products (in Global Markets in the Investment Bank (the IB)). If not otherwise stated, all values refer to 31 December 2021.

Product / service	Sustainable investments[1]	Sustainable financing	Other products and services	Key features	Business division
Oncology Impact Fund II	Impact investing

Impact investing initiative that aims to turn innovative cancer research products into successful businesses to deliver value for investors, patients and society.

USD 643 million of client commitments raised.

GWM
Rethink Impact Fund	Impact investing

Direct-access social impact private equity fund that invests in early- to growth-stage, high-impact companies, primarily in the US. The fund focuses on four themes: healthcare, economic opportunity, environmental sustainability and education.

USD 73 million of client commitments raised.

GWM
Rethink Impact Fund II	Impact investing

Direct-access social impact private equity fund that invests in early- to growth-stage, high-impact companies, primarily in the US. The fund focuses on four themes: healthcare, economic opportunity, environmental sustainability, and education.

USD 56 million of client commitments raised.

GWM
The Rise Fund	Impact investing

Invests in seven sectors – education, financial services, healthcare, infrastructure, energy, food and agriculture, and IT – with a dual mandate: competitive financial returns and measurable positive societal outcomes.

USD 327 million of client commitments raised.

GWM
The Rise Fund II	Impact investing

Invests in seven sectors – education, financial services, healthcare, infrastructure, energy, food and agriculture, and IT – with a dual mandate: competitive financial returns and measurable positive societal outcomes.

USD 40 million of client commitments raised.

GWM
PG LIFE Impact Fund	Impact investing

Diversified global private equity fund focused on investments that deliver market-rate financial returns and social, environmental and inclusive growth, including within key areas such as renewable energy, waste management, healthcare, education and financial inclusion.

USD 87 million of client commitments raised.

GWM
Generation Partners Sustainable Solutions Fund III	Impact investing			Invests in transformative technologies providing disruptive solutions to global sustainability challenges. USD 94 million of client commitments raised.	GWM
Direct Investing Offering	Impact investing

Addresses high demand for direct-impact deals, as well as UBS’s commitment to support the Sustainable Development Goals (the SDGs) and complements UBS’s sustainable investing (SI) offering with direct-impact investing opportunities.

GWM
KKR Global Impact Fund	Impact investing			Invests in businesses that contribute measurable progress toward one or more of the SDGs. USD 242 million of client commitments raised.	GWM
RXR Qualified Opportunity Zone Fund	Impact investing			Invests in real estate and / or real estate-focused businesses within qualified opportunity zones. USD 273 million of client commitments raised.	GWM

Appendix 2 – Sustainable finance products and services

Product / service	Sustainable investments[1]	Sustainable financing	Other products and services	Key features	Business division
Bridge Workforce & Affordable Housing Fund	Impact investing			Invests in real estate throughout the US with a focus on workforce and affordable multi-family housing communities. USD 167 million of client commitments raised.	GWM
UBS Manage SI (discretionary mandate)	√			Based on the Chief Investment Office (CIO) SI Strategic Asset Allocation (the SAA). Assets under management (AuM) for GWM: USD 27 billion	GWM, P&C
UBS Manage Advanced My Way (discretionary mandate)	√

Clients can select several sustainability focus / impact investing modules to populate asset allocation and portfolio can be constructed entirely from SI modules.

SI proportion within overall AuM equals USD 1.6 billion.

GWM
UBS Advice SI – UBS Advice Premium SI	√			Innovative advice mandates reflecting clients’ individual preferences. Total AuM: USD 3 billion.	GWM
SI-focused advisory solutions	√			Expanded SI offering that includes mutual funds, exchange-traded funds (ETFs), separately managed accounts, unit investment trusts, private equity and structured products.	GWM
SDG Engagement High Yield Credit funds	Impact investing			Launched in cooperation with Federated Investors and Hermes Investment Management. AuM: USD 861 million.	GWM
SDG Engagement Equity funds	Impact investing

New partnership with RobecoSAM (added in 2021), complementing the engagement equity funds in partnership with Federated Investors and Hermes Investment Management, as well as BMO.

AuM: USD 3,738 million.

GWM
UBS Future of Earth fund	Sustainability focus			Thematic investments in solutions to tackle the negative impact of climate change, on people, health and communities by addressing energy, land and water.	GWM, AM
Record Emerging Market Sustainable Finance Fund	Sustainability focus			Launched in cooperation with Record Investment Management.	GWM
UBS SI Strategy Fund	Sustainability focus			Based on CIO SI SAA and aligned to UBS Manage SI. AuM: USD 2,350 million for GWM.	GWM, P&C
key4 Green Mortgage (IPRE)		√		The first Swiss real estate brokerage platform for investment properties offering borrowers financial advantage for taking out a sustainable mortgage.	P&C
UBS Sustainability Analytics			√	Online tool supporting institutional and private clients to actively monitor, manage and improve the sustainability profile of their investment portfolio(s).	GWM, P&C
UBS Renovation Mortgage		√		Preferential interest rates for renovations and energy-efficient construction measures for self-occupied real estate.	P&C
Long Term Themes Equity	Sustainability focus			Invests globally in companies exposed to long-term investment themes that are related to the three mega trends of population growth, increasing urbanization and aging population.	GWM, AM
Climate Aware Equity (TTF) Climate Aware CH Institutional Climate Aware UK Life	Sustainability focus

Relative weightings of the companies are tilted toward their expected contribution to climate change. Companies geared toward long-term change leading to a low-emissions global economy will be overweighted in the portfolio.

AM
Active Climate Aware Equity	Sustainability focus			Invests globally in attractively valued companies that are well-positioned for a climate-friendly economy.	AM

Appendix 2 – Sustainable finance products and services

Product / service	Sustainable investments[1]	Sustainable financing	Other products and services	Key features	Business division
Global (Engage for) Impact Equity	Sustainability focus			Invests globally in companies that promote the SDGs.	AM
Range of sustainable equity funds	Sustainability focus			Invest in companies that have a strong environmental, social and governance (ESG) profile or promote environmental and social characteristics.	AM
Range of sustainable corporate bonds	Sustainability focus			Invest in bonds focusing on issuers with a strong ESG profile or promoting environmental and social characteristics.	AM
Strategy Fund Sustainable	Sustainability focus			Invests globally in a diversified range of equities, mainly high-quality bonds and money market instruments with strong ESG profile.	P&C, GWM, AM
Vitainvest Sustainable	Sustainability focus

Indirect investments worldwide in equities, bonds and real estate with strong ESG profile. Second and third pillar retirement-saving funds with sustainability-focused strategies, available with active or passive management style.

P&C, GWM, AM
Range of ESG-focused ETFs	Sustainability focus			Includes, among others, Global Gender Equality ETF, S&P 500 ESG ETF, EURO STOXX 50 ESG ETF, MSCI Socially Responsible ETF, MSCI ESG Universal Low Carbon Select ETF.	AM
Green, social sustainability and sustainability-linked bonds		√		103 green, social, sustainability and sustainability-linked bond transactions supported, as defined by the Principles.[2]	IB, P&C
Green, social, sustainability and sustainability-linked loans		√		Green, social, sustainability and sustainability-linked loans.[3]	IB, P&C
Renewable energy and cleantech financing			√	Participation in renewables and cleantech deals globally, for both established utilities clients and innovative growth-stage companies.	IB
European Greentech investment solution			√	Portfolio tracker solutions that provide exposure to stocks identified by UBS CIO as best positioned to benefit from EU deals and initiatives.	IB, GWM
Ranges of investment solutions			√	Certificates linked to, for instance, a climate change portfolio or food revolution portfolio, actively managed by third party private bank.	IB
Climate Aware Equity Index			√	Systematic investible strategy based on a broad-based market-cap-weighted equity index, with weights tilted based on a proprietary climate score.	IB
Energy check-up for SMEs			√	Supports small and medium-sized entities (SMEs) with a financial contribution for energy reduction plans. Overall energy savings of 78,539 megawatt hours in 2020.[4]	P&C
UBS industry bonus			√	Supports SMEs by giving financial contributions toward enhancing environmental performance for production machines.	P&C
Eco Credit / Debit Cards			√	Rolling replacement of UBS credit/debit cards with a sustainable alternative made of >80% PLA which is a biodegradable bio plastic made of the renewable raw material corn.	P&C
UBS Optimus Foundation Credit Cards eco			√	Card is made from renewable materials and UBS donates 0.75% of total credit card spending to UBS Optimus Foundation every year.	P&C

1 Certain UBS offerings may contain various types of sustainable investment products. If so, this is indicated by an √ in the “sustainable investments” column.   2 Green Bond Principles, Social Bond Principles, Sustainability Bond Guidelines, Sustainability-linked Bond Principles.   3 As defined by the Green, Social and Sustainability-Linked Loan Principles from the Loan Market Association.   4 2021 figures available as of May 2022.

Appendix 3 – Workforce by the numbers

Appendix 3 – Workforce by the numbers1

This appendix provides supplementary information to “What we do for our employees” in the “What” section of this report.

As of 31 December 2021, we had 71,385 employees as full-time equivalents (FTEs), 166 FTEs less than 31 December 2020. In addition, a total of 15,624 external staff members for core business services were active at the end of 2021, primarily in technology and operations roles. This included 2,063 FTEs employed through third parties on short-term contracts to fill positions on an interim basis. Additionally, a total of 13,561 external staff members for non-core business services were active at the end of 2021, primarily in premises-related roles.

To give the most accurate view of our global workforce, human resources reporting considers a person (working full time or part time) as one headcount. This accounts for the total UBS employee number of 72,779 as of 31 December 2021 (compared with 72,887 as of 31 December 2020). The following tables are all reported on this basis, unless otherwise specified. The percentages in the tables may not total 100 due to rounding.

Employees: full time / part time
	31.12.21		31.12.20
	Number	%	Number	%
Male
Full Time	42,286	96%	42,915	96%
Part Time	1,605	4%	1,567	4%
Total	43,891	100%	44,482	100%

Female
Full Time	25,187	87%	24,601	87%
Part Time	3,701	13%	3,804	13%
Total	28,888	100%	28,405	100%
Grand total	72,779		72,887

1 Our reporting covers key statistics relevant to full- and part-time employees, as well as relevant data about external staff.  All data was calculated on / as of 31 December 2021, unless otherwise noted.

Appendix 3 – Workforce by the numbers

Employees: employment term / region
	31.12.21		31.12.20
	Number	%	Number	%
Americas
Permanent	21,539	100%	21,623	100%
Limited term	0	0%	0	0%
Total	21,539	100%	21,623	100%

APAC
Permanent	15,584	99%	15,335	99%
Limited term	117	1%	101	1%
Total	15,701	100%	15,436	100%

EMEA (excluding Switzerland)
Permanent	14,423	100%	14,227	100%
Limited term	5	0%	3	0%
Total	14,428	100%	14,230	100%

Switzerland
Permanent	20,054	95%	20,479	95%
Limited term	1,057	5%	1,119	5%
Total	21,111	100%	21,598	100%
Grand total	72,779		72,887

Employees: employment term / gender
	31.12.21		31.12.20
	Number	%	Number	%
Male
Permanent	43,241	99%	43,802	98%
Limited term	650	1%	680	2%
Total	43,891	100%	44,482	100%

Female
Permanent	28,359	98%	27,862	98%
Limited term	529	2%	543	2%
Total	28,888	100%	28,405	100%
Grand total	72,779		72,887

Note: Limited term employment is an employment relationship defined by the employee's contract with UBS being limited in duration. Most of these individuals are apprentices in Switzerland.

Appendix 3 – Workforce by the numbers

External hires by age group
	31.12.21		31.12.20
	Number	%	Number	%
Under 30	4,337	46%	4,233	46%
Between 30 and 50	4,571	49%	4,653	50%
Over 50	455	5%	410	4%
Total external hires	9,363	100%	9,296	100%

External hires by gender
	12.31.21		31.12.20
	Number	%	Number	%
Male	5,291	57%	5,510	59%
Female	4,072	43%	3,786	41%
Total external hires	9,363	100%	9,296	100%

External hires by region
	12.31.21		31.12.20
	Number	%	Number	%
Americas	2,699	29%	2,254	24%
APAC	3,244	35%	2,968	32%
EMEA (excluding Switzerland)	2,033	22%	2,069	22%
Switzerland	1,387	15%	2,005	22%
Total external hires	9,363	100%	9,296	100%

Note: Hiring levels were generally higher in 2021, due to market growth in Asia Pacific and in part to the need to fill open roles following voluntary resignations, which largely returned to pre-pandemic levels.

Appendix 3 – Workforce by the numbers

Voluntary and involuntary turnover
	31.12.21	31.12.20
	%	%
Voluntary turnover	11%	7%
Involuntary turnover	2%	2%
Overall turnover	13%	9%

Note: Voluntary turnover in 2021 largely returned to pre-pandemic levels following a significant reduction in turnover in 2020 due to the pandemic.

Turnover by age group
	31.12.21	31.12.20
	%	%
Under 30	22%	13%
Between 30 and 50	12%	8%
Over 50	9%	8%
Overall turnover	13%	9%

Note: The increase is driven by extremely competitive markets for early career talent, especially in our BSC locations.

Turnover by gender
	31.12.21	31.12.20

Male	13%	9%
Female	13%	9%
Overall turnover	13%	9%

Turnover by region
	31.12.21	31.12.20
	%	%
Americas	13%	9%
APAC	18%	10%
EMEA (excluding Switzerland)	14%	9%
Switzerland	9%	9%
Overall turnover	13%	9%

Note: Generally, turnover was driven by increased demand for talent following the first year of the pandemic. Regionally, turnover was higher in APAC and EMEA due to increased competition for talent, especially in our BSC locations. In the Americas, turnover reflected strong market conditions.

Appendix 3 – Workforce by the numbers

Employees by age group
	31.12.21	31.12.20
	%	%
Under 30	18%	19%
Between 30 and 50	60%	60%
Over 50	22%	21%
Total	100%	100%

Distribution by employee category and gender
	31.12.21		31.12.20
	Number	%	Number	%
Officers (Director and above)
Male	18,758	73%	18,725	74%
Female	6,834	27%	6,576	26%
Total	25,592	100%	25,301	100%

Officers (other officers)
Male	17,374	59%	17,688	61%
Female	11,888	41%	11,508	39%
Total	29,262	100%	29,196	100%

Employee rank
Male	7,759	43%	8,069	44%
Female	10,166	57%	10,321	56%
Total	17,925	100%	18,390	100%
Grand total	72,779		72,887

Note: The positive trend for female hiring reflects our DE&I strategy and our ongoing commitment to hire, promote and retain more women at all levels of the organization in support of our 2025 aspiration to have 30% of Director and above roles held by women.

Distribution by employee category and age group
	31.12.21		31.12.20
	Number	%	Number	%
Officers (Director and above)
Under 30	138	1%	141	1%
Between 30 and 50	16,428	64%	16,588	66%
Over 50	9,026	35%	8,572	34%
Total	25,592	100%	25,301	100%

Officers (other officers)
Under 30	4,094	14%	4,368	15%
Between 30 and 50	20,699	71%	20,472	70%
Over 50	4,469	15%	4,356	15%
Total	29,262	100%	29,196	100%

Employee rank
Under 30	8,855	49%	9,260	50%
Between 30 and 50	6,444	36%	6,521	36%
Over 50	2,626	15%	2,609	14%
Total	17,925	100%	18,390	100%
Grand total	72,779		72,887

Appendix 3 – Workforce by the numbers

Training by gender
	Average training days
	31.12.21	31.12.20
Female	2.10	1.99
Male	2.04	1.92
Total average training days	2.06	1.94

Training by rank group
	Average training days
	31.12.21	31.12.20
Officers (Director and above)	2.32	2.11
Officers (other officers)	1.92	1.84
Employee rank	1.91	1.89
Total average training days	2.06	1.94

Note: Employee development activities include training (both voluntary and required) and other educational activities, on-the-job experience and internal mobility (changing roles within the firm), and exposure to senior leaders, new teams and experiences (e.g., through networking and mentoring). Experience and exposure generally account for approximately 90% of an employee’s development activities each year. It is important to note we continuously focus on updating our in-house university offering to better prepare for future global trends and enable employees to choose the depth of learning to meet their voluntary learning goals based on their needs. In 2021, workplace restrictions, increased use of digital and virtual formats and a decrease in the use of external facilitators reduced training time while maintaining the total number of training activities. In 2021, mandatory learning increased across the firm, with several training sessions originally planned for 2020 moved to 2021 and the addition of three new all-staff training sessions.

Parental leave taken (by gender)
	2021	2020
Male	2,334	2,116
Female	2,433	2,344
Total number of employees	4,767	4,460

Note: All employees are entitled to take parental leave as indicated in their local HR policies. This table shows number of employees who took parental leave as recorded in the UBS HRi system; data aggregation is subject to limitations such as the disparate definitions and permutations of parental leave across the firm and the various leave and absence tools used in the 50 countries in which we operate. The increase in 2021 was largely driven by the addition of parental leave benefit offerings in various regions.

Appendix 4 – Environmental footprint

Appendix 4 – Environmental footprint

This appendix provides supplementary information to “Reducing our environmental footprint” in the “What” section of this report. Our firm’s environmental and GHG report has been prepared based on a reporting year from 1 July 2020 to 30 June 2021. This differs from UBS’s financial reporting period (1 January 2021 to 31 December 2021).

Environmental targets and performance in our operations

We are making good progress toward our new targets. In the reporting period for 2021, we sourced 100% renewable electricity, which contributed significantly to our total net greenhouse gas (GHG) footprint being reduced by 60% compared with the reporting period for 2020.

Environmental targets and performance in our operations[1]
	GRI[2]	2021	% target 2025	Baseline	% change from baseline	Progress / Achievement[3]	2020	2019

Total net greenhouse gas emissions (GHG footprint) in t CO2e4	305	29,936		360,501[5]	(92)	l	75,110	103,670
Scope 1 and net scope 2 GHG emissions in t CO2e	305	14,300	0	56,246[6]	(75)	l	56,246	84,034
Energy consumption in GWh	302	509	(15)	537[6]	(5)	l	537	556
Share of renewable electricity (%)	302	100	100	85[6,7]		l	85	72
Paper consumption in kg per FTE[8]	301	50	(50)	66[6]	(24)	l	66	78
Share of recycled and FSC paper (%)	301	80	100	82[6]	(2)	l	82	83
Waste in kg per FTE[8]	306	92	(10)	133[6]	(31)	l	133	156
Zero waste to landfill (%)[9]	306	35	0	34[6]	3	l	34	33
Waste recycling ratio (%)	306	52	60	52[6]	-	l	52	51
Water consumption in million m3	303	0.54	(5)	0.70[6]	(23)	l	0.70	0.79

Legend: CO2e = CO2 equivalents; FTE = full-time employee; GWh = gigawatt hour; kWh = kilowatt hour; km = kilometer; kg = kilogram; t = metric tonne

1 Detailed environmental indicators are available at ubs.com/environment. Reporting period 2021 (1 July 2020 to 30 June 2021).    2  Reference to GRI Sustainability Reporting Standards (see also globalreporting.org).   3  Green: on track / achieved; amber: improvements required    4  GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and GHG offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam and other indirect GHG emissions associated with business travel, paper consumption and waste disposal).    5  Baseline year 2004.    6  Baseline year 2020.   7 100% renewable electricity was achieved as of July 1, 2020. Due to the environmental reporting period, the full effect of this not displayed until the 2021 reporting period.  8 FTEs are calculated on an average basis including contractors.    9 In locations where UBS has influence and where alternatives are available.

Appendix 4 – Environmental footprint

Climate strategy and GHG emissions

Our GHG footprint consists of direct (scope 1) emissions from gas, oil and fuel consumption, indirect (scope 2) emissions from electricity and district heating and other indirect emissions from leased assets, paper, waste and business travel. Air travel emissions have been offset since the year 2007. We have set ambitious goals to reach net zero for scope 1 and 2 emissions by 2025.

Appendix 4 – Environmental footprint

Sustainable real estate

Our commitment to sustainability is evident throughout our real estate footprint and the continual improvement of our sustainable real estate guidelines, a critical step in driving our locations’ evolution toward achieving our long-term ambitions. We are striving to align our real estate footprint with the needs of our clients, our employees and our businesses. This means right sizing our portfolio, increasing collaboration space and transforming our workplace as digitalization redefines the way we do business and use our space. Our buildings are built to the highest standards, as confirmed by our certification by internationally recognized green-building standards.

Total number of LEED certifications in UBS regions

UBS locations	LEED Platinum	LEED Gold	LEED Silver	LEED certified
Switzerland	1	1
EMEA	5	2
Americas	5	23	5	4
Asia Pacific	7	8

›    For more details on Leadership in Energy and Environmental Design (LEED) certifications refer to usgbc.org/projects

Appendix 4 – Environmental footprint

Energy consumption

In 2021, we used 509 gigawatt hours (GWh), a 5.3% reduction compared with 2020. Our success was mainly driven by firm-wide environmental and energy management measures, lower occupancy levels in our buildings due to the COVID-19 pandemic, and the transition to a flexible hybrid working model. To ensure successful implementation of our environmental and energy management measures, as well as for monitoring purposes, we have been externally audited and have had the accuracy of our energy reporting certified (ISO 14064:2018).

We recognize the need to reduce emissions at source and apply an “only use what you need” philosophy. Data centers account for a significant proportion of global carbon emissions. At UBS, our 14 biggest data centers account for over 38% of our total electricity consumption. Our Sustainable Technology initiative is aimed at reducing that figure and boosting awareness of the issue amongst technology professionals and other stakeholders. UBS has already committed to a 15% reduction in energy consumption by 2025. A series of flagship projects will significantly contribute toward that goal.

Appendix 4 – Environmental footprint

Renewable energy

Since July 2020, 100% of our electricity has come from renewable sources, leading to significant reductions in our GHG emissions. We cover the majority of our consumption with renewable energy products from utilities through long-term agreements or purchase renewable energy credits (RECs) to meet our global RE 100 commitment. To maintain this 100% commitment, we will continue to procure 100% renewable electricity and wherever possible invest in on-site renewables for our strategic sites.

Appendix 4 – Environmental footprint

Business travel and offsetting CO2 emissions

In 2021, we saw a continued reduction of more than 90% of business travel due to COVID-19-related restrictions. Over 2022, business travel is likely to return, albeit slowly and in a measured way. With a long road to recovery ahead, the COVID-19 pandemic has presented an opportunity to reconsider our business travel habits and to develop even more sustainable travel policy guidelines and practices.

Since 2007, we have been offsetting all of our CO2 emissions from business air travel. We currently support two major wind-power Gold Standard projects in Europe and Asia, saving the same amount of CO2 emissions as are emitted through our business air travel and contributing to local sustainable development.

Appendix 4 – Environmental footprint

Paper

We reduced our paper consumption in 2021 by 21% y-o-y. Our paper usage is composed of 28% copier / printer paper, 50% client output, 11% publications and the remainder being various paper products. Globally, around 80% of our paper consumption originates from recycled sources or those certified by the Forest Stewardship Council (the FSC).

Appendix 4 – Environmental footprint

Waste and recycling

Our ongoing waste reduction activities have enabled us to both reduce the amount of waste generated per FTE and increase our recycling rate. The donation, recycling and resale of unwanted office furniture has been made at sites across the globe. We have also targeted a reduction in food waste via the installing of biodigesters.
Zero waste to landfill

In 2021, we sent 2,331 metric tons of waste to landfill globally, and we have now set an ambitious goal of the office buildings that UBS manages sending no waste to landfill by 2025. We are working with local teams to explore opportunities to reduce general waste volumes and divert remaining general waste from landfill, in all buildings where UBS has influence and alternatives are available.

Water

Helping to address the global water crisis is a key focus of our environmental program. To ensure increased water efficiency in our premises, we have further developed our real estate infrastructure policy to help us accelerate our water savings, such as rainwater collection and aerator taps.

Appendix 4 – Environmental footprint

Reporting standards and methodologies

We have prepared our GHG reporting in accordance with key concepts and requirements stated by the International Organization for Standardization in ISO 14064-1:2018 (specification with guidance at the organization level for quantification and reporting of GHG emissions and removals) and the World Business Council for Sustainable Development / World Resources Institute in the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard.

All GHG emission figures are in metric tons of carbon dioxide equivalents (CO2e) and include three of the six GHGs covered by the Kyoto Protocol: carbon dioxide (CO2), methane (CH4) and nitrous oxide (N2O). We have left hydrofluorocarbon (HFC) emissions out of our reporting as they are not a material source of GHGs for our business. We have no GHG sources contributing to perfluorocarbons (PFCs) or sulfur hexafluoride (SF6) emissions.

Direct GHG emissions and indirect GHG emissions from electricity have been reported by UBS Group AG, its branches and representative offices, and entities where UBS has operational control and through which UBS conducts its banking and finance business or provides services in support of such business. Based on the GHG protocol scope 2 guidance and scope 3 standard, energy consumption for heating purposes of leased space, where UBS does not have any operational control of the heating system, is classified as other indirect GHG emissions.

We have determined the GHG emissions associated with UBS’s activities on the basis of measured or estimated energy and fuel use, multiplied by relevant GHG emission factors. Where possible, fuel or energy use is based on direct measurement, purchase invoices or actual mileage data covering more than 80% of our reported energy usage. In other cases, it has been necessary to make estimations.

We have used published national conversion factors and global warming potentials (GWPs) to calculate emissions from operations. In the absence of any such national data, we used the UK Government GHG Conversion Factors for Company Reporting for the calculation of GHG emissions.

The GHG base year was originally set as 2004 (July 2003 to June 2004), as that was the first year we reported detailed GHG emissions verified according to ISO 14064:2018. The 2004 GHG footprint baseline is 360,502 metric tons and consists of 41,858 metric tons of scope 1 emissions, 219,727 metric tons of net scope 2 emissions and 98,918 metric tons of scope 3 emissions. The appropriateness of the base year is reviewed on an annual basis. In 2006, we set global quantitative objectives for energy, paper, waste and water for 2009. They have been revised and extended four times to date and covered the periods 2009 to 2012, 2012 to 2016 and 2016 to 2020. The new targets relating to GHG and other environmental performance indicators are set for 2025 and have 2020 as a baseline.

Appendix 4 – Environmental footprint

Environmental indicators[1]		2021[2]		2020[2]	2019[2]
	GRI[3]	Absolute normalized[4]	Trend[5]	Absolute normalized[4]	Absolute normalized[4]
Total direct and intermediate energy consumption[6]	302	509 GWh	æ	537 GWh	556 GWh
Total direct energy consumption[7]	302	56 GWh	ä	52 GWh	55 GWh
natural gas		87.6%	à	87.7%	87.2%
heating oil		8.7%	á	7.5%	7.4%
fuels (petrol, diesel, gas)		3.1%	â	4.0%	4.6%
renewable energy (solar power, etc.)		0.66%	â	0.8%	0.8%
Total intermediate energy purchased[8]	302	453 GWh	æ	485 GWh	501 GWh
electricity		389 GWh	æ	423 GWh	436 GWh
electricity from gas-fired power stations		0.0%	â	5.9%	10.1%
electricity from oil-fired power stations		0.0%	â	1.2%	1.8%
electricity from coal-fired power stations		0.0%	â	7.1%	11.9%
electricity from nuclear power stations		0.0%	â	0.6%	4.6%
electricity from hydroelectric power stations		54.3%	á	35.3%	35.8%
electricity from other renewable resources		45.7%	æ	49.9%	35.8%
heat (e.g., district heating)		64 GWh	à	62 GWh	65 GWh
Share of electricity from renewable sources	302	100%	á	85%	72%
Total business travel		17 m Pkm	â	265 m Pkm	459 m Pkm
rail travel[9]		13.4%	á	4.5%	2.4%
road travel[9]		23.1%	á	4.1%	1.1%
air travel		63.5%	â	91.5%	96.5%
Number of flights (segments)		7,498	â	124,426	218,679
Total paper consumption	301	3,670 t	â	4,635 t	5,370 t
post-consumer recycled		1.8%	â	15.7%	21.9%
new fibers FSC[10]		77.8%	á	65.8%	61.5%
new fibers ECF + TCF[10]		20.3%	ä	18.4%	16.5%
new fibers chlorine-bleached		0.03%	æ	0.03%	0.02%
Total waste	306	6,743 t	â	9,429 t	10,749 t
valuable materials separated and recycled		52.1%	à	52.4%	51.1%
incinerated		13.3%	à	14.0%	16.1%
landfilled		34.6%	à	33.7%	32.7%
Total water consumption	303	0.54 m m3	â	0.70 m m3	0.79 m m3
Direct greenhouse gas (GHG) emissions (scope 1)[11]	305-1	10,726 t	ä	9,972 t	10,574 t
Gross location-based energy indirect GHG emissions (scope 2)[11]	305-2	124,756 t	æ	136,524 t	142,636 t
GHG reductions from renewable energy[12]		(121,182) t	á	(90,250) t	(69,175) t
Market-based energy indirect GHG emissions (scope 2)[11]	305-2	3,574 t	â	46,274 t	73,460 t
Gross other indirect GHG emissions (gross scope 3)[11]	305-3	15,683 t	â	42,350 t	62,585 t
GHG offsets (business air travel)[13]		(47) t	â	(23,485) t	(42,949) t
Net other indirect GHG emissions (net scope 3)[11]		15,635 t	â	18,865 t	19,636 t
Total gross GHG emissions		151,165 t	â	188,846 t	215,794 t
Total net GHG emissions (GHG footprint)[14]		29,936 t	â	75,110 t	103,670 t

Legend: GWh = gigawatt hour; Pkm = passenger kilometer; t = metric ton; m3 = cubic meter; m = million; CO2e = CO2 equivalents

1 All figures are based on the level of knowledge as of January 2022.    2  Reporting period: 2021 (1 July 2020 to 30 June 2021), 2020 (1 July 2019 to 30 June 2020), 2019 (1 July 2018 to 30 June 2019)    3  Reference to GRI Sustainability Reporting Standards (see also globalreporting.org).    4  Non-significant discrepancies from 100% are possible due to roundings.    5  Trend:  the respective trend is stable (à) if the variance is less than 5/10/15%, low decreasing / increasing (æ,ä) if it is less than 10/20/30% and decreasing / increasing if the variance is bigger than 10/20/30% (â,á).    6  Refers to energy consumed within the operational boundaries of UBS.    7 Refers to primary energy purchased that is consumed within the operational boundaries of UBS (oil, gas, fuels).    8 Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).    9 Rail and road travel (2019, 2020): Switzerland only.    10 Paper produced from new fibers. FSC stands for Forest Stewardship Council, ECF for Elementary Chlorine Free and TCF for Totally Chlorine Free.    11 Refers to ISO 14064 and the “GHG Protocol Corporate Standard” (ghgprotocol.org), the international standards for GHG reporting: GHG emissions reported in metric tons of CO2e; scope 1 accounts for direct GHG emissions by UBS; scope 2 accounts for gross indirect GHG emissions associated with the generation of imported / purchased electricity (location-based reflects grid average emission factor, market-based reflects emission factors from contractual instruments), heat or steam; gross scope 3 accounts for other indirect GHG emissions associated with business travel, paper consumption and waste disposal.    12 GHG savings by consuming electricity from renewable sources    13 Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize GHG emissions from our business air travel.    14 GHG footprint equals total gross GHG emissions minus GHG reductions from renewable energy and CO2e offsets.

Appendix 4 – Environmental footprint

Environmental indicators per full-time employee	Unit	2021	Trend	2020	2019
Direct and intermediate energy	kWh / FTE	6,922	æ	7,596	8,081
Business travel	Pkm / FTE	227	â	3,749	6,670
Paper consumption	kg / FTE	50	â	66	78
Waste	kg / FTE	92	â	133	156
Water consumption	m3 / FTE	7.4	â	9.9	11.5
Greenhouse gas (GHG) footprint	t CO2e / FTE	0.41	â	1.06	1.51

Legend: FTE = full-time employee; kWh = kilowatt hour; Pkm = person kilometer; kg = kilogram; m3 = cubic meter; t = metric ton

Note: FTEs are calculated on an average basis including FTEs that were employed through third parties on short-term contracts.

Appendix 5 – Charitable contributions

Appendix 5 – Charitable contributions

Charitable contributions in 2021

UBS’s overall charitable contributions are measured using the industry-leading Business Investment for Societal Impact (B4SI) framework. This breaks down as follows.

Cash – Direct cash contributions from the firm, including support through its affiliated foundations in Switzerland and the UBS Foundation of Economics in Society at the University of Zurich, as well as contributions to UBS Optimus Foundation.1 This amounted to USD 58.8 million in 2021.

Employee time – The cost to UBS of the time that employees spend on community programs during working hours. This is calculated by multiplying the number of volunteer hours during working hours by the average hourly salary.

This was valued at USD 12.8 million in 2021. As explained in “UBS’s charitable contributions” in the “What” section of this report, volunteering hours increased in 2021 compared with 2020, but remain below 2019 levels, in light of the need to protect the health and welfare of staff and beneficiaries with the ongoing COVID-19 pandemic.

In-kind – Contributions of products, equipment, services and other non-cash items from the firm to communities. For UBS, this is primarily the cost of making our premises available to our partner charities for events. This amounted to USD 0.06 million in 2021, due to the ongoing closure of our premises in light of pandemic-related restrictions.

Management overheads – The cost associated with the firm’s community impact function, which amounted to USD 6.01 million in 2021.

We also categorize our contributions by motivation under the B4SI framework.2

Community investment – Long-term strategic involvement in community partnerships through our community impact program in the areas of education and entrepreneurship. Community investment amounted to USD 31.4 million in 2021.

Commercial initiative – Activities in the community that directly support the success of the company by promoting corporate brand identities, and other policies, in partnership with charities and community-based organizations. This includes our contributions to UBS Optimus Foundation. Commercial initiative amounted to USD 24.1 million in 2021.

Charitable gifts – Intermittent support to a wide range of good causes in response to the needs of and appeals from charitable and community organizations. This includes our programs to match employee donations and a proportion of community impact COVID-19 response. Charitable gifts amounted to USD 16.2 million in 2021.

Contributions by type (in USD million)	2021	2020
Cash contributions	58.79	83.18
Time contributions	12.85	8.34
In-kind contributions	0.06	0.03
Total	71.70	91.55
Management costs	6.01	5.91

Contributions by motivation (in USD million)	Cash	Time	In-kind	Total	% Motivation
Community investment	23.91	7.47	0.05	31.43	43.8%
Commercial initiative	24.10	0.00	0.00	24.10	33.6%
Charitable gift	10.79	5.38	0.01	16.18	22.6%
Total	58.79	12.85	0.06	71.70	100%
					100%

1 All cash contributions shown here are recognized on a cash rather than accrual basis. Separately, we recognize UBS Optimus Foundation contributions on an accrual basis, reflecting committed grants made in the reporting period. The cash contribution does not include contributions totaling USD 1.3 million that are required by law (in India and South Africa). This is consistent with B4SI methodology. Through mandatory contributions, an additional 1 million individual beneficiaries were reached but are not counted in our impact data.

2 Management costs are not included in the categorization by motivation under the B4SI framework.

Appendix 5 – Charitable contributions

B4SI depth of impact scale

The figure below explains how we measure the extent to which our support has benefited individuals (using the B4SI depth of impact scale).

Appendix 6 – Governance and policies

Appendix 6 – Governance and policies

Key policies and principles

Code of Conduct and Ethics

The Code of Conduct and Ethics of UBS (the Code) sets out the principles and commitments that define our ethical standards and the way we do business. By following it, we foster a culture where responsible behavior is ingrained in a way that protects our people, our reputation and our ability to create lasting value for our shareholders, clients and societies. We also ensure our practices are aligned with our purpose: “Reimagining the power of investing. Connecting people for a better world.” Itis what we expect from ourselves and from each other. It covers our dealings with clients, counterparties, shareholders, regulators, business partners and colleagues. And it is the basis for our policies, guidelines and procedures.

›    Refer to the full text of the Code below

Sustainability and climate risk policy framework

Our sustainability and climate risk (SCR) policy framework is embedded in our firm’s culture, applies firm-wide to relevant activities, including client and supplier relationships. It is integrated in management practices and control principles and overseen by senior management. Furthermore, it supports the transition to a net-zero future.

›    Refer to the full text of the SCR framework below

›    Refer to ubs.com/gri  for additional sustainability governance documents

Stewardship / voting rights

The stewardship policy of our Asset Management (AM) business division is our commitment to act as responsible stewards of assets held and managed on behalf of our clients. We recognize that clients expect us to ensure the alignment of our approach with their own investment beliefs, policies and guidelines. We have a strong interest in ensuring that the companies in which we invest on behalf of clients are successful, and through our stewardship activities we seek to encourage a high standard of corporate practices and develop a relationship with investee companies, as well as an understanding of mutual objectives and concerns. In addition, where clients of AM have delegated to us the discretion to exercise the voting rights for shares they beneficially own, we have a fiduciary duty to vote such shares in the clients’ best interests and in a manner that achieves the best economic outcome for their investments.

We maintain a comprehensive database of our meetings with companies and our voting activities. We review progress over time and follow up on issues identified. In the 12-month period ended 31 December 2021, we gave instructions (based on AM’s corporate governance principles) to vote on 117,373 separate resolutions at 12,244 company meetings, with 270 of these resolutions being directly related to environmental and social issues. Information on such resolutions and company meetings is provided in our proxy voting dashboard.

›    Refer to ubs.com/am-sustainability  and vds.issgovernance.com/vds/#/MjU0/  for more information and the proxy voting dashboard

In 2021, we have actively engaged with 295 companies on ESG issues. Of the total of 430 engagements, 243 included dialogue regarding environmental and social issues.

Combating financial crime

We have developed policies intended to prevent, detect and report money laundering, corruption and terrorist financing. These policies seek to protect the firm and our reputation from those who may be intending to use UBS to legitimize illicit assets.

›    Refer to “Combating financial crime” in the “How” section of this report for further information

Contributions (political, charitable and sponsorship)

UBS has appropriate policies on political donations in place, which set out the principles (including by referencing UBS’s anti-corruption standards) and approval processes for corporate political donations made on behalf of UBS or its entities.

UBS’s community interaction (i.e., charitable contributions and employee volunteering) is guided by a global policy that governs the responsibilities for community impact activities within UBS and represents the official guidelines for all employees to follow. It defines the governance, principles, responsibilities, focus themes, criteria (including on anti-corruption and anti-bribery), financial planning framework and due diligence requirements applicable to all community impact activities and all financial contributions to non-profit organizations and social enterprises made by UBS.

Our sponsorship activities are guided by a Group-wide governance document that describes how the UBS policy on brand and marketing should be implemented in sponsorship and events. The document clarifies roles and responsibilities (including as regards anti-corruption and anti-bribery), describes ways of working and is intended to ensure effective and efficient cooperation among the various stakeholders.

Appendix 6 – Governance and policies

Human resources policies

The Code is the basis for all of our human resource (HR) policies, guidelines and procedures, and it includes a commitment to protect the health and safety of employees and external staff. The firm has global and country-specific HR policies designed to ensure effective management practices, a strong culture and a safe and respectful working environment. An overarching global employment policy sets the minimum hiring and employment standards for all UBS locations. It provides a framework for fair, consistent and transparent treatment for our employees while taking into account local legal requirements, market best practices and shareholders’ interests. This policy is supplemented by employee handbooks that provide locally relevant information and resources. Along with the individual employment contract / offer letter, employee handbooks are the primary source of information for employees on the terms and conditions of employment and the HR programs, policies and procedures applicable to them.

›    Refer to “Grievances and whistleblowing protection, policies and procedures” in the “What” section of this report

Tax

Following the principles articulated in the Code, the UBS Group Tax Code of Practice establishes more detailed operating guidelines with respect to tax matters. The Tax Code of Practice delineates and describes five key principles that apply to tax matters across UBS Group. The UBS Group Tax Risk and Governance Policy establishes processes and procedures for the handling of all tax matters at UBS.

›    Refer to “Our approach to tax matters” at ubs.com/gri  for further information

Sustainability-related training and raising awareness

We regularly provide training and work to raise awareness among employees about the Code. All employees are required to confirm annually that they have read UBS’s key documents and policies, including the Code.

We actively engage in education and awareness raising for employees, staff, clients and our local communities on corporate responsibility and sustainability topics and issues. Through employee onboarding, education and broader awareness-raising activities, we ensure that our employees understand their responsibilities in complying with our policies and the importance of our societal commitments.

Better understanding of our firm’s sustainability goals and actions is promoted through a wide range of training and awareness-raising activities, as well as in our performance management process. For example, in 2021, a specialist training program on environmental and human rights topics (including sustainable finance) was provided to over 39,000 employees in front-office and support functions who deal directly with related aspects in every-day business processes. In addition, employee volunteering activities across all regions help raise awareness of Group Sustainability and Impact’s  varied initiatives along with the firm’s sustainability goals.

General information is published on our intranet and on our Group Sustainability and Impact internet site.

›    Refer to “Group Sustainability and Impact management indicators (including training numbers)” in Appendix 9 to this report

Appendix 6 – Governance and policies

Charter of the Corporate Culture and Responsibility Committee

Excerpt from The Organization Regulations of UBS Group AG (Annex B – Charter of the Committees of the Board)

7.1	In general

The CCRC supports the Board in its duties to safeguard and advance the Group’s reputation for responsible and sustainable conduct. Its function is forward-looking in that it monitors and reviews societal trends and transformational developments and assesses their potential relevance for the Group. In undertaking this assessment, it reviews stakeholder concerns and expectations pertaining to the societal performance of UBS and to the development of its corporate culture. The CCRC’s function also encompasses the monitoring of the current state and implementation of the programs and initiatives within the Group pertaining to corporate culture and corporate responsibility including sustainability.

7.2	Responsibilities and authorities

The CCRC’s responsibilities and authorities are to:

(i) General:

(a) monitor and advise the Board on current and emerging societal trends and developments of potential relevance for the Group;

(b) review and assess the current state and implementation of the corporate culture and corporate responsibility programs and initiatives within the Group; and

(c) monitor the consistent application of the behaviors of accountability with integrity, collaboration and innovation within UBS;

(ii) Frameworks and regulations:

(a) monitor and advise the Board on evolving external corporate culture and corporate responsibility regulations, standards and practices;

(b) conduct the annual review process for the Code of Conduct and Ethics of UBS and make proposals for amendments to the Board; and

(c) reaffirm UBS’s frameworks pertaining to the programs and initiatives outlined below on an annual basis;

(iii) Strategy:

(a) monitor the effectiveness of actions taken by UBS relating to the corporate culture and corporate responsibility regulations and policies, as well as the objectives of UBS;

(b) support the GEB, if required, in the adjustment of processes pertaining to corporate culture and corporate responsibility;

(c) approve Group Sustainability and Impact’s overall strategy and annual objectives;

(d) reaffirm the Group’s memberships in organizations, as well as commitments with a sustainability and/or impact topic focus, on an annual basis; and

(e) support a strong and responsible corporate culture firmly founded in a spirit of long-term thinking;

(iv) Programs and initiatives: oversee UBS’s corporate culture and corporate responsibility programs and initiatives, including:

(a) Group Sustainability and Impact;

(b) three keys to success;

(c) sustainable finance (including sustainable and impact investing);

(d) client and corporate philanthropy;

(e) environmental and social risk management;

(f) climate strategy (including net zero commitment);

(g) human rights (including modern slavery prevention);

(h) in-house environmental management;

(i) responsible supply chain management;

(j) diversity, equity and inclusion;

(k) client satisfaction;

(l) talent management;

(m) working environment; and

(n) other evolving initiatives;

(v) Reporting, communications and engagements:

(a) advise the Board on the reporting of the Group’s corporate culture and corporate responsibility strategy and activities;

(b) review and propose to the Board for approval the annual sustainability report including the relevant sections of the Group’s annual reporting;

(c) provide oversight of the annual sustainability report related disclosures and the sustainability disclosure assurance audit process; and

(d) monitor and review communications on corporate culture and corporate responsibility with stakeholders (including relevant organizations and sustainability rating and ranking bodies) and their effectiveness with regard to the reputation of the Group.

Appendix 6 – Governance and policies

Our Code of Conduct and Ethics

In this Code, the Board of Directors (the BoD) and the Group Executive Board (the GEB) set out the principles and commitments that define our ethical standards and the way we do business.

By following it, we foster a culture where responsible behavior is ingrained in a way that protects our people, our reputation and our ability to create lasting value for our shareholders, clients and societies. We also ensure our practices are aligned with our purpose: “Reimagining the power of investing. Connecting people for a better world.”

The Code is  reviewed  annually

The Code has the full backing of the BoD and the GEB. Every year, the BoD and the GEB conduct a review of our Code to ensure that developments key to our clients, employees and other stakeholders are reflected. Following our 2021 review, we’ve substantially revised the Code to reflect, in particular, our commitments toward: 1) our newly defined purpose; 2) our culture, including embedding an ethos of eradicating complexities through simplification; 3) our focus on clients and employees; 4) sustainability and impact; and 5) instilling agile innovation, so as to adapt and thrive on a relentless and ongoing basis.

The Code applies to everything and everyone

Like our purpose, our Code is owned by everyone at UBS. It’s what we expect from ourselves and from each other. It covers our dealings with clients, counterparties, shareholders, regulators, business partners and colleagues. And it’s the basis for our policies, guidelines and procedures.

Ignorance of the Code isn’t an option and therefore there is no excuse for violating it.

Of course, the Code can’t describe every possible situation. If you find yourself dealing with something unexpected, apply the Code’s ethical standards in your judgment and seek appropriate guidance.

Thank you for your engagement.

Axel A. Weber

Chairman of the Board of Directors

Ralph Hamers

Group Chief Executive Officer

Appendix 6 – Governance and policies

Creating the right culture and conduct

Culture

We are committed to maintaining a culture based on high ethical standards and accountability. Our already strong, inclusive culture is grounded in our three keys to success and we mobilize our workforce to do all we can to eradicate complexities.

For example, we don’t just follow laws and regulations – we do what is right based on our defined principles. This includes acting as one firm and increasing the ease of doing business through simplification and efficiency – for all of our internal and external stakeholders.

Fair dealing and fair and effective competition

We are committed to respecting the laws, rules and regulations that are designed to create a level playing field for all – including competition and antitrust laws. We act fairly, respectfully and honestly with everyone with whom we deal.

For example, we don’t distort or try to hide the facts or the truth. Nor do we use to our own advantage information that we’re not meant to have access to and we strictly prohibit collusion with peers.

Client relationships

We are committed to looking after our clients for the long term, by protecting all forms of vulnerabilities and earning their trust. We aim to deliver a client experience that’s personalized, on-time and seamless – taking client feedback seriously in everything we do.

For example, we don’t just make our products, services and interactions with or for clients relevant to clients, – we also ensure they are not detrimental to clients’ interests, regulations and laws. We connect our clients to people who will help them achieve their goals and handle their feedback with the utmost care and a sense of urgency.

Conflicts of interest

We are committed to holding ourselves accountable to identify and manage potential or perceived conflicts of interest – by raising and addressing them immediately.

For example, we don’t create or withhold disclosure of any actual or perceived conflict of interest that could harm our clients, undermine the integrity and efficiency of the financial markets, cause UBS to breach legal and / or regulatory obligations, and / or harm UBS’s reputation.

Behaving responsibly

Diversity and  equal  opportunity

We are committed to attracting and retaining people from different backgrounds, regardless of status, ethnicity, gender, gender identity, gender expression, nationality, age, ability, sexual orientation or religion. Our culture is based on welcoming, respecting and valuing all team members, and creating an environment where everyone has the opportunity to succeed.

For example, we don’t tolerate discrimination, bullying or harassment of any kind. And we encourage each other to speak up and report any concerns without fear of reprisals – such reports will be treated confidentially and investigated thoroughly.

Performance and professionalism

We are committed to balancing sustainable performance and appropriate risk-taking, including sound conduct and risk-management practices. In line with stakeholder expectations, this balanced approach protects our capital and reputation and enhances the quality of our financial results.

For example, we apply compensation principles reflecting a pay-for- performance approach. Evaluation of individual performance reflects both the what (contribution) and the how (behavior). We also factor in adherence with the Code, policies, regulations and laws.

Health and safety

We are committed to a working environment that protects the health, safety and well-being of all. We don’t do anything that may put anyone in danger or at the risk of harm. This includes the threat of unplanned disruptions or crises impacting business activities, processes and / or people – regardless of the reason.

For example, we don’t put our business needs or strategic initiatives above the health and well-being of people – clients, partners, shareholders or anyone else. We build and maintain innovative work places that allow employees to work efficiently and collaboratively. Our agile working arrangements, and our leave and benefit arrangements, are designed to support employees’ work and personal lives.

Laws, rules and regulations

Obeying the law

We are committed to obeying the laws, rules and regulations of the areas where we live, work and do business, and heeding our own governance framework, documents and policies.

For example, we don’t withhold or distort the truth, or mislead the authorities – we cooperate with our authoritative and legal bodies, being open and transparent in our dealings with them.

Cross-border business

We are committed to obeying all laws, rules and regulations, home and abroad, when providing cross-border banking or investment services and / or products – while communicating remotely with or traveling to prospects, clients or third parties.

For example, we don’t sell to, buy from, visit or deal with prospects and / or clients from outside our home country without understanding and adhering to the laws, rules and regulations that apply, as well as our own policies. This also includes adherence with licensing requirements, product restrictions and permanent establishment tax rules.

Fighting crime

We are committed to doing whatever we can to combat money laundering, corruption and terrorist financing – including adhering to global sanctions in line with jurisdictional authorities and our internal policies. We have rigorous systems in place and hold ourselves accountable for detecting, stopping and reporting money laundering matters, including terrorist financing.

For example, we don’t tolerate any form of corruption or bribery, including facilitating payments – nor do we offer or accept improper gifts or payments.

Appendix 6 – Governance and policies

Tax matters

We are committed to paying and reporting all taxes due from UBS. As required by jurisdictions, we accurately report information that relates to our own tax position and that of our clients and employees.

For example, we don’t help or advise our clients or any other party to avoid paying taxes owed or reporting income and gains. Nor do we support transactions where the tax outcome is dependent on unrealistic assumptions or the hiding of facts. We also don’t contract with third parties that provide services for us or on our behalf where those acts help others avoid taxes owed.

Sharing, using and storing information

Client confidentiality and management of data and assets

We are committed to safeguarding the information clients have shared with us, protecting all forms of data, information and assets and only using them in an ethical way. Our principles, standards and procedures are designed to prevent data from being tampered with, seen or used by the wrong people, stolen, lost or destroyed. And they guide us in how we use data and information, as well as how we develop and deploy technological solutions.

For example, we don’t share our clients’ details with anyone outside of our firm unless we have their permission to do so – or where we have a legal duty to share it with the relevant authorities. And, even within our firm, we only share clients’ details with colleagues on a ‘need-to-know’ basis – and in line with jurisdictional laws, rules and regulations. We also don’t use data and information in ways that could harm our clients, employees, the public or the markets.

Reporting and information sharing

We are committed to ensuring that any information we share or report is accurate, relevant and easy to understand, in line with laws, regulatory requirements and best practice. This includes the robust preparation and fair representation of consolidated financial statements according to International Financial Reporting Standards.

For example, our independent external auditors express an opinion, based on their audit work, on our internal controls over financial reporting, as well as on the financial statements themselves.

Inside information

We are committed to making every effort to find out if information is inside information (material information that isn’t public), and only share such information on a need-to-know basis. That applies to people inside and outside of our firm, in line with our internal procedures, as well as relevant laws, rules and regulations.

For example, we don’t engage in or assist clients to engage in any form of improper market conduct including insider dealing, market manipulation or anticompetitive behavior.

Sustainability and social impact

We are committed to acting with the long term in mind and creating value for clients, employees and shareholders. We aspire to do our part to create a fairer, more prosperous society, championing a healthier environment and addressing inequalities at their root. This ethos underpins our purpose and is in line with our external commitments, such as our pledge to progress against the Sustainable Development Goals.

For example, we aim to only develop products, offer our advice, and conduct business in a way that reflects our high standards in order to avoid any negative impact on our world and the society.

Disciplinary procedures

We are committed to incentivizing the right behavior by establishing reward principles and internal control frameworks to support adherence with internal and external standards, and policies, laws, rules and regulations. Anyone who breaches these will face consequences – up to, and including, dismissal. This may not only include the person who broke the rules but also their line manager and anyone who knew about it but did not escalate the matter.

For example, we don’t condone or protect actions amounting to criminal behavior – and will not hesitate to bring it to the attention of the relevant authorities.

Upholding the Code

We are committed to living up to this Code at all times.

For example, we will not accept excuses for breaking the Code – whether for profit, convenience, competitive advantage or because a client or someone else asked us to.

Changes to the Code

We are committed to regularly reviewing and communicating changes to the Code to ensure it continues to reflect UBS’s principles and standards, and is consistent with applicable law.

Affirmation process

Each of us declares that we have read and affirmed our awareness of the Code, as part of our annual affirmation process.

Speak up

We are committed to escalating any potential issues and violations to our line managers and control functions. These can be escalated in line with UBS’s escalation framework. Alternatively, concerns may be raised confidentially and if preferred, anonymously via our internal whistleblowing channels at goto/speakup.

For example, we do not tolerate any form of retaliation or discrimination against employees for disclosing information relating to a concern that the employee reasonably believes constitutes an actual or likely violation of laws, regulations, rules, the Code, policies or procedures.

Questions about the Code

Any questions or feedback about any part of this Code can be sent to cr@ubs.com

Appendix 6 – Governance and policies

Sustainability and climate risk policy framework

Our comprehensive and long-standing sustainability and climate risk

(SCR) policy framework is embedded in the firm’s culture and:

–       applies firm-wide to relevant activities, including client and supplier relationships;

–       is integrated in management practices and control principles and overseen by senior management; and

–       supports transition toward a net-zero future.

Introduction

UBS’s commitment to sustainability is central to our purpose and we focus our efforts on the planet, people and partnerships. We want to be the financial provider of choice for clients who wish to mobilize capital toward the achievement of the 17 UN Sustainable Development Goals and the orderly transition to a low-carbon economy. We have set ourselves the goal to achieve net-zero greenhouse gas emissions resulting from all aspects (scopes 1, 2 and 3) of our business by 2050, with intermediate milestones established to ensure progress. Our commitment to sustainability is embedded in our firm’s Code of Conduct and Ethics and in our sustainability and impact strategy.

At UBS, Sustainability and climate risk (SCR) is defined as the risk that UBS is negatively impacted by or negatively impacts climate change, loss of biodiversity, human rights infringements, and other environmental, social and governance matters. Climate risks can arise from either changing climate conditions (physical risks) or from efforts to mitigate climate change (transition risks).

SCR may manifest as credit, market, liquidity and operational risks for UBS, resulting in potential adverse financial, liability and reputation impacts. They may also negatively impact the value of investments.

Our principles and standards apply to all relevant aspects of our business and the ways in which we engage with our stakeholders. Our Code of Conduct and Ethics guides our approach to corporate responsibility. Our work in key societal areas such as protecting the environment and respecting human rights are part of this. Living up to our societal responsibilities contributes to the wider goal of sustainable development. As a global firm, we take responsibility for leading the debate on important societal topics, contribute to the setting of standards and collaborate in and beyond our industry.

Managing SCR is a key component of our corporate responsibility. We apply an SCR policy framework to all relevant activities. This helps us identify and manage potential adverse impacts on the climate, environment and to human rights, as well as the associated risks affecting our clients and us. We have set standards for product development, investments, financing and supply chain management decisions. We have identified certain controversial activities we will not engage in, and certain areas of concern where we will only engage in under stringent criteria. As part of this process, we are committed to engaging with clients and suppliers to better understand their processes and policies and to explore how climate, environmental and human rights related risks and impacts may be mitigated.

Our commitment

Our commitment to sustainability starts with our purpose. We know finance has a powerful influence on the world. At UBS, we reimagine the power of people and investment, to help create a better world for everyone: a fairer society, a more prosperous economy and a healthier environment. That is why we partner with our clients to help them mobilize their capital toward a more sustainable world. It is why we have put sustainability at the heart of our own business, too. To help us maximize our impact and direct capital to where it is needed most, we are focusing on three key areas to drive the sustainability transition: planet, people, partnerships.

Thirty years ago, in 1992 UBS was one of the first financial institutions to sign the United Nations’ Environment Programme bank declaration (the UNEP FI). We were also among the first companies to endorse the UN Global Compact in 2000 and, in the same year, our firm was a founding member of the Wolfsberg Group of banks, which was originally set up to promote good practice in combatting money laundering. In 2002, we were an original signatory of the CDP.

In 2011, our firm was a driving force behind the establishment of the Thun Group of Banks, which has, in the meantime, published two discussion papers that seek to establish a framework to facilitate the identification of the key challenges and best practice examples for the banking sector’s implementation of the UN Guiding Principles on Business and Human Rights (the UNGPs).

In 2014, we endorsed the Banking Environment Initiative’s and Consumer Goods Forum’s “Soft Commodities” Compact, which reconfirms our commitment to developing and implementing responsible business standards.

In 2019, we became a founding signatory of the UN Principles for Responsible Banking (the PRB). The PRB constitute a comprehensive framework for the integration of sustainability across banks. They define accountabilities and require each bank to set, publish and work toward ambitious targets.

Progress made in implementing Group Sustainability and Impact objectives is reported as part of UBS’s annual reporting. This reporting is reviewed and assured  externally  according to the  requirements of the Global Reporting Initiative’s (GRI) Sustainability Reporting Guideline. UBS is certified according to ISO 14001, the international environmental  management  standard.

›    Refer to Appendix 7 of this report for an overview of our external commitments and memberships

Climate change

Climate change is one of the most significant challenges of our time. The world’s key environmental and social challenges – such as population growth, energy security, loss of biodiversity and access to drinking water and food – are all closely intertwined with climate change. This makes the transition to a low-carbon economy vital.

We support this transition through our comprehensive climate strategy, which covers two main areas: managing climate-related financial risks, and taking action on a net-zero future. Underpinning these two main areas are four strategic pillars: protecting our clients’ assets; protecting our own assets; mobilizing private and institutional capital; and reducing our direct climate impact.

UBS became a founding member of the Task Force on Climate-related Financial Disclosures (the TCFD) in 2015, we continue to support the TCFD development with formal representation in the Task Force since 2016. We became a founding member of the Net Zero Asset Managers initiative in 2020 and a founding member of the Net-Zero Banking Alliance in 2021.

›    Refer to the “What” section of this report for our full climate report, including details on our net-zero implementation

Forests and biodiversity

We seek to promote nature and biodiversity, focusing on key stakeholder groups (clients, vendors, employees and society at large). Deforestation and forest  degradation can cause loss of biodiversity.  As  approximately  80% of  the world’s  documented species are  found  in  tropical rainforests,  deforestation will  impact global biodiversity.5 Approximately 25% of global greenhouse gas emissions come from the land sector, which is the second largest source of emissions after the energy sector. Around half of these emissions comes from deforestation and forest degradation.6

Worldwide, it is estimated that more than half of forest loss is due to conversion of forest into cropland, whereas raising of livestock is responsible for almost 40%  of forest loss.7   It  is further estimated that almost 50%  of all recent tropical deforestation is  due to  illegal commercial agriculture activities and timber plantations.8 In human  terms,  millions  of  people rely directly on forests (small-scale agriculture, hunting and gathering, and harvesting forest products such as rubber). Yet deforestation continues to  cause severe societal problems, sometimes leading to violent conflicts.

Recognizing these risks, we:

–     Became member of the Responsible Roundtable on Sustainable Palm Oil (the RSPO) in 2012 (RSPO certification is a guarantee that palm oil production is sustainable. Accredited certified bodies perform extensive reviews on palm oil producers to ensure strict compliance with RSPO Principles & Criteria for Sustainable Palm Oil Production).

–     Endorsed the Banking Environment Initiative’s and Consumer Goods Forum’s “Soft Commodities” Compact. In doing so, we aim to support the transformation of soft commodity supply chains by expecting producers to be committed to achieving full certification according to applicable sustainability certification schemes, such as the RSPO. We acknowledge that acquiring land without adequate consultation, compensation and consideration of customary land rights (commonly referred to as land grabbing) can significantly impact local communities, often smallholders who primarily rely on subsistence farming to sustain their livelihood.

–     Have identified and will not engage in certain activities that contribute to deforestation and its related impacts (see the subsequent “Controversial activities – where UBS will not do business” and “Areas of concern – where UBS will only do business under stringent criteria” sections).

–     Published our biodiversity statement, showing UBS’s approach to protecting biodiversity and ecosystems across all of our activities globally.

›    Refer to our Biodiversity Statement at ubs.com/gri  to learn more about UBS’s approach to protecting biodiversity

Human rights

UBS is committed to respecting human rights, as set out in the UNGPs, in our business activities. We believe this is a responsible approach underlining our desire to reduce, as far as possible, potentially negative impacts on society. Our commitment in this important area is long standing. In  2000,  UBS was  among the first companies  that  pledged to  adhere  to  the UN Global Compact Principles, including on human rights. The principles of  the Global Compact, today the largest corporate responsibility initiative globally, stem from the Universal Declaration of Human Rights, the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work, the Rio Declaration on Environment and Development, and the UN Convention Against Corruption.

The United Nations took a significant step in 2011 by endorsing the UNGPs. At this point, UBS came together with other banks and formed the Thun Group of Banks to jointly consider these developments and to share experiences regarding the implementation of the UNGPs. To this end, the Thun Group of Banks has published two discussion papers on the banking sector’s implementation of the UNGPs. The second paper, for example, focused on the proactive agenda of the Organization for Economic Co-operation and Development (the OECD) on Responsible Business Conduct and in particular the OECD’s 2019 guidance on due diligence for Responsible Business Conduct in General Corporate Lending and Securities Underwriting. UBS is a member of the Advisory Group to the OECD.

Recognizing our commitment to promoting human rights, we:

–     established a UBS Position on human rights in 2006, and have been regularly updating the UBS Human Rights Statement;

–     will not engage in commercial activities that make use of child labor and forced labor, or that infringe the rights of indigenous peoples (see the subsequent section titled “Controversial activities – where UBS will not do business”); and

–     will continue our work internally, and externally with the Thun Group of Banks and the OECD, to understand how best to implement the UNGPs across our operations

›    Refer to our Human Rights Statement at ubs.com/gri  to learn more about UBS’s commitment to respecting human rights

5 For more information refer to iucn.org/resources/issues-briefs/forests-and-climate-change.

6 For more information refer to iucn.org/resources/issues-briefs/forests-and-climate-change.

7 For more information refer to fao.org/newsroom/detail/cop26-agricultural-expansion-drives-almost-90-percent-of-global-deforestation/en.

8 For more information refer to https://www.gov.uk/government/news/government-sets-out-world-leading-new-measures-to-protect-rainforests.

Appendix 6 – Governance and policies

Our standards

UBS has  set standards in  product development, investments, financing  and supply chain  management  decisions. These include  the stipulation of  controversial  activities and other areas of  concern  UBS will  not  engage in,  or will  only engage in  under stringent criteria.

Controversial activities – where UBS will not do business

UBS will  not  knowingly provide financial  or advisory  services  to  clients whose primary business activity, or where the proposed transaction, is  associated with severe environmental or social damage  to  or through  use of:

–     World heritage sites as classified by the United Nations Educational, Scientific and Cultural Organization (UNESCO);

–     Wetlands on the Ramsar list;

–     Endangered species of wild flora and fauna listed in Appendix 1 of the Convention on International Trade in Endangered Species;

–     High conservation value forests as defined by the six categories of the Forest Stewardship Council (FSC)

–     Illegal fire: uncontrolled and / or illegal use of fire for land clearance;

–     Illegal logging including purchase of illegally harvested timber (logs or roundwood);

–     Child labor according to ILO Conventions 138 (minimum age) and 182 (worst forms);

–     Forced labor according to ILO Convention 29; and

–     Indigenous peoples’ rights in accordance with IFC Performance Standard 7.

The same standards apply when UBS purchases goods or services from suppliers.

In addition, UBS does not directly or indirectly finance the development, production or purchase of controversial weapons of such companies determined to fall within the “Swiss Federal Act on War Materials.”

On the topic of cluster munitions and anti-personnel mines: UBS does not provide credit facilities to, nor conduct capital market transactions for, companies that are involved in the development, production or purchase of cluster munitions and anti-personnel mines. UBS does not include securities of affected companies in its actively managed retail and institutional funds and in discretionary mandates. UBS draws upon external expertise to decide whether a company is subject to the restrictions imposed by Swiss law.

Areas of concern – where UBS will only do business under stringent criteria

Specific guidelines and assessment criteria apply to transactions with corporate clients engaged in the areas of concern listed below. The guidelines and assessment criteria apply to loans, trade finance, direct investments in real estate and infrastructure, securities and loan underwriting transactions, and investment banking advisory assignments.

Transactions in the areas listed below trigger an enhanced due diligence and approval process. In addition to the assessment of regulatory compliance and adherence to UBS’s controversial activities standards, as well as consideration of past and present environmental and human rights performance and concerns of stakeholder groups, these transactions require an assessment of the following criteria:

Appendix 6 – Governance and policies

Soft commodities
Palm oil

–      Companies must be a member of the RSPO and not subject to any unresolved public criticism from the RSPO.

–      Companies must further have some level of mill or plantation certification and be publicly committed to achieving full certification (evidence must be available).

–      Companies must also be committed to “No Deforestation, No Peat and No Exploitation” (NDPE).

Soy

–      Companies producing soy in markets at high risk of tropical deforestation must be a member of the Roundtable on Responsible Soy (the RTRS), or must apply a similar standard such as Proterra, International Sustainability & Carbon Certification (ISCC) or Cefetra Certified Responsible Soya (CRS), and not be subject to any unresolved public criticism from these standards.

–      When a company is not certified, it must credibly commit to RTRS or a similar standard, providing a robust time-bound plan or demonstrate a credible commitment toward an equivalent standard, to be independently verified.

Timber

–      Companies producing timber in markets at high risk of tropical deforestation must seek to achieve full certification of their production according to the Forest Stewardship Council (the FSC) or a national scheme endorsed against the 2010 Programme for the Endorsement of Forest Certification (PEFC) meta standard for timber products.

–      Companies must also have fire prevention, monitoring and suppression measures in place.

Fish and seafood	– Companies producing, processing or trading fish and seafood must provide credible evidence of no illegal, unreported and unregulated fishing (IUU) in their own production and supply chain.
Power generation
Coal-fired power plants (CFPP)

–      We do not provide project-level finance for new coal-fired power plants globally and only support financing transactions of existing coal-fired operators (>20% coal reliance) if they have a transition strategy that aligns with the goals of the Paris Agreement or if the transaction is related to renewable energy or clean technology.

Large dams	– Transactions directly related to large dams include an assessment against the recommendations made by the International Hydropower Sustainability Assessment Protocol.
Nuclear power

–      Transactions directly related to the construction of new, or the upgrading of existing nuclear power plants include an assessment on whether the country of domicile of the client / operation has ratified the Treaty on the Non-Proliferation of Nuclear Weapons.

Extractives
Arctic oil and oil sands

–      We do not provide financing where the stated use of proceeds is for new offshore oil projects in the Arctic or greenfield[1] oil sands projects, and only provide financing to companies with significant reserves or production in arctic oil and / or oil sands (>20% of reserves or production) if they have a transition strategy that aligns with the goals of the Paris Agreement or if the transaction is related to renewable energy or clean technology.

Coal mining and mountain top removal (MTR)

–      We do not provide financing where the stated use of proceeds is for greenfield[1] thermal coal mines and do not provide financing to coal-mining companies engaged in mountain top removal (MTR) operations.

–      We only provide financing to existing thermal coal-mining companies (>20% of revenues) if they have a transition strategy that aligns with the goals of the Paris Agreement, or if the transaction is related to renewable energy or clean technology.

Liquefied natural gas (LNG)

–      Transactions directly related to LNG infrastructure assets are subject to enhanced SCR due diligence considering relevant factors such as management of methane leaks and the company’s past and present environmental and social performance.

Ultra-deepwater drilling

–      Transactions directly related to ultra-deepwater drilling assets are subject to enhanced SCR due diligence considering relevant factors such as environmental impact analysis, spill prevention and response plans, and the company’s past and present environmental and social performance.

Hydraulic fracturing

–      Transactions with companies that practice hydraulic fracturing in environmentally and socially sensitive areas are assessed against their commitment to and certification of voluntary standards, such as the American Petroleum Institute’s documents and standards for hydraulic fracturing.

Precious metals

–      Transactions directly related to precious metals assets that have a controversial SCR track record are assessed against the client’s commitment to and certification of voluntary standards, such as the International Council on Mining and Metals’ (the ICMM) International Cyanide Management Code (ICMC).

Diamonds

–      Transactions with companies that mine and trade rough diamonds are assessed on the client’s commitment to and certification of voluntary standards, such as the ICMM, and rough diamonds must be certified under the Kimberley Process.

1 Greenfield means a new mine / well or an expansion of an existing mine / well that results in a material increase in existing production capacity.

Appendix 6 – Governance and policies

SCR framework

UBS annually performs a sustainability and climate risk materiality assessment of its products, services and supply chain (in accordance with the ISO 14001 standard and UBS’s Risk Control Self-Assessment). Products, services and activities deemed as having high risk are subject to the following framework.

(1) Risk identification and measurement: the materiality of sustainability and climate risks to which UBS is exposed to are assessed using the firm’s risk identification framework as part of the risk inventory process. Climate risks are identified with heatmaps that rate cross-sectoral credit risk exposure to climate sensitivity, from high to low, through a risk segmentation process. In addition, climate risks are assessed by using climate scenario analysis and stress tests exercises to understand the short-, medium- and long-term financial risks to the business model stemming from climate change.

(2) Risk monitoring and appetite setting: UBS’s exposures to high- and medium-risk sectors, changes in regulations, and emerging sustainability risks are monitored, and the Group Executive Board reviews and adjusts the risk appetite standards when it sees fit.

(3) Risk management and control: standard financial and non-financial risk processes ensure that material sustainability and climate risks are identified, assessed, approved and escalated in a timely manner. These processes are applied in client onboarding, transaction due diligence, product development and supply chain management.

(4) Risk reporting: key sustainability and climate risk considerations are included in periodic risk reporting at legal entity, divisional and Group levels.

Standard financial and non-financial risk processes ensure that material sustainability and climate risks are identified, assessed, approved and escalated in a timely manner. These include controls during client onboarding, transaction due diligence and product development and as part of the investment decision processes, own operations, supply chain management, and portfolio reviews

Governance

In view of the many sustainability and climate-related challenges globally, these topics will continue to increase in relevance for banks. These developments therefore require regular and critical assessment of our policies and practices, based on an accurate monitoring and analysis of societal topics of potential relevance to UBS.

The management of SCR is steered at the GEB level. Reporting to the Group CEO, the Group Chief Risk Officer is responsible for the development and implementation of control principles and an appropriate independent control framework for SCR within UBS, and its integration into the firm’s overall risk management and risk appetite frameworks. The Chief Risk Officer (the CRO) for Sustainability supports the GEB by providing leadership on sustainability in collaboration with business divisions and Group Functions.

Integration in financial and non-financial processes

–     Client onboarding: Potential clients are assessed for sustainability and climate risks associated with their business activities as part of UBS’s Know-your-client processes.

–     Transaction due diligence: Sustainability and climate risks are identified and assessed as part of standard transaction due diligence and decision-making processes.

–     Product development and investment decision processes: New financial products and services are reviewed before their launch in order to assess their compatibility and consistency with UBS’s environmental and human rights standards. Sustainability and climate risks are also considered where relevant as part of the firm’s overall ESG approach to investment decision processes and when exercising ownership rights, such as proxy voting, and engagement with the management of investee entities.

–     Own operations: Our operational activities and employees, and contractors working on UBS’s premises, are assessed for compliance with relevant environmental, health and safety, and labor rights regulations.

–     Supply chain management: Sustainability and climate risks are assessed when selecting and dealing with suppliers. UBS also evaluates goods and services that pose potential environmental, labor and human rights risks during life cycle (production, usage and disposal) as part of its purchasing processes.

–     Portfolio review: At the portfolio level, we regularly review sensitive sectors and activities prone to bearing sustainability and climate-related risks. We assess client exposure and revenue in such sectors and attempt to benchmark the portfolio quality against regional and / or sector averages. Such portfolio reviews give us an accurate aggregated exposure profile and an enhanced insight into our transaction and client onboarding processes. Based on the outcome of these reviews, we can explore ways to improve the future portfolio profile along a range of risk parameters.

Clients, transactions or suppliers potentially in breach of our standards, or otherwise subject to significant climate, environmental and human rights controversies, are referred to our SCR unit, which approves or rejects the cases after assessing their compliance with the firm’s risk appetite standards. Advanced data analytics on companies associated with such risks is integrated into the web-based compliance tool used by our staff before they enter into a client or supplier relationship, or a transaction. The systematic nature of this tool significantly enhances our ability to identify potential risk.

In 2021, 2,919 referrals were assessed by our SCR unit, of which 100 were rejected or not pursued, 384 were approved with qualifications and 72 were pending. The overall number of SCR referrals increased by 35% compared with 2020, primarily driven by portfolio reviews conducted in the context of UBS net-zero commitment.

–

Appendix 6 – Governance and policies

Sustainability and climate risk assessments
	For the year ended			% change from
	31.12.21	31.12.20	31.12.19	31.12.20
Cases referred for assessment[1]	2,919	2,168	1,889	35
by region
Americas	496	373	248	33
Asia Pacific	631	551	479	15
Europe, Middle East and Africa (excluding Switzerland)	556	223	282	49
Switzerland	1,236	1021	880	21
by business division
Global Wealth Management	278	170	199	64
Personal & Corporate Banking	1,345	933	801	44
Asset Management	24	56	4	(43)
Investment Bank	1,162	977	849	19
Group Functions[2]	110	32	36	44
by sector
Agribusiness[3]	235	244	197	(6)
Chemicals[4]	104	71	61	47
Financial[5]	947	747	722	27
Infrastructure[6]	146	95	82	54
Metals and mining	236	228	200	7
Oil and gas	159	216	150	(26)
Technology[7]	205	140	105	46
Transport	68	52	40	31
Utilities	197	144	108	37
Other[8]	622	231	224	69
by outcome[9]
approved[10]	1,983	1,689	1,473	17
approved with qualifications[11]	384	344	308	12
rejected or not further pursued[12]	100	117	108	(15)
pending[13]	72	9	0	700
assessed[14]	380	0	0	0

1 Transactions and client onboarding requests referred to the SCR function.     2 Relates to procurement / sourcing of products and services.    3  Includes, e.g., companies producing or processing fish and seafood, forestry products, biofuels, food and beverage.    4 Includes e.g. chemical and pharmaceutical companies.    5  Includes, e.g., banks, commodity traders, investments and equity firms.     6  Includes e.g., real estate and construction and engineering companies.    7 Includes technology and telecom companies.    8  Includes, e.g., aerospace and defense, general industrials, retail and wholesale.    9  "By outcome" 2021 data is from 26.1.2022     10  Client / transaction / supplier subject to an SCR assessment and approved with qualifications. Qualifications may include ring-fencing of certain assets, conditions toward client / supplier or internal recommendations.    11 Client / transaction / supplier subject to an SCR assessment and approved with qualifications. Qualifications may include ring-fencing of certain assets, conditions toward client / supplier or internal recommendations.    12  Client / transaction / supplier subject to an SCR assessment and rejected or not further pursued.    13  Decision pending. Except for few cases still in progress from 2021 and 2020, all 2019 pending cases have been closed and reallocated to the other outcome categories.      14  Assessed companies related to portfolio reviews.

Appendix 6 – Governance and policies

Case studies on the management of sustainability and climate risks

Case study 1. Addressing SCR in trade finance and commodity trade finance

Why is addressing SCR in trade finance relevant?

Trade finance supports a high portion of world trade, playing a central role in facilitating the global trade of raw commodities and other goods. Commercial banks help importers, exporters and traders (for commodities) to secure or finance international transactions. Trade may be exposed to heightened environmental and social risks, especially when linked with extraction of raw commodities and / or specific projects. Depending on the type of trade, such risks may arise for the producer, the exporter and / or the importer of traded goods – as well as for the bank providing the financing.

What do we do?

UBS enables buyers, sellers and traders to successfully trade goods and commodities by securing and financing transactions through a variety of financial instruments. For example, in commodity trade finance, UBS offers structured, short- to mid-term loans that finance deals trading metals, energy and soft commodities between producers and end users. Recognizing the role that UBS plays in facilitating and growing global trade, UBS applies its sustainability and climate risk framework in the context of individual transactions and supports clients in their transition to net zero.

How do we implement the sustainability and climate risk framework in trade finance, commodity trade finance?

SCR controls are part of the standard transaction due diligence processes. Based on our daily feed into the standard compliance tool, every transaction is checked for SCR. We use a risk-based approach. This means that for commodity trade finance we focus on the originator of the commodity. For trade finance we focus on the counterparty and on projects that will use the goods involved, for example machinery produced by our clients in Switzerland. This means we apply checks beyond our clients on all relevant counterparties in a transaction. We may ask additional questions to clarify the origin, or the final use, of the goods and we may approve or reject. With a fast-moving underlying business (same-day in and out), additional in-depth due diligence is limited on a transactional level. It is, however, possible to perform enhanced due diligence during onboarding of prospects, periodic know-your-client reviews and separate deep-dive reviews in between transactions, which provide the opportunity for client engagement and are conducted before starting to work with a trader / client and on a periodic and ongoing basis.

Case study 2. Climate risks in financing electric utilities

What are the climate risks associated with electric utilities?

According to the International Energy Agency, approximately 35% of global power generation today is coal fired. As the world transitions to a low-carbon economy, reliance on coal-fired power generation will reduce significantly, eventually to 0%. Risks embedded in this transition are found with clients that have a significant reliance on coal-fired power plants in their own asset portfolios.

What do we do?

We are supporting the utility sector in providing solutions that are in line with a sustainable development pathway. Recognizing the climate implications created by the extraction and burning of coal, we are committed to not providing project-level financing for new coal-fired power plants globally and only supporting financing transactions of existing coal-fired operators that have less than 20% of coal reliance or operators that have a transition strategy in place that aligns with a pathway under the Paris Agreement, or if the transaction is related to renewable energy.

How do we execute our commitment when financing electric utilities?

SCR controls are part of our standard transaction due diligence processes. Utilities are screened for exposure to coal-fired power plants. Where a client or related entity has coal-fired power plants in their portfolio, we first determine the current and future asset base of the client, by megawatt capacity of the various fuel types in the client’s power generation portfolio (e.g., nuclear, natural gas, coal and renewables). This is determined through desk research, third-party specialty databases and engaging with the client in question. We then benchmark the coal reduction trajectory against the Paris Agreement-aligned benchmarks for host countries, as determined by our third-party environmental, social and corporate governance data partner. The rates are then compared to determine if the client’s forward-looking strategy meets our Paris Agreement-aligned commitment.

Appendix 6 – Governance and policies

Case study 3. Non-compliance with the standards of the Roundtable on Sustainable Palm Oil (RSPO)

Why is palm oil such a hot topic?

It is estimated that more than 50% of tropical deforestation is due to the production of palm oil, soy, timber and beef. Deforestation and forest degradation can cause biodiversity to decline. Deforestation is, in fact, second only to the energy sector as a source of global greenhouse gas emissions and accounts for up to 20% of global emissions. Furthermore, as millions of people rely directly on forests, deforestation continues to cause severe societal problems, sometimes leading to violent conflict.

What do we do?

Before doing business with any company involved in palm oil production or trading, our experts for sustainability and climate risk inquire how the company manages environmental and social challenges in its palm oil operations, as required by UBS’s standards for palm oil production. Due diligence depends on the client and the type of transaction that UBS is confronted with. For example, when it comes to lending, trade finance, underwriting or investment banking advisory mandates, due diligence may involve desk research and interaction with the companies, external experts, as well as global and local non-governmental organizations. Depending on the results, this can lead to a variety of actions, from requesting the client to certify its production or trading processes against the standards of the RSPO to declining to do business with the client.

How did our SCR approach impact a particular case?

UBS negotiated the commencement of a relationship with a corporate client whose activities also included the palm oil business. At that point, the corporate entity was not a member of the RSPO, which is a requirement under the respective UBS standard. UBS therefore agreed to a conditional onboarding of the corporate entity under the condition that it adhered to the RSPO within a predefined time period. After the agreed period had passed without the client taking the necessary steps, UBS exited the relationship.

Case study 4. Applying soy standards

Why is soy an important topic?

Global trade and production of soy does not only impact biodiversity, but also contributes to climate change through the generation of greenhouse gases attributed to deforestation. The leading soy-producing countries are the United States, Brazil and Argentina. Their combined soy production accounts for about 80% of the world’s supply. Soybean is Brazil’s most significant exported commodity by value, and concerns have been raised on the extent to which it is behind deforestation in the Amazon and Cerrado Biomes regions. In 2011, UBS developed SCR standards for palm oil, timber and soy to address these growing concerns around banks’ involvement in financing of agricultural and forestry products that may be contributing to deforestation. UBS’s SCR framework has been aligned with pertinent industry certification standards on soy production.

What do we do?

Before engaging in a client relationship with any company significantly involved in soy production and / or trading our team of sustainability and climate risk experts evaluates the company and its practices. The SCR team checks if a company has certified its production and supply chain under any of the recognized standards (Roundtable on Responsible Soy, or a similar standard, such as Proterra, International Sustainability & Carbon Certification, Cefetra Certified Responsible Soya) and how a company manages sustainability matters in its processes. If no certification or only partial certification is in place, an external third-party assessment is necessary in order to identify gaps in the company’s processes compared with one of the recognized certifications. Based on the output of this assessment and commitments made by the company, the SCR team will approve, reject or escalate the transaction.

How did UBS approach a particular case?

UBS performed an in-depth due diligence assessment of a company’s sustainability policies, in accordance with UBS global soy standard. During the due diligence process, an independent third-party expert was involved to carry out a deep dive analysis in the company’s sustainability practices. Based on the final report from the external consultant, UBS made a number of recommendations to the company. The company’s board then approved a robust timeframe and action plan. Through this engagement, it was possible to enter in a client relationship while ensuring appropriate risk management and alignment with the UBS soy standard. The engagement is an example of a partnership where our engagement had a positive impact on a client’s soy management processes.

Appendix 6 – Governance and policies

Case study 5. Non-compliance with UBS controversial activities standards in oil and gas trade financing

What are the impacts associated with oil and gas exploration and production (E&P) in protected areas?

Oil and gas E&P activities in protected areas such as high conservation value forests as defined by the six categories of the Forestry Stewardship Council or UNESCO World Heritage Sites may have a variety of environmental and social impacts. These can include impact on species and critical ecosystems, biodiversity and indigenous peoples, due to potential contamination or destruction of natural habitats, deforestation and erosion. The infringement upon indigenous peoples’ rights, as recognized by International Finance Corporation Performance Standard 7, may materialize in the loss of identity, culture, natural resource-based livelihoods and lands without free, prior, and informed consent (FPIC) of the affected communities of indigenous peoples.

What do we do?

In line with the United Nations Guiding Principles on Business and Human Rights and the OECD Guidelines for Multinational Enterprises, our SCR experts perform standard risk-based due diligence to identify potential non-compliance with UBS controversial activities standards. In addition to the daily feed into the standard compliance tool, the SCR due diligence factors include different data sources, such as public information, third-party specialty databases and information sourced from client engagement (or in some cases through engagement with civil society groups and potentially affected communities). We maintain a constant dialogue with numerous stakeholders, such as non-governmental organizations, to assist us with considering and applying our approach to, and understanding of, societal issues and concerns, such as in the case of E&P of oil and gas in sensitive areas.

How does our SCR approach impact a particular case?

Recognizing the severe climate, environmental and social impacts resulting from E&P of oil and gas in protected areas as defined in our controversial activities standards or in violation of indigenous peoples’ rights, we do not engage in financing trade activities where the origin of the oil and gas is verifiably associated with breaches of our mentioned standards.

Case Study 6: Non-compliance with UBS controversial activities standards in the Southeast Asian manufacturing industry

What are the SCR issues commonly associated with Southeast Asian manufacturing industry?

The International Labor Organisation (the ILO) estimated in 2017 there were 163.8 million migrant workers in the world, of which the countries of Asia and the Pacific host 20.4%.1 Poor governance and implementation of labor laws and policies in the Asian manufacturing industry may potentially lead to marginalization of migrant workers and in some instances, forced labor. According to the ILO, forced labor takes many forms, including debt bondage, trafficking and other forms of modern slavery. In the countries of Asia and the Pacific forced labor, human trafficking and modern slavery remain a significant problem.2

What do we do?

In line with the UBS Human Rights Statement and Modern Slavery and Human Trafficking Statement 2021,3 our SCR experts perform an assessment to identify potential non-compliance with the SCR policy framework (controversial activities). Due diligence may involve desktop research, inquiring how a company manages environmental and social challenges in its operations, interaction with the company, external experts, as well as global and local non-governmental organizations.

How did our SCR approach impact a particular case?

UBS negotiated the commencement of a relationship with a corporate client that faced several social issues, including allegations of forced labor in its operations. UBS conducted enhanced due diligence on the entity’s labor policies and management systems. At that point in time, the company did not demonstrate to our satisfaction whether it was going to be able to improve transparency and accountability of its management of social risks in its operations. In response, for a variety of commercial and social reasons, UBS did not pursue the opportunity.

1 For more details on labor migration in the countries of Asia and the Pacific refer to ilo.org/asia/areas/labour-migration/lang--en/index.htm.

2 For more details on forced labor in the countries of Asia and the Pacific refer to ilo.org/asia/areas/forced-labour/WCMS_634534/lang--en/index.htm.

3 For the UBS Human Rights Statement refer to ubs.com/gri.

Appendix 6 – Governance and policies

Health and safety statement

UBS is committed to ensuring that all staff have a working environment that protects their health, safety and well-being. Our Code of Conduct and Ethics includes a commitment to follow health and safety rules and implement best practices to ensure as safe a workplace as possible.

We have health and safety guidelines that stress the importance of having a physical infrastructure and working environment that support our staff in performing up to their potential. As work patterns and employee expectations have changed, UBS has taken a proactive approach to ensure that our work spaces continue to meet the needs of our businesses, our staff, our clients and our business partners, while also meeting our legal obligations.

UBS complies with all health and safety standards and restrictions imposed by applicable laws in all the countries in which we operate. We also apply internal policies and guidelines – both globally and regionally – which may go beyond the legal health and safety requirements.

An environment without incidents or accidents is in everyone’s interest. In addition to applying our own health and safety measures, we ask third parties conducting business with us or operating on our premises to consider health and safety matters too, and all vendors and contractors are required to comply with our health and safety guidelines when dealing with us.

All of our staff are expected to conduct themselves in a way that helps to ensure their own health and safety and that of their colleagues.

Health and safety principles

–     We aim to maintain a working environment that supports the general health and well-being of all staff.

–     We build and maintain innovative workplaces that allow employees to work efficiently and collaboratively.

–     Our agile working arrangements (and our leave and benefit arrangements) are designed to support employees’ work and personal lives.

–     We actively promote an open and respectful work environment.

–     We strive to ensure that our working environment is as safe as possible, including addressing issues such as protection of non-smokers, radiation exposure risk assessments, etc.

–     We have measures in place to mitigate potential emergencies in the workplace and while travelling on business.

–     Travel and security experts, crisis management committees, first aid providers, health specialists, social counselors and other specialists are available to employees.

–     UBS has a range of services and programs (for example, our Employee Assistance Programs, Social Counseling and online support materials) to help employees navigate through various personal issues, including health, family care, addiction and dependency problems.

–     Workplace issues can also impact employee well-being. We have appropriate routes for employees to raise any concerns, including documented grievance, complaint and whistleblowing processes.

Measures taken to ensure health and safety

–     UBS provides information to employees on topical issues and initiatives.

–     Our line managers help to maintain a safe and healthy work environment and UBS gives them the information and support that is relevant to their role.

–     We regularly review our health and safety activities to ensure issues are effectively managed and improvements are made where necessary. Our reviews also include employee consultation (where appropriate).

Health and safety governance

Responsibility for the governance and review of health and safety sits with the Head Group Corporate Services and the Group Head Human Resources.

Day-to-day responsibility for health and safety matters is shared between Group Corporate Services and HR Reward.

The Corporate Culture and Responsibility Committee has oversight of health and safety matters.

Appendix 6 – Governance and policies

How we ensure suitability

Clients expect to be provided with products and services that are suitable for them. This is particularly the case in the business divisions where we serve personal clients as opposed to institutions. In nearly all of the countries where we do business, this expectation has been turned into a legal or regulatory requirement for banks acting as financial advisors. Most jurisdictions also require the systematic assessment and documentation of the suitability of products (including third-party products) and services, including compliance with applicable eligibility criteria and sales restrictions. These standards are reflected in local policies and procedures, as well as in the respective local control framework. The European Union’s Markets in Financial Instruments Directive (MiFID) and the Swiss Financial Services Act (FinSA) are examples of our reflection and implementation of specific standards required by regulators as part of a local control framework. Other locations apply similar standards as required by the relevant local regulators.

To meet both client expectations and regulatory requirements, we have established comprehensive rules for assessing the suitability of products and services. These rules are designed to align the assets in a customer’s portfolio with their defined risk profile, and the customer is advised in line with his or her needs (i.e., client suitability). In addition, the rules require product documentation to contain appropriate and easily understandable information on its features, target audience and the scenarios in which the product can be used, as well as a balanced representation of the associated opportunities and risks (i.e., product suitability).

Suitability framework

In the Global Wealth Management (GWM) and Personal & Corporate Banking (P&C) business divisions, a comprehensive suitability policy framework is in place and is reviewed on a yearly basis. This sets out the structured advisory process governing the way we advise and implement agreed solutions and also documents the steps taken during this process. In addition to other purposes, it includes requirements for monitoring and controlling activities that aim to capture tail risks.

Our Investment Bank (IB) and Asset Management (AM) business divisions take their guidance from UBS’s suitability principles and have implemented processes to ensure appropriate oversight of suitability requirements where applicable.

In our framework we distinguish between client and product suitability. Client suitability refers to the alignment between the investor profile of the client and the products and services that are recommended or made available to the client (or already held in his or her portfolio), including risk information and disclosure. Product suitability refers to a consistent set of standards applied by a product management unit to define for which specific investors a product may be suitable.

Client suitability

GWM and P&C have established a structured advisory process with four distinct steps: understand, propose, agree and implement, and review. This process is supported by a number of tools and forms that are available to client advisors. In the first step (understand), these forms and tools support the initial identification of a client’s investor profile, including but not limited to investment objectives, risk tolerance and risk ability. In the further steps, they help client advisors match a client’s investment strategy with appropriate investment proposals (propose) and agree with the client on the implementation such as providing mandatory documentation and signing the necessary agreements (agree / implement). Furthermore, the established tools and platforms also support the fourth step (review). The IB and AM have established cross-functional governance committees to ensure oversight for client suitability where specific criteria or triggers are met.

Product suitability

Advisory platforms and tools divide products according to their risk characteristics and, in doing so, help clients and client advisors to properly assess the impact of investment products and services on a client’s portfolio. Additional processes are in place to make product documentation available to both client advisors and clients. Finally, specific legal documentation is required for certain products with specific risks (e.g., hedge funds).

Divisional approach to suitability

Primary ownership of suitability risk and the responsibility for addressing it is owned by the business. The suitability policies applicable to GWM, P&C, IB and AM make this clear. Accordingly, we have pursued a divisional approach to ensure compliance with rapidly changing regulatory regimes, while also addressing particular suitability obligations and remediation of identified gaps relating to the divisions.

Monitoring and controls

Monitoring and controls for suitability follow a three-tiered approach. The first-level controls are conducted by the business risk management team under its Origination Control Framework, a set of controls designed to prevent and detect operational risks that arise within the front unit and to ensure that residual risk corresponds to risk appetite. The second-level controls are performed by Compliance & Operational Risk Control as Global Minimum Control Standards, which are part of the overall Operational Risk Framework. These controls focus on both a check-the-checker approach, and thematic, deep dive reviews. The third-level controls are exercised by Group Internal Audit, as part of its annual audit plan.

After-sales communications

The UBS client experience also includes after-sales communication. Again, this communication is supported by a number of tools and platforms, including ready-to-use reporting and presentation material.

Appendix 7 – Ratings, commitments, and certifications

Appendix 7 – Ratings, commitments, and certifications

How others see us

In 2021, we again gained industry recognition for our commitment to improving performance under environmental, social and governance (ESG) criteria and for our efforts in offering clients world-class expertise and sustainable products. After six years running of being named the best performer in the DJSI Sustainability Index, the most widely recognized corporate sustainability rating, in 2021 we have been named in the top three in that industry. MSCI ESG Research maintained our rating at AA and CDP confirmed UBS’s inclusion in its top ranking, the Climate A List.

Ratings and recognitions[1]	Scope	UBS result
Dow Jones Sustainability Indices (DJSI)	ESG performance	Index member of DJSI World and DJSI Ranked 3rd of the 174 companies assessed in the Diversified Financial Services and Capital Markets Industry
CDP	Climate performance	Climate A List
Sustainalytics	ESG performance	ESG risk rating of 22.2 (medium risk)
MSCI	ESG performance	AA rating Top three among primary peer group[2]
ISS-ESG	ESG performance	Corporate responsibility prime status
FTSE4Good Index	ESG performance	Index member
Euromoney Private Banking and Wealth Management Survey 2021	Philanthropic advice	Winner
Euromoney Private Banking and Wealth Management Survey 2020	ESG performance and impact investing	Winner
GRESB Real Estate and Infrastructure Assessments	Sustainability performance of real asset portfolios worldwide

Submission of 21 real estate and private markets (REPM) flagship vehicles, representing approximately 96% of our direct-pooled real estate and infrastructure vehicles globally

All previously rated funds showed sustained strong performance, achieving either four-star or five-star status, reflecting first- or second-quintile results compared with other funds in their peer groups

Responsible Investment Brand Index 2021	Sustainable investing for asset managers

Avant-Gardist status. Awarded to the top 16% of the 500+ asset managers globally included in the index (significant improvement from Asset Management’s previous “Traditionalist” ranking)

Top 10 in Continental Europe

Hirschel & Kramer	Sustainable investing for asset managers	Ranked first in Switzerland (up from fifth in 2020)
WWF Swiss Retail Banking rating	Rating analyzes sustainability in Swiss retail banks in respect of corporate governance, savings, investing and retirement planning products, as well as loans and financing	Green ratings in all categories
PRI	ESG performance

Four A+ results (strategy and governance – for the third consecutive year, listed equity – active ownership, property, infrastructure)

Five A results (listed equity – incorporation, fixed income – SSA, fixed income – corporate financial, fixed income –corporate non-financial, fixed income – securitized)

Corporate Engagement Awards (UK)	Community investment	Best sports program Most innovative sponsorship activity Most effective long-term partnership
London Sport Award (UK)	Community investment	Business contribution award
Business Charity Award	Community investment	Partnership award – banks
Tencent News 2021 Benefit Corporation (China)	ESG performance and community investment	2021 benefit corporation of the year

Appendix 7 – Ratings, commitments, and certifications

Ratings and recognitions[1]	Scope	UBS result

China Social Enterprises and Impact Investment Forum (China)	Community investment	COVID-19 response contribution award
Overseas NGO Memorial Medal	Community investment

Medal granted to UBS Optimus Foundation’s representative office in Beijing (one of two organizations of 170 Beijing-registered overseas NGOs so rewarded) for its charitable contribution and best-class operations

Shanghai Security News awards (China)	Community investment	Annual CSR award
World’s Most Attractive Employers (Universum)	Employment-related	Top 50
Bloomberg Gender-Equality Index	Employment-related	Index member
Working Mother magazine’s “100 Best Companies” (US)	Employment-related	Top 100
Best Places to Work for LGBTQ Equality (Human Rights Campaign), US	Employment-related	Included for the 16th consecutive year
The Times Top 100 Graduate Employers (UK)	Employment-related	Top 100
The Valuable 500 (Disability inclusion)	Employment-related	Signatory
EQUAL-SALARY Certified Employer (Switzerland, the US, the UK, Hong Kong SAR, Singapore)	Employment-related	Certification
Swiss LGBTI Label	Employment-related	Certification
Top information and communications technology (ICT) educator (CH)	Employment-related	Winner
UN-backed Women’s Empowerment Principles	Employment-related	Signatory
Career Empowerment Label (CH)	Employment-related	Certification
UK government’s Women in Finance Charter	Employment-related	Signatory
Race at Work Charter (UK)	Employment-related	Signatory
2021 Working Mother & Avtar Best 100 Companies for Women (India)	Employment-related	Top 100

1 All information provided is as of 31 December 2021.    2  As defined in the UBS Compensation Report 2021.

Appendix 7 – Ratings, commitments, and certifications

Appendix 7 – Ratings, commitments, and certifications

How we advance sustainability in the financial sector

We recognize that we have an important role to play in leading debates on key societal topics and, in collaboration with other firms and industry bodies, in setting high standards for these topics in and beyond our industry.

Our key activities in 2021 in this regard are set out in the table below.

Initiative	Focus topic	Role / activity of UBS	Key outcome of initiative in 2021
Banking for Impact (BFI)	Impact	Founding member of the BFI in order to create an impact measurement and valuation (IMV) approach for the financial sector	Launched a vision paper and guidance document regarding the impact measurement approach opened for consultation
Swiss Sustainable Finance (the SSF)	Sustainable finance	Member of the board of the SSF	Events and projects to promote sustainable finance in Switzerland
Green Investment Principles (the GIP) for the Belt and Road	Sustainable finance	Signatory to the GIP Submission to the first GIP annual report questionnaire and participation at the second GIP plenary meeting	Second GIP plenary meeting
Monetary Authority of Singapore (the MAS) Financial Centre Advisory Panel (FCAP) Green Finance WG WS4	Sustainable finance	Member	Development of the energy and natural resources (ENR) handbook for the financial sector to support the implementation of MAS’s upcoming guidelines on environmental risk management
Asia Securities Industry and Financial Markets Association (ASIFMA) Sustainable Finance Working Group	Sustainable finance	Member	Regular dialogue and event presentations
Institute of International Finance (the IIF) Sustainable Finance Working Group (SFWG)	Sustainable finance	Chair of the IIF SFWG

Developing best practices regarding the TCFD, proposals on sustainability disclosure and prudential regulation, engagement with the Network for Greening the Financial System (the NGFS) and the Basel Committee’s Task Force on Climate-related Financial Risks (TFCR) and responses to sustainable finance regulatory consultations

PRI	Sustainable finance

Member of various groups, including the Sustainable Development Goals advisory committee and the academic network advisory committee

Participation in dialogue on impact measurement, the role of investors in respecting human rights and academic research on responsible investment

Submission of a case study on climate
change and impact investing

Dialogue on impact measurement, the role of investors in respecting human rights and academic research on responsible investment
UBS conferences, e.g., sustainable finance conferences, the European conference, the Greater China conference	Sustainable finance	Organizer	Variety of thematic keynotes and panels on sustainable finance, ESG, climate risk, energy transition, etc.
Singapore Green Finance Centre (the SGFC), supported by the MAS	Sustainable finance	Founding partner	Launch of the SGFC and regular dialogues
NZZ Impact Finance Forum	Sustainable Finance	Platinum partner	Partnership to shape public dialogue on sustainable finance in Switzerland The goal of the forum is supporting the strategic positioning of Switzerland as a leading sustainable finance center
Global Impact Investing Network (the GIIN)	Impact	Member of the investor council	Regular dialogue and event presentations

Appendix 7 – Ratings, commitments, and certifications

Initiative	Focus topic	Role / activity of UBS	Key outcome of initiative in 2021
Operating Principles for Impact Management (the Impact Principles)	Impact	Founding signatory, advisory board member Periodic disclosures on alignment to the Principles	Regular dialogue
Impact Management Project (the IMP)	Impact	Advisory group member	Integration of the IMP conventions into diligence and investment approach Regular dialogue
Principles for Responsible Banking (the PRB)	Impact	Founding signatory of the PRB and leading a working group to develop an impact analysis approach for investment portfolios in wealth and asset management	Implementation process underway, including development of pertinent methodologies Launched beta version of the UNEP FI Investment Portfolio Impact Analysis Tool
Financial Stability Board Task Force on Climate-related Financial Disclosures (the TCFD)	Climate change	Member of the TCFD and aligning UBS disclosure with TCFD recommendations

Publication of an updated annex to the TCFD’s initial recommendations, as well as guidance to assist companies with disclosure of climate-related metrics, targets and transition plans

Publication of guidance on portfolio alignment metrics for the financial sector and initiated work on climate-related reference scenarios

Net Zero Asset Managers initiative (the NZAMi)	Climate change	Founding signatory	Publication of NZAMi’s first progress report containing interim targets from 43 asset managers for the proportion of assets managed in line with achieving net zero by 2050
Net-Zero Banking Alliance (NZBA)	Climate change	Founding member	Work in progress to develop guidelines, frameworks, methodologies and timelines for net-zero implementation in the global banking sector
State Secretariat for International Finance SIF – TCFD Working Group	Climate Change	Member of working group	Proposal for the Swiss government on how to implement climate-related reporting for Swiss companies
UN Environment Programme Finance Initiative (the UNEP FI)	Climate change	Collaborates on developing approaches to help banks assess and disclose their exposures to climate-related risks and opportunities, as envisioned by the TCFD

Thirty-nine global financial institutions from six continents participated in the UNEP FI’s second TCFD banking program

This year-long engagement gave UBS and other participating banks the opportunity to work together, and with climate risk experts, to improve financial assessments of climate-transition risks

EnergyCom	Climate change	Premium partner	Key annual platform for the Swiss energy industry on climate and energy topics
Climate Action 100+ (CA100+)	Climate change	Member of 26 coalitions of investors and engagement, leading six of them

CA100+ launched its first net-zero carbon benchmark in March 2021, assessing the status of more than 160 companies within its scope

The initiative has grown to encompass 615 investors managing more than USD 60 trillion in assets

Institutional Investor Group on Climate Change (the IIGCC)	Climate change	Member of the European regional network

Publication of a net-zero standard for oil and gas, which was the result of dialogue between companies and investors to define best practice in climate change target setting and implementation in the sector

Contribution to the dialogue between investors on the European engagements of CA100+, as well as the principles and methodologies underpinning the NZAMi

World Energy Council (the WEC)	Climate change	Board member of the regional Swiss WEC and cooperation partner of the Swiss Federal Office of Energy’s (FOEN) project SURE (SUstainable and REsilient Energy for Switzerland)	Global platform debating clean, affordable and reliable energy sourcing and developments

Appendix 7 – Ratings, commitments, and certifications

Initiative	Focus topic	Role / activity of UBS	Key outcome of initiative in 2021
Paris Agreement Capital Transition Assessment (PACTA)	Climate change	One of 17 banks pilot testing and shaping the development of the methodology Participation in the PACTA 2020 Climate Alignment Assessment coordinated by FOEN	Launch of PACTA for banks methodology (developed based on the 2019 PACTA for corporate lending pilot)
Taskforce on Nature-related Disclosures (the TFND)	Biodiversity	Member of Taskforce	Working toward the development of a framework for organizations to report and act on evolving nature-related risks
FAIRR	Biodiversity	Lead on engaging with 1 of the 25 companies targeted via “sustainable protein engagement” every year	Through engagement on sustainable proteins, we are able to reduce negative externalities from traditional protein production
Natural Capital Finance Alliance	Biodiversity	Participant in the ENCORE (exploring natural capital opportunities, risks and exposure) Tool Testing Group of financial institutions to align financial portfolios with global biodiversity targets	Ongoing work of the ENCORE Tool Testing Group
Roundtable on Sustainable Palm Oil (the RSPO)	Biodiversity	Member Participation in the Financial Industry Task Force and the RSPO Complaints Panel	Regular dialogue
Thun Group of Banks	Human rights	Co-chair of the group	Formalization of the Thun Group
Organisation for Economic Cooperation and Development (the OECD)	Human rights	Member of the advisory group of the OECD responsible business conduct (RBC) project	Developing guidance on due diligence for responsible project and asset finance
Circular Economy Incubator (Impact Hub)	Responsible production	Premium partner and assisting Swiss start-ups with developing innovative business models that follow the circular economy concept (resell and reuse, repair and refurbish)

Twenty-eight experienced UBS volunteers supported the start-ups on the Incubator

During the 12-week incubation program in the autumn of 2021, the selected entrepreneurs worked on validating their business models and developing their minimum viable products (MVPs)

Wolfsberg Group	Financial crime prevention	Founding partner

Papers on effectiveness, which emphasized the importance of focusing on law enforcement priorities and delivering highly useful information to government agencies as part of anti-money-laundering programs

Appendix 7 – Ratings, commitments, and certifications

Assurance and certification

Independent assurance report by Ernst & Young (EY)

Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the management of
UBS Group AG, Zurich

Basel, 4th March 2022

Independent assurance report

We have been engaged to perform a limited assurance engagement on the information disclosed as part of the sustainability reporting of UBS Group AG on the basis of the Global Reporting Initiative (GRI) for the period 1 January 2021 to 31 December 2021 (hereafter the "report"):

- Information in the "Sustainability Report 2021" (online at www.ubs.com/annualreporting as of 11 March 2022)

Our assurance engagement was limited to the information listed above. We have not assessed the following information disclosed in the report:

- The financial information in scope of the statutory audit of the financial statements has not been additionally reviewed to obtain limited assurance. Our engagement was limited to the presentation of the information in line with the GRI requirements.
- Forward-looking statements.

Responsibility of UBS Group AG's management
The management of UBS Group AG is responsible for the preparation of the report and the information contained therein in accordance with the applicable criteria. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation of the report that is free from material misstatement, whether due to fraud or error.

Applicable criteria
UBS Group AG defined the applicable criteria (hereafter "applicable criteria"):

- GRI Sustainability Reporting Standards, Comprehensive Option

A summary of the standards is presented on the GRI homepage. We believe that these criteria are a suitable basis for our limited assurance engagement.

Independence and quality control
We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) of the International Ethics Standards Board for Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies International Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Appendix 7 – Ratings, commitments, and certifications

Our responsibility

Our responsibility is to express an opinion on the above mentioned report based on the evidence we have obtained. We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements 3000 (Revised) *Assurance Engagements Other than Audits or Reviews of Historical Financial Information (ISAE 3000 Revised)*. That standard requires that we plan and perform the engagement to obtain limited assurance about whether the report is free from material misstatement, whether due to fraud or error.

In accordance with the engagement agreement, our duty of care for this engagement only extends to the management of UBS Group AG.

Based on risk and materiality consideration we have undertaken procedures to obtain sufficient appropriate evidence. The procedures selected depend on the auditor's judgment. This includes the assessment of the risks of material misstatements in the above mentioned report. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in scope than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement.

Summary of work performed

Our limited assurance procedures included, amongst others, the following work:

- Conducted interviews with representatives of senior management and employees regarding the sustainability strategy and the materiality matrix
- Undertook analytical review of material topics against key issues raised in stakeholder dialogues, areas of performance covered in external media reports and sustainability reports of UBS' peers
- Conducted interviews with employees responsible for preparing the GRI-based disclosures to assess the process of preparing the report, the reporting system, the data capture and compilation methods as well as internal controls to the extent relevant for an analytical review of the report
- Conducted interviews of employees in specialist departments responsible for the topics included in the report
- Checked the documentation of the systems and processes for compiling, analyzing, and aggregating sustainability data and testing such documentation on a sample basis
- Tested, on a sample basis, the compilation and reporting of quantitative data included in the report
- Checked the application of the GRI Sustainability Reporting Standards in accordance with the Comprehensive Option
- Undertook analytical review of the overall view of sustainability information provided in the report

We believe that the evidence obtained is sufficient and appropriate to provide a basis for our limited assurance conclusion.

Conclusion

Based on the procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that the report has not been prepared, in all material respects, in accordance with the applicable criteria.

Ernst & Young Ltd

Maurice McCormick	Roger Müller
Partner	Partner

Appendix 7 – Ratings, commitments, and certifications

ISO 14001 and 50001 certificates

UBS is globally certified according to ISO 14001, the international environmental management system standard.

In 1999, UBS was the first bank to obtain ISO 14001 certification for its worldwide environmental management system. The management system covers the entire scope of UBS’s products, services and in-house operations that may give rise to an environmental impact. Additionally, we have further developed our environmental and energy management system in our European locations in order to be compliant with ISO 50001. We received the first ISO 50001 certification (energy management system standard) in 2017. The integrated management system is externally audited annually and re-certified every three years. These comprehensive audits verify that appropriate policies and processes are in place to manage environmental and energy-related topics and that they are executed in day-to-day practice.

In 2020, we passed the ISO 14001:2015 recertification audit of our global environmental management system. Additionally, 38 locations in the EU and the UK were recertified against the requirement of ISO 50001:2018. These certifications were further verified in 2021.

Appendix 7 – Ratings, commitments, and certifications

Appendix 7 – Ratings, commitments, and certifications

Appendix 7 – Ratings, commitments, and certifications

Appendix 7 – Ratings, commitments, and certifications

SO 37001 certificate

Appendix 8 – Objectives and achievements

Appendix 8 – UBS sustainability objectives and achievements 2021 and sustainability objectives 2022

Objectives and achievements 2021

Sustainability and impact

In April 2021, our firm established its Group Sustainability and Impact organization and put in place a new Group-wide sustainability strategy. In terms of objectives, 2021 was therefore a transitional year, as the 2021 objectives below were set under the prior UBS in Society strategy. For transparency reasons, we report below progress against targets published in the UBS Sustainability Report 2020. For our reporting against our new sustainability and impact key mid- and long-term targets, refer to “Our commitment to sustainability” in the “Why” section of this report.

Material Global Reporting Initiative (GRI) topics	Objectives 2021	Achievements 2021	Status
Financial Supplement (FS) Product Portfolio; FS Active Ownership

Sustainable investments / finance:

-         Asset Management (AM) and Personal & Corporate Banking (P&C) to execute on 2025 goal to increase assets classified as impact investment or sustainability focus by USD 70 billion.

-         The Investment Bank (the IB) to drive client dialogue around relevant environmental, social and governance (ESG) matters and increase the number of green and sustainable transactions (or similar) mandates.

-         Global Wealth Management (GWM) to continue to mainstream sustainable and impact investments.

-         GWM to continue the promotion of sustainable investment (SI) mandates, by increasing the sustainability of its fund shelf and by launching private-market impact products.

-         P&C to continue increasing the share of SI for Personal Banking clients, and promote green and sustainable transactions with Corporate and Institutional Clients.

-         All business divisions to further support the development of sustainable finance (e.g., through internal / external communication, events, research and whitepapers).

-         Group-wide SI invested assets increased by USD 110.4 billion (78%) to USD 251 billion.

-         The IB continues to shape client dialogue, integrating ESG in research and investor conferences. In 2021, 134 research reports carried the UBS ESG icon, flagging ESG content, in collaboration with 202 analysts. Twenty-one of the IB’s key conferences featured relevant ESG content, including three sustainable finance conferences. Global Banking, within the IB, supported the issuance of 103 green, social, sustainability or sustainability-linked bond transactions. It also launched the ESG Advisory group to guide clients in their transition journeys and contributions to ESG outcomes.

-         GWM launched five Impact Investment vehicles (Bridge Workforce and Affordable Housing II, Generation’s Sustainable Solutions Fund IV (STRIPE 92), BlackRock Impact Opportunities Fund, Inclusive Capital Partners Spring Fund and Cibus Fund II), which mobilized 352 additional commitments to private equity impact investments. Overall, net sales of the dedicated SI discretionary offerings as percentage of discretionary solutions reached 65% (as of 19 December 2021).

-         In the Personal Banking segment of P&C, SI Solutions remain the most preferred option; the share of Sustainable Net New Investment Products is at 69% for 2021. Furthermore, UBS Strategy Funds were repositioned toward UBS Strategy Funds Sustainable in 2021, which led to a significant transfer of existing custody assets to sustainable solutions.

Achieved

Appendix 8 – Objectives and achievements

Material GRI topics	Objectives 2021	Achievements 2021	Status
GRI 201: Economic Performance; GRI 302: Energy; GRI 305: Emissions; FS Product Portfolio; FS Active Ownership

Climate strategy:

AM to continue expanding climate solutions and engagement programs.

Execute Group Risk Control Climate Risk Program multi-year roadmap:

-         Continue to address emerging regulatory expectations regarding the identification and management of climate and sustainability risks.

-         Further develop and test climate risk methodologies in-house and through participation in industry-wide working groups (e.g., the UN Environment Programme Finance Initiative (UNEP FI) Task Force on Climate-related Disclosures (the TCFD) working group phase III).

-         Further align UBS’s climate risk disclosures with the TCFD recommendations.

Execute on 2025 greenhouse gas (GHG) and energy reduction target:

-         Achieve net-zero emissions for GHG scope 1 and 2 emissions by 2025.

-         Reduce energy consumption by 15% below 2020 level by 2025.

-         Maintain 100% renewable electricity and increase the share of long-term renewable electricity commitments.

Execute on 2025 operational environmental targets for water, paper and waste:

-         Reduce water consumption by 5% below 2020 level.

-         Reduce paper consumption per full-time employee (FTE) by 50% below 2020 level by pushing digitalization.

-         Use 100% paper from sustainable sources.

-         Achieve waste recycling ratio of 60% and zero waste to landfill by 2025.

-         Reduce waste per FTE by 10% below 2020 level.

Biodiversity

Establish public statement on biodiversity and contribute to nascent industry discussions.

-         AM’s Climate Aware assets increased from USD 15.3 billion in 2020 to USD 23.4 billion in 2021. The engagement program was completed with 58% positive outcomes. In 2021, AM supported 80.2% of proposals (77 of 96 proposals) related to climate change.

-         We continued to execute our multi-year Climate Risk Program roadmap and participated in regulatory scenario analysis and stress tests exercises, namely the Bank of England’s 2021 Climate Biennial Exploratory Scenario: Financial risks from climate change and the European Central Bank’s climate stress test. In addition, we have participated in a top-down climate risk assessment performed in Switzerland by FINMA.

-         We further tightened our fossil fuel-related standards to support net-zero ambitions and continued to reduce exposure to carbon-related assets (following the TCFD definition) from 10.4% in 2020 to 9.9% of total customer lending exposure in 2021.

-         We further aligned our Climate Report 2021 (i.e., UBS’s climate disclosures) with the TCFD recommendations by expanding the suite of climate risk metrics and publishing transition and physical risk heatmaps, among other enhancements.

We remain on track with regard to our 2025 greenhouse gas (GHG) and energy reduction targets:

-         2021 scope 1 and 2 emissions reached 14.3 kilotonnes CO2e, a reduction of 75% compared with previous year.[1] This builds on the full-year effect of 100% renewable electricity, which reduced net emissions (in addition to generally lower consumption throughout the pandemic).

-         With 2021 energy consumption at 509 GWh, a 5% reduction compared with the previous year,[1] energy consumption reduction is on track. Building energy efficiency measures, downsizing the real estate portfolio and the ongoing migration to Cloud rather than on-premises data centers are expected to contribute to further reductions in energy purchased by UBS.

-         The share of renewable electricity remains at 100%.[1]

We remain on track with regard to our 2025 operational environmental targets for water, paper and waste:

-         2021 water consumption decreased 22% compared with 2020.[1]

-         2021 paper consumption per FTE decreased 24% compared with 2020 levels, from 66 kg/FTE to 50 kg/FTE. Sustainable paper decreased by 2% compared with 2020 and represents 80% of overall total. The decrease in percentage is due to a decrease in the overall consumption of office paper during the pandemic and is not indicative of a deteriorating trend.[1]

-         2021 waste recycling ratio remained at 52%, while waste per FTE decreased by 31% compared with 2020 as a result of lower occupancy during the pandemic.[1]

UBS published its statement on biodiversity in the third quarter of 2021. UBS joined a WWF Switzerland-led project to develop a new methodology for investors to address biodiversity-related financial risk in portfolio management. UBS also joined the Taskforce on Nature-related Financial Disclosure (the TNFD). From 2021 to 2023, the TNFD aims to develop and deliver a risk management and disclosure framework for organizations to report and act on evolving nature-related risks.

Achieved

Appendix 8 – Objectives and achievements

Material GRI topics	Objectives 2021	Achievements 2021	Status
FS Product Portfolio	Raise USD 150 million in donations (including UBS matched contributions) for UBS client philanthropy[2] and reach 3.6 million beneficiaries[3].	UBS Optimus Foundation donation volume as of December 2021 was at USD 161 million (including UBS matched contributions), 4.6 million beneficiaries reached.	Achieved
Working culture and environment

-         Achieve a volunteering rate of 26% of employees volunteering and 46% of volunteer hours in 2021 being skills-based.

-         Support 220,000 young people and adults to learn and develop skills for employment, decent jobs and entrepreneurship in 2021.

-         Achieved 28% (20,605) employees volunteering. Employees volunteered 140,000 hours, of which 54% were skills-based volunteering.

-         We supported nearly 680,000 young people and adult beneficiaries to learn and develop skills for employment, decent jobs and entrepreneurship.

Achieved
GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment	- Responsible Supply Chain Management – enhancing our sustainability program, covering the majority of our supplier spend by 2025. - Start engaging key vendors on targeting net-zero emissions.

-         In 2021, 251 newly sourced vendors were classified as vendors that provide UBS with goods or services with potentially high impacts. In addition, 48 vendors were classified as ongoing engagements, which are reassessed after 24 months to ensure that even in long-term contracts UBS’s expectations regarding environmental and social aspects are met and supervised continuously. Of all the vendors assessed, 28% were considered as in need of improving their management practices. Specific remediation actions were agreed upon and implementation progress is closely monitored.

-         We have also started engaging high-impact vendors on net-zero discussions. We are asking them to declare their GHG emissions and provide information on commitments regarding climate change.

-         External recognition: UBS is on the 2021 CDP Supplier Engagement Leaderboard.

Achieved
FS Audit; FS Product Portfolio; FS Active Ownership

-         Restructure and strengthen content of UBS sustainability reporting, initiate Principles for Responsible Banking (PRB) reporting and add new GRI tax standard.

-         Create holistic UBS framework for impact analysis.

-         Execute firm-wide ISO 14001 and ISO 50001 surveillance audit and ensure continued certification by addressing audit findings.

-         The content of the UBS Sustainability Report 2020 was restructured and strengthened. The GRI tax standard was added to our reporting. Initial PRB reporting was published at ubs.com/gri.

-         We conducted an impact analysis of UBS lending and investment portfolios and identified Climate and Diversity, Equity & Inclusion (DE&I) / Inclusive Growth as areas of impact.

-         UBS’s Environmental and Energy Management System certifications were verified after the ISO 14001 and ISO 50001 verification audit in September 2021.

Achieved

1 Reporting period 2021 (1 July 2020 – 30 June 2021).

2 Only donations or investments which can be linked to measurable impact and our Philanthropy team’s active involvement are considered. This includes donations raised by UBS Optimus Foundation, the UBS UK Donor-Advised Foundation, the UBS Philanthropy Foundation in Switzerland, investments to social finance products, such as a pioneering blended finance initiative investing in SDG-aligned outcomes-based programs, and the UBS Global Visionaries.

3 Through UBS Optimus Foundation activities only.

Appendix 8 – Objectives and achievements

Other GRI-relevant areas

Material GRI topics	Objectives 2021	Achievements 2021	Status
GRI 201: Economic Performance; Operational efficiency and effectiveness

Targets, capital and resource guidelines 2020–2022 (on a reported basis):

-         Group returns: 12–15% return on CET1 capital (RoCET1)

-         Cost efficiency: positive operating leverage and 75–78% cost-income ratio

-         Growth 10–15% profit before tax (PBT) growth in GWM

-         Capital allocation: up to one-third of Group risk-weighted assets (RWA) and leverage ratio denominator (LRD) in the IB

-         Capital guidance: ~13% CET1 capital ratio; CET1 leverage ratio of greater than 3.7%

We delivered on all our targets, as well as capital and resource guidelines:

-         RoCET1: 17.5%

-         Cost-income ratio: 73.6%

-         PBT growth in GWM: 19.0%

-         RWA and LRD vs Group: 31% / 30%

-         CET1 capital ratio: 15.0%; CET1 leverage ratio: 4.24%

Achieved
GRI 205: Anti-Corruption	Review UBS’s financial crime framework to ensure that emerging risks are reflected.	A review of UBS’s financial crime framework was conducted to ensure that emerging risks are reflected.	Achieved
GRI 401: Employment; Working culture and environment

Build engagement and strengthen our corporate culture:

-         Reinforce culture programs across the organization to further strengthen identity and support developing and implementing the corporate purpose.

-         Promote a feedback culture and foster, recognize and measure the UBS behaviors of integrity, collaboration and challenge.

-         Remain an employer of choice to attract top external talent and for employees at all career stages.

-         Maintain a highly motivated workforce by inspiring and empowering our employees.

-         Continue to foster internal mobility and provide long-term career prospects.

-         With direct input from more than 3,000 employees and dozens of executives, along with feedback from more than 50,000 employee survey responses, we developed and launched our new purpose in April 2021. We also supported culture building through divisional, regional and Group-wide initiatives such as hosting three Leadership Summit sessions for senior leaders, enhancing our House View on Leadership and updating our three keys to success. A new peer-to-peer appreciation program called Kudos is an additional incentive for employees to acknowledge colleagues’ exemplary collaboration, commitment or behavior. In total, around 420,000 messages of recognition have been given since launch, with a 78% employee participation rate across the firm.

-         We launched a new performance management approach (MyImpact) to promote transparency and all-year feedback, as well as further strengthening the measurement of impact around both objectives and behaviors.

-         We strive to remain the clear employer of choice in our industry and to maintain a good engagement Net Promoter Score; both ambitions were achieved in 2021. For the 13th year in a row, we were named one of the Top 50 World’s Most Attractive Employers by Universum. We were also recognized as a top-performing company in the Dow Jones Sustainability Index in 2021. Our Group-wide employee survey in September 2021 had 76% employee participation, with scores above the financial services norm in work environment (83%) and talent management (70%). The engagement Net Promotor Score (+21%) and line manager effectiveness (77%) score were also strong.

-         Internal mobility remained a key strategic priority, supporting higher employee engagement, improved collaboration, earlier productivity and reduced attrition. In 2021, 38% of all roles were filled by internal candidates, 1,506 employees changed business divisions, and 331 changed regions. Our Career Navigator tool enabled approximately 47,600 employees to explore career paths, participate in rotation opportunities, search for jobs and complete recommended learning, all while allowing our recruiters to find internal talent more easily. More than 160,000 skills have been added to our employee skills-sharing platform since launch.

Achieved

Appendix 8 – Objectives and achievements

Material GRI topics	Objectives 2021	Achievements 2021	Status
GRI 404: Training and Education

Effectively develop, manage and retain our talent to ensure long-term sustainable performance:

-         Emphasize future-skills development and personal growth for all employees.

-         Ensure that our leaders have the skills they need to grow their businesses and their people in an age of agile and digital transformation.

-         In addition to supporting internal mobility and career development as mentioned above, our in-house UBS University plays a central role in helping our employees build skills and capabilities to remain relevant in the labor market. In 2021, we continued to emphasize future skills development (including a new digital literacy curriculum) and new ways of working; experiential learning offerings helped employees develop digital skills and embrace agile methodologies, and also helped them thrive in a virtual environment. Permanent employees completed more than 1,425,000 learning activities, including mandatory training on compliance, business and other topics; an average of more than two training days per employee. We invested more than USD 71 million in training our employees in 2021.

-         We supported employee resilience and further enhanced our global health and well-being offering in 2021 to improve the employee experience and to enable the future of work. A suite of programs, benefits, workplace support and initiatives supported employees’ mental, physical, financial and social well-being. A related curriculum included access to an external app to encourage mindfulness and improve sleep, nutrition and physical activity.

Achieved

Appendix 8 – Objectives and achievements

Material GRI topics	Objectives 2021	Achievements 2021	Status
GRI 405: Diversity and Equal Opportunity; GRI 406: Non-Discrimination

Strengthen our diverse and inclusive workplace:

-         Aspiration to increase the percentage of women in our Director level and above population to 30% by 2025.

-         Implement supporting initiatives to hire, promote and retain more women and ethnically diverse talent at all levels of the organization.

-         Expand understanding and skill base around inclusive leadership.

-         Aspirations to have a 26% representation of ethnic minorities at the Director level and above in the US and to increase our ethnic minority senior management (Directors and above) headcount representation by 40% in the UK by 2025.

-         In 2021, 26.7% of all employees in roles at Director level and above were women, up from 26% in 2020. Since 2016, our global UBS Career Comeback program (with hubs in the US, the UK, Switzerland, India and Poland) has helped 196 women and 19 men relaunch their careers.

-         We actively implemented strategies to increase representation of underrepresented ethnicities. Our 2025 aspiration is to have a 26% representation of ethnic minorities in Director level and above roles in the US and in the UK. Supporting actions in 2021 included further strengthening our recruitment processes, implementing professional development programs and updating training and mentoring initiatives. As of end 2021, we had achieved 21.3% representation at Director level and above in the UK and are on track to reach our goals. In the US, the representation of ethnic minorities at the Director level and above was 20%; we are likewise on track.

-         We supported 48 employee networks globally, including the ones focused on culture, gender, ethnicity, family, mental health, Pride / LGBTQ+, disability and veterans. More than 480 Diversity & Inclusion Ambassadors act as a resource for employee advice and coaching on conversations about various DE&I-related topics.

-         UBS maintains its certification by the Swiss EQUAL-SALARY Foundation for its equal pay practices in Switzerland, the US, the UK, Hong Kong SAR and Singapore. Those certifications are a testament to our well-established equal opportunity environment and the strength of our reward practices.

-         UBS joined the Valuable 500 in May 2021 to ensure that disability inclusion is part of our business leadership agenda.

On track
Client experience

-         Develop and implement a bot to support the process of provisioning documents to clients based on Federal Act of Data Protection (the FADP) and Swiss Financial Services (FinSa).

-         Enhance the quality feedback tool to handle client complaints and data subject requests in the Swiss booking center (e.g., implementation of a new reporting method).

-         Elaborate and implement targeted measures (e.g., training) to enhance complete recording of complaints in the quality feedback tool.

-         The bot to support the provisioning of documents to clients based on the FADP and FinSa was introduced in July 2021.

-         Some enhancements to the quality feedback tool have been carried out; the implementation of a new dashboard for reporting client feedback is in progress.

-         Ad hoc trainings for client advisors and dedicated workshops for QF-Managers were carried out; new online short-training modules have been created and a knowledge base on UBS Connections site has been initiated to help front units with questions regarding client-feedback management.

Achieved / on track
GRI 417: Marketing and Labeling

Suitability:

-         Demonstrate Swiss Financial Services Act (FIDLEG) operating effectiveness in GWM and P&C.

-         Implement the new Swiss FIDLEG law applicable to financial service delivery in Switzerland in the IB and AM business divisions, as well as for UBS Swiss Financial Advisers (UBS SFA).

-         Assess and implement changes made to the EU regulations pursuant to sustainable investments and other ESG criteria (implementation of ESG disclosure at client level).

-         All process key deliveries were completed and the project for the implementation of the Swiss Financial Services Act (FINSA) requirements has been closed.

-         The FINSA requirements have been successfully rolled out in the IB and AM business divisions.

-         Sustainability and ESG are a key attention topic. Implementation work is in progress amid a very dynamic regulatory environment and high public scrutiny. During 2021, new processes on how to collect, store and consider ESG / SI criteria have been defined for further implementation in 2022 and onwards. It was further decided to voluntarily apply the European standards in Switzerland as well.

Achieved / on track
GRI 206: Anti-competitive Behavior; GRI 418: Customer Privacy; GRI 419: Socioeconomic Compliance	Promote and maintain an effectively designed and operating conduct risk framework that supports a holistic and actionable assessment of the firm’s exposure to conduct risk.

A new firm-wide Conduct Risk Management Policy was published to underscore UBS’s ongoing focus on conduct risk, and governance simplified to ensure ownership by the business remained paramount. The UBS Conduct Risk Framework was updated to better reflect conduct risk as a root cause of non-financial risk, with the related but distinct importance of both employee conduct and firm conduct highlighted.

Achieved

Appendix 8 – Objectives and achievements

Material GRI topics	Objectives 2021	Achievements 2021	Status
GRI 207: Tax

-         Engage with external stakeholders on the topic of tax.

-         Ensure sustainable compliance with international tax norms: full compliance of UBS’s applicable cross-border transfer pricing arrangements with the Organisation for Economic Co-operation and Development (OECD) standards.

		- Regular engagement with key external stakeholders, including tax authorities globally. - UBS’s transfer pricing comports with OECD standards wherever OECD standards are relevant.	Achieved
Digitalization

Make technology a differentiator for client experience and UBS: continue to focus on modularization and modernization of our estate, agile practices and leveraging innovation and ecosystem to enable business growth and create further efficiencies.

The strategy defined to position technology as a differentiator for clients and employees with five pillars is on track to deliver our commitments by 2026. Some key achievements:

-         Agile@UBS: transformation ongoing with huge engagement across the firm with currently 10,000 people in process of transition to Agile@UBS ways of working for faster delivery to our clients.

-         Engineering Excellence: defined workforce strategy and model to reduce non-engineering roles by assessing engineering proficiency, based on capabilities and observable behaviors.

-         QBR <-> Digital roadmaps: transformed the way in which we manage technology investments through clear objectives in key results, implemented new Digital Principles to support modern technology and alignment to PROS.

-         Automation: best on-street technology operations setup and service powered by DevCloud for faster and more efficient development of applications.

-         Modern Tech: 509 applications decommissioned and introduced a framework to ensure reduction of technology debt and driving a healthy modular tech estate across UBS. In addition, +1,000 Applications in the Cloud during 2021, exceeding the target of 850 applications.

-         In partnership with the IB, we established the data vision with Artificial Intelligence and Data Analytics (ADA) of utilizing an easy to access data marketplace for all divisions and established the Analytics and Foundation hubs to support execution.

-         We created an enterprise ecosystem for sharing UBS’s most valuable client facing capabilities for key personas (clients, employees and partners).

On track

Appendix 8 – Objectives and achievements

Objectives 2022

Sustainability and impact

To implement our sustainability and impact strategy, we have defined firm-wide mid- and long-term targets. The following 2022 objectives are aligned to these mid- and long-term targets.

›    Refer to “Our commitment to sustainability” in the “Why” section of this report for an overview of our targets.

Material Global Reporting Initiative (GRI) topics	Objectives 2022
Financial Supplement (FS) Product Portfolio; FS Active Ownership

Sustainable finance:

-         Pursue commercial success in sustainable finance by achieving:

☐       Progress toward 2025 aspiration to achieve USD 400 billion invested assets in sustainable investments (SI Focus + Impact Investing) .

☐       100 green, social, sustainability and sustainability-linked bond mandates.

☐       Innovative sustainable finance products and new capabilities.

-         Progress on identification of 4-5 key, medium-term themes (2-3 years) where Group Sustainability and Impact can amplify UBS’s opportunity set.

-         Evaluate potential for carbon market trading/product activities.

GRI 201: Economic Performance; GRI 302: Energy; GRI 305: Emissions; FS Product Portfolio; FS Active Ownership FS Audit

Planet:

-         Progress toward target of achieving net-zero energy emissions in our own operations (scope 1 and 2) by 2025.

-         Define a systematic approach to identify and invest in credible carbon removal projects.

-         Identify next priority sectors and calculate baselines and set decarbonization targets based on science-based pathways.

-         Expand green funding opportunities by identifying new product potential.

-         Execute the Group Risk Control Climate Risk Program multi-year roadmap addressing regulatory expectations including key deliverables for 2022.

-         Execute on 2025 operational environmental targets for GHG, energy, water, paper, and waste (refer to Appendix 4 for details).

-         Execute firm-wide ISO 14001 and ISO 15001 surveillance audit and ensure continued certification by addressing audit findings.

FS Product Portfolio Working culture and environment GRI 405: Diversity and Equal Opportunity; GRI 406: Non-Discrimination

People:

DE&I

-         Progress toward the 2025 aspiration to increase the global female representation at Director level and above to 30%.

-         Progress toward the 2025 aspirations to have a 26% ethnic minority representation at Director level and above in the US and in the UK.

-         Implement supporting initiatives to hire, develop and promote more women and ethnically diverse talent at all levels of the organization.

-         Expand understanding and skill base around inclusive leadership.

-         Implement various initiatives to increase physical accessibility in our workplaces and digital accessibility in our online presence.

-         Establish a Group DE&I strategy that covers client, supplier, product, and social impact.

Client philanthropy

-         Ambition to raise USD 175 million in 2022[1].

-         Reach 5 million beneficiaries globally in 2022 (+3.6 million vs 2021)[2].

Community impact

-         Engage 30% of global headcount in volunteering, with 50% of volunteer hours being skills-based.

-         Support 380,000 young people and adults to learn and develop skills that will help them to fulfill their potential.

Appendix 8 – Objectives and achievements

Material GRI topics	Objectives 2022
FS Product Portfolio; FS Active Ownership GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment

Partnerships:

Membership / commitments

-         Complete the implementation of the Principles for Responsible Banking.

-         Contribute to industry standards of impact measurement and monetization in partnership with Banking for Impact.

-         Contribute to the development of industry standards for biodiversity measuring and reporting in partnership with the Taskforce on Nature-related Financial Disclosures (the TNFD) .

Sustainable supply chain

-         30% of GHG key vendors report related carbon emissions and establish net-zero-aligned targets.

1 Only donations or investments which can be linked to measurable impact and our Philanthropy team’s active involvement are considered. This includes donations raised by UBS Optimus Foundation, the UBS UK Donor-Advised Foundation, the UBS Philanthropy Foundation in Switzerland, investments to social finance products, such as a pioneering blended finance initiative investing in SDG-aligned outcomes-based programs, and the UBS Global Visionaries.

2 Through UBS Optimus Foundation activities only.

Appendix 8 – Objectives and achievements

Other GRI-relevant areas

Material GRI topics	Objectives 2022
GRI 201: Economic Performance; Operational efficiency and effectiveness	Financial targets: - 15–18% return on CET1 capital (RoCET1) . - 70–73% cost-income ratio. - 10–15% profit before tax growth in GWM[1].
GRI 205: Anti-Corruption	Review the Anti-Bribery and Corruption (ABC) framework to ensure that controls to mitigate high corruption risks in client business and transactions are aligned to ABC Industry standards.
GRI 401: Employment; Working culture and environment

Continue to build engagement and strengthen our sustainable corporate culture:

-         Deliver culture-building programs across the organization to further strengthen the firm's identity and support the realization of our purpose.

-         Motivate, inspire and empower our workforce through effective people-management practices and continuous employee appreciation.

-         Further build our year-round, transparent feedback culture and foster, assess, recognize and reward employees’ impact.

-         Continue implementation of our Agile@UBS approach to transform the way we work, promote innovation and simplification, and increase our speed in finding solutions for our clients.

-         Remain an employer of choice to attract top external talent and retain employees at all career stages.

-         Continue to foster internal mobility and provide long-term career prospects.

GRI 404: Training and Education

Effectively develop, manage and retain our talent to ensure long-term sustainable performance:

-         Emphasize future-skills development, including digital literacy and agile working practices.

-         Support employee resilience and high sustainable performance through continuing emphasis on health and well-being, and personal growth for all employees.

-         Ensure that our leaders have the skills they need to grow their businesses and develop their people in an age of agile and digital transformation.

Client experience

Commercial aspirations:

-         Make progress toward our aspiration of more than USD 6 trillion invested assets across Global Wealth Management, Asset Management and Personal & Corporate Banking.

-         More than 5% growth in net new fee-generating assets of Global Wealth Management[1].

Client experience

-         Enhance reporting framework for client feedback and client complaints: design and implementation of improved, simplified and structured reports.

-         Adopt agile methodology to simplify or improve existing internal processes / procedures and tasks within the Quality Feedback Team and for our stakeholders.

GRI 417: Marketing and Labeling

Suitability:

-         Successful enhancement of the advisory and sales process to capture and consider ESG preferences for the selected locations and market segments (European locations and Germany-domiciled clients in Switzerland) including a robust control framework as and when ESG requirements are implemented in each location.

-         Design the process change requirements for the remaining market and client segments in Switzerland for rollout in 2023 onwards.

GRI 206: Anti-Competitive Behavior; GRI 418: Customer Privacy; GRI 419: Socioeconomic Compliance	Promote and maintain an effectively designed and operating conduct risk framework that supports a holistic and actionable assessment of the firm’s exposure to conduct risk.
GRI 207: Tax

-         Engage with external stakeholders on the topic of tax.

-         Ensure sustainable compliance with international tax norms: full compliance of UBS’s applicable cross-border transfer pricing arrangements with the OECD standards.

Digitalization

-         Deliver on Leveling up Tech to transform technology from an enabler to a differentiator and drive the implementation of firm-wide innovation approach, guided, supported & coordinated by UBS Next.

-         Enable digital initiatives across business divisions / Group Functions and execute on the Group-wide ADA strategy by establishing appropriate governance and expertise to drive successful outcomes for our clients and the firm through data.

1 Over the cycle.

Appendix 9 – Additional GRI information

Appendix 9 – Additional Global Reporting Initiative (GRI) information

Stakeholder engagement

We engage with stakeholders on a regular basis and on a wide range of topics. This engagement yields important information about their goals, expectations and concerns. It makes a critical contribution to our understanding and management of issues that have a potential impact (whether positive or negative) on our firm and on our stakeholders.

Clients, employees and investors

Our interactions with our core stakeholder groups – clients, employees and investors – are described in our Annual Report and are therefore omitted here.

›    Refer to the “How we create value for our stakeholders” section of the Annual Report 2021 for more information

›    Refer to “What we do for our employees” in the “What” section of this report for further information about employee engagement

Governments and regulators

Financial market stability is largely dependent on the overall economic, regulatory and political environment and the conduct of firms within the sector. We actively participate in political discussions to share our expertise on proposed regulatory and supervisory changes. The regime set out by the post-2008 regulatory reform agenda is now largely completed, with focus shifting to final national implementation of key prudential rules such as the Basel III standards.

With regard to corporate responsibility and sustainability issues, we actively participate in governmental discussions concerning the implementation of commitments made at the Paris Climate Change Conference and in regard to the UN Sustainable Development Goals (the SDGs). In addition, we contribute to the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (the TCFD) and the newly established Taskforce on Nature-related Financial Disclosures (the TNFD). On a regional basis, we contribute to various forums to engage with policymakers on the European Commission’s Sustainable Finance Action Plan, as well with policymakers in our key APAC jurisdictions and the Americas. In our home country of Switzerland, we continue to actively contribute to pertinent sustainability discussions with various government bodies. We also contribute our experience and knowledge to supervisors in their efforts to further thinking on new topics, such as the appropriate regulatory environment for digital finance and the financial risks of climate change.

›    Refer to UBS’s quarterly reports and annual reports available at ubs.com/investors  for more information about regulatory topics

Politicians and political parties

We maintain a regular dialogue with politicians globally and strive to establish long-term relationships with political representatives.

We comply with legal requirements on disclosing political donations, as applicable in the relevant jurisdictions. Outside of Switzerland, UBS does not provide financial support to political parties or candidates. In the US, eligible employees may make financial contributions through a federal Political Action Committee (a PAC), the UBS Americas Fund for Better Government. The PAC makes contributions to federal candidates. These employee contributions do not constitute political donations by UBS.

Support of the Swiss militia system

Swiss citizens actively and voluntarily engage in political institutions at all three levels of the Swiss state (federal, cantonal and local) as public officials (e.g., members of parliament, members of commissions and executive mandates), while they continue to pursue other professional activities. This arrangement – citizens taking on public tasks and mandates on a part-time basis – is referred to as the militia system.

In this system, members of parliament in Switzerland are (usually) not professional politicians and political parties do not receive state funding. It is for this reason that we view the support of the militia system as a crucial component of our societal responsibility in our home market. In recognition of the vital function of Switzerland’s political parties, we provided a total of CHF 0.75 million to political parties in 2021 as a contribution to their operational costs. Financial contributions are calculated based on the number of parliamentary seats the respective party holds at the federal and cantonal level. Swiss parties are eligible to apply for a financial contribution if they commit to free competition, the market economy and to the Swiss financial center. They should also have a national focus and either form a parliamentary group in the federal parliament or be represented in at least one cantonal government. We view our contribution to political parties in Switzerland as a long-term commitment, which is, however, subject to regular reviews.

We also expressly support the political involvement of our employees. About 250 employees currently hold political office at the federal, cantonal and local level. UBS runs an initiative for political mandate holders to further support the militia system. If necessary, employees may spend a certain amount of their working time on their public duties. We organize an annual political forum at which senior management and political office holders discuss topics of relevance to UBS in Switzerland.

Peers

We actively engage in regular discussions on corporate responsibility and sustainability issues with specialists in peer banks, and more widely through trade bodies and associations. Sharing experiences and assessments of corporate responsibility and sustainability issues helps us to compare and improve our strategy, approach and tools.

We are a founding signatory of the Net Zero Asset Managers initiative, the Net-Zero Banking Alliance and the Principles for Responsible Banking.

We are a founding member of the Wolfsberg Group, an association of global banks that aims to develop financial services industry standards regarding anti-money laundering, Know Your Client and counter-terrorist financing policies. Meeting regularly, the Wolfsberg Group also works closely with the Financial Action Task Force.

Appendix 9 – Additional GRI information

We are also a founding member of the Thun Group of Banks. The group has published two papers that propose a framework to help identify key challenges and best practice examples for the banking sector’s implementation of the UN Guiding Principles on Business and Human Rights.

Communities

At UBS, we recognize that our long-term success depends on the health and prosperity of the communities that we are a part of. Our approach is to build sustainable and successful partnerships with non-profit organizations and social enterprises to help our contributions have a lasting impact. Our community impact programs seek to overcome disadvantage through long-term investment in education and entrepreneurship in the communities within which we operate.

Through local execution and partnerships, which operate under a global framework and with coordination across regions, we endeavor to deliver business and community impact by identifying innovative and high-quality programs that are aligned to the business. We provide focused financial and human support, including skills-based employee volunteering programs and client participation where appropriate. With the onset of the COVID-19 pandemic and lockdowns in place across many of our communities, our core principle of responding to issues relevant to our local communities became of central importance. However, the COVID-19 pandemic also meant that employee volunteering efforts were reduced.

We are an active member of Business Investment for Social Impact (B4SI), which provides an internationally recognized framework for measuring corporate community investment.

›    Refer to “UBS’s charitable contributions“ in the "What” section of this report for further information and data of relevance to the communities we do business in

Vendors

In 2021, we spent USD 7 billion on a broad range of products and services. A large portion of this expenditure consisted of real estate, outsourcing and IT costs, as well as consultancy and legal fees. Our sourcing and procurement services are provided by an external company, Chain IQ, which applies our responsible supply chain management (RSCM) framework and processes. The experienced procurement and sourcing specialists at Chain IQ perform vendor due diligence and establish remediation measures, supported by a centralized team of experts within UBS.

We aim to ensure that our social and environmental values are being followed throughout the supply chain. A firm-wide RSCM guideline provides systematic assistance on identifying, assessing and monitoring vendor practices in the areas of human and labor rights, environmental protection and anti-corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard, to which our direct vendors are normally bound by contract. We expect our vendors to apply these same standards to relationships with their vendors.

›    Refer to “Managing our supply chain responsibly“ in the “What” section of this report for more information

Non-governmental organizations

We regularly interact with non-governmental organizations (NGOs) and appreciate their input and insight as it helps us consider our approach to, and understanding of, societal issues and concerns.

NGOs have long established themselves as critical watchdogs of companies, both scrutinizing and challenging how we address a broad range of environmental, social and human rights concerns. In 2021, discussions with NGOs were particularly focused on climate change (notably on fossil fuels). Other topics discussed included sustainable finance, human rights and biodiversity.

Media

Our media teams maintain direct and long-term relationships with media representatives across all our business regions and provide them with timely information on a wide range of global, regional and local topics. Senior management (at the Board of Directors and Group Executive Board level) also regularly provide accounts to journalists, predominantly through interviews. In addition to interviews at our corporate events (i.e., via quarterly and annual reporting), senior management conducted many other interviews in 2021.

We also communicated with media representatives – through interviews or background talks – on a broad range of corporate responsibility and sustainability topics, such as climate change, human rights and sustainability and climate risks in general.

›    Refer to ubs.com/media  for further information about UBS media relations

Environmental, social and governance (ESG) rating and research agencies

We actively engage in dialogue with analysts at rating and research agencies. The assessment of specialized agencies helps to evaluate our sustainability performance and activities and provides a useful means for benchmarking. In 2021, we provided detailed information on our sustainability performance to a range of agencies, either in response to questionnaires or via calls (with ESG analysts). Our Sustainability Report regularly serves as a key source of information for these agencies.

Appendix 9 – Additional GRI information

Materiality assessment: material GRI topics 2021

In 2021, we improved our approach to identifying the topics that are considered material by our stakeholders. We have implemented a five-step approach as presented in the graph below.

The table provides an overview of all those topics and subtopics, that are considered material in 2021. The topics remain largely the same as in 2020. Some of the subtopics were slightly refined.

All material topics are relevant to all entities consolidated within UBS. Information describing any relevant impacts of the topics outside UBS is provided as part of the description of the respective GRI indicator or material topic in the following pages.

›    Refer to the visual on the GRI Materiality Assessment to find out more about our approach

›    Refer to “Information for management approaches for material topics” below

Material topics	Subtopics	GRI topics
Economy
Regulatory compliance

–      client protection: data confidentiality; transparency (clear terms and conditions of products); fair pricing schemes; easy-to-understand products and services

–      combating financial crime: anti-corruption and anti-money laundering; crime and manipulation detection processes

–      conduct: compliance with laws, rules and regulations; integrity of the financial system; Code of Conduct and Ethics; forward-looking engagement with risk topics and risk prevention

–      data confidentiality

–      financial stability and resilience: going concern leverage ratio (phase‑in, %); common equity tier 1 capital ratio; manage risk‑weighted assets within increasingly stringent risk framework; clear strategy

–      legal and litigation risk

GRI 205: Anti-Corruption GRI 206: Anti-Competitive Behavior GRI 207: Tax GRI 417: Marketing and Labeling GRI 418: Customer Privacy GRI 419: Socioeconomic Compliance
Operational efficiency and effectiveness

–      cost and process efficiency

–      focus on core competencies

–      flexibility to adapt to changing regulatory environment

–      outsourcing / nearshoring / offshoring, automation

–      location strategy

–      product and execution excellence

–      business disruption and vulnerability; disruption of the value chain

GRI 201: Economic Performance
Sustainable finance

–      sustainable investing

–      combination of societal and financial returns

–      sustainable investment criteria

–      impact investing

–      ESG integration

–      client philanthropy and community investment

–      financial inclusion

–      transition finance

FS Product Portfolio FS Active Ownership
Corporate governance	– internal policies and guidelines – governance structure – strategy – risk management – board diversity and succession planning	GRI 102: General Disclosures

Appendix 9 – Additional GRI information

Material topics	Subtopics	GRI topics
Environment
Climate action

–      commitment and strategy for the topic of climate change

–      climate-related investments, financing and research

–      climate-related risk management

–      external disclosure on the topic

–      increasing energy efficiency and reducing our CO2 emissions

–      reduction of resource (energy, paper, water) consumption and increased resource efficiency

GRI 201 Economic Performance GRI 302: Energy GRI 305: Emissions Financial Supplement (FS) Product Portfolio
Environmental and human rights risk management

–      identify and manage potential negative effects on the environment and human rights

–      standards in environmentally and socially sensitive industries and activities

–      standards in product development, investments, financing and for supply chain management decisions

–      responsible supply chain management

–      biodiversity and ecosystems

–      human rights

FS Audit FS Product Portfolio GRI 308: Supplier Environmental Assessment GRI 414: Supplier Social Assessment

Material topics	Subtopics	GRI topics
People
Client experience	– excellence – above-average performance – best services and practices
Diversity, equity and inclusion	– diverse workforce – fair and inclusive workplace – equal employment conditions and opportunities	GRI 405: Diversity and Equal Opportunity GRI 406: Non-Discrimination GRI 419: Socioeconomic Compliance
Digitalization

–      cyber risks

–      front-to-back digitization to deliver a seamless client experience

–      technology as differentiator

–      digital culture and workspaces

–      integrated digital product and service offering

–      data management

Talent management

–      employer branding and talent attraction

–      employee training to build skills and capabilities

–      internal mobility

–      management of talent pipeline and succession planning

–      talent and leadership development

–      apprenticeships and vocational training

GRI 404: Training and Education
Working culture and environment

–      purpose and cultural framework

–      hybrid working and flexible work arrangements

–      agile ways of working

–      occupational health and well-being

–      employee listening and engagement

–      employee volunteering

Compensation and performance management	– compensation philosophy and framework – executive pay – ESG in performance management and compensation – pay equity	GRI 401: Employment

Appendix 9 – Additional GRI information

Group Sustainability and Impact management indicators

Sustainability and impact management indicators track sustainability training sessions, sustainability audits and the sustainability workforce across UBS.

We distinguish between specialized and awareness training. Specialized training covering environmental, social and human rights topics, sustainable investing, philanthropy services, for example, is provided to employees who need it in daily business processes; it can include product and offering training or sustainability and climate risk training. Awareness-raising training is designed to provide a general understanding of Group Sustainability and Impact key principles and policies, and / or aimed at motivating employees to act in an environmentally and socially-friendly way in the workplace. In 2021, we expanded our reputational risk and sustainability and climate risk training for Global Wealth Management, Personal & Corporate Banking and the Investment Bank, which was delivered to over 22,000 employees. The training focused on various aspects of climate, environmental and social risks that can materialize as reputational risks.

External audits verify our compliance with the GRI Reporting standard and the ISO 14001, ISO 50001 and ISO 14064 standards (reference to appendix). Internal audits are conducted by our Sustainability and Climate Risk (SCR), In-house Environmental Management (IHEM) and Group Internal Audit teams. SCR performs yearly checks of its control process, IHEM performs local environmental audit compliance of offices. Group Internal Audit (GIA) includes a review of sustainability risk aspects in relevant audits of the business divisions and Group Functions. In 2021, GIA added environmental and social risk as a top risk theme and tracks all internal audits with sustainability risks. While in prior years we were only able to capture internal audits of the SCR frameworks, as of 2021, we have been capturing all relevant internal audits.

UBS Sustainability and Impact management indicators
	For the year ended			% change from
	31.12.21	31.12.20	31.12.19	31.12.20
Personnel in specialized units / functions (full time equivalents)[1]	221	170	145	30.24
Awareness raising[2]
Training participation (headcounts)	97,618	121,958	85,589	(19.96)
Specialized training[2,3]
Training participation (headcounts)	39,011	20,263	13,979	92.52
External audits[4]
Audit participation (headcounts)	296	262	109	12.98
Auditing time (calendar days on site)	44	34	15	29.41
Internal audits[5]
Audit participation (headcounts)	1,515	254	287	496.46
Auditing time (person days)	617	198	772	211.62

1 Employees that are part of the Group Sustainability and Impact organization and / or have specialized knowledge relevant for the Group Sustainability and Impact  strategy.     2 Possible double counts, i.e., one employee may complete more than one training in a year   3  Specialized training is provided to employees in front-office and support functions who are dealing directly with UBS in Society aspects in everyday business processes.    4   ISO 14001, ISO 50001, ISO 14064 and Global Reporting Initiative (GRI).   5 Audits / reviews conducted by specialized internal units. The implementation of environmental and social risk policies is also audited by Group Internal Audit. Since 2021, Group Internal Audit added Environmental and Social Risk and Governance (ESG) as a top risk theme and tracks all internal audits with sustainability risks. While in prior years we captured  internal audits of the Sustainability and Climate Risk frameworks, as of 2021 we capture a broader set of internal audits.

Appendix 9 – Additional GRI information

Information for management approaches for material topics

Information relevant to all material topics

Governance

Refer to “Governance on sustainability” under “How we monitor our actions” in the “How” section of this report. Resources for material topics are allocated in accordance with corporate budgeting processes.

Grievance mechanisms

We have a global whistleblowing policy and procedures (plus an internal website with guidance and links to an online form, hotlines and other resources), as referenced in our Code of Conduct and Ethics. All employees are asked to promptly speak up about any conduct that might breach policies, laws or regulations. Our HR Employee Relations function acts as an additional resource for employees to discuss concerns or grievances. We provide mandatory training for all employees to ensure everyone understands our commitment, procedures and responsibilities regarding employee conduct.

Various feedback channels are also available to external stakeholders. Our Corporate Responsibility team can be contacted for all sustainability inquiries and issues via cr@ubs.com. Client feedback (including that which is collected through our Quality Feedback management system or through the Report Misconduct of UBS Staff online form) enables the firm to act and continuously improve products and client service standards in order to provide the best client experience.

Evaluation of management approaches

We assess the effectiveness of the approaches, as listed in the management approach section (GRI 103-2), of each material GRI topic in the GRI content index through a number of measures, most visibly through:

–     Performance against targets

–     Internal and external audits (e.g., ISO 14001 certification)

–     External ratings (e.g., environmental, social and governance (ESG) ratings), employer awards / honors

–     Stakeholder feedback (e.g., employee and client surveys)

–     Reputation measurement (through UBS-internal approaches)

–     Measurement systems (e.g., UBS-internal reporting, management reviews, impact measurements)

–     Assessment and testing of controls

Results from such evaluations may lead to potential adjustments to our approaches. In the reporting period, significant adjustments were made to the Group strategy and our climate strategy (see references in 103-3 for GRI topic “Economic Performance” in the GRI Content Index).

Information relevant to specific material topics

Digitalization

Digitalization continues to transform the banking industry. We are continuing our efforts regarding innovation and digitalization to create value for our clients. As part of the resulting transformation, we focus on timely changes to frameworks, including consideration of new or revised controls, working practices and oversight, with the aim of mitigating any new risks introduced, including those related to data ethics.

In 2021, we spent around USD 3.9 billion on technology. We gear our investments toward technologies to enable business growth through innovation and superior client experience, and to continue to increase efficiency across the organization.

Advanced technologies are used in our business divisions and Group Functions to enhance the client experience by increasing front-to-back digitalization, improving product excellence and distribution, driving efficiency gains, and maintaining platform security.

Employee topics

This section covers the management approach for the following topics: employment, training and education, diversity and equal opportunity, non-discrimination, and working culture and environment. This information is provided in addition to “What we do for our employees” in the “What” section of this report, where we describe these topics and how we manage them. The purpose of our management approach is to engage and enable our employees to meet clients’ needs while positively impacting our employees.

Group policies are global and apply to all employees. Additionally, there are local policies to address specific local requirements, where applicable.

›    Refer to Appendix 6 for further information on key policies

Appendix 9 – Additional GRI information

Our objectives are provided under “What we do for our employees“ in the “What” section of this report, as well as under “UBS sustainability objectives and achievements 2021 and sustainability objectives 2022” in Appendix 8 of this report. The firm’s Board of Directors (the BoD), the Group Executive Board and Group Head Human Resources have specific responsibility for defining and executing a human resources strategy aligned to UBS’s objectives and positioning the firm as an employer of choice. This includes giving advice and providing HR services to employees, as well as strategic advice to managers and executives to support them in attracting, engaging, developing and retaining talent.

The BoD’s Corporate Culture and Responsibility Committee (the CCRC) regularly and critically reviews developments in key human resources areas, notably corporate culture, as well as employee health and well-being. The CCRC’s responsibility to oversee our firm’s corporate culture and corporate responsibility programs and initiatives has been included in the Organization Regulations of UBS Group AG.

With regard to evaluating our management approach, and in addition to the measures outlined above, we undertake focused initiatives and take action in areas where we could do better. Each initiative has associated analysis, communication and accountability elements to ensure that we can continue to build on our strengths but especially so we can improve on areas of relative weakness or concern.

Appendix 9 – Additional GRI information

Direct economic value generated and distributed by
UBS Group AG consolidated in 2021

USD million	31.12.21
Operating income	35,542
Operating expenses	26,058
of which: Personnel expenses	18,387
of which: Charitable cash contributions	59
2020 dividends paid on UBS shares	1,301
Tax expenses, excluding deferred taxes	1,564
Economic value retained	6,619

Appendix 9 – Additional GRI information

Financial literacy

The topic is mainly relevant in Switzerland, the only country where we offer comprehensive financial products and services to retail and small and medium-sized entity (SME) clients. Many of our products and services that contribute to the enhancement of financial literacy are therefore limited to our Swiss clients. Examples include:

–   financial check-ups for young people and students;

–   saving tips for young people and students;

–   a budget calculator for young people and students;

–   a mortgage calculator; and

–   a download center for SMEs, which offers a collection of our broad range of publications, documents and resources, such as succession-planning checklists.

Services not limited to Swiss clients include:

–   know-how regarding structured products from UBS Key Invest;

–   the UBS Dictionary of Banking;

–   Chief Investment Office Wealth Management Research; and

–   UBS Financial Education Program (for US clients only).

Additionally, UBS runs various community programs globally that enhance financial literacy. Many of our skills-based volunteering activities across the key themes of education and entrepreneurship also contribute to the enhancement of financial literacy. Examples include:

–     the UBS Social Investment Toolkit and

–     UBS Elevating Entrepreneurs.

Appendix 9 – Additional GRI information

Accessibility

Disability inclusion is on our senior leadership’s agenda. As one of The Valuable 500, we have demonstrated our commitment to fostering disability inclusion and focusing on accessibility across our organisation. Our global accessibility standards are key to enabling barrier-free premises, facilities and services. We have systematically assessed the physical environment of our core office locations to identify opportunities for greater accessibility. We are continuously enhancing and optimizing our digital offerings like websites, our e-banking and mobile banking platforms including accessibility improvements guided by internal and external standards, such as WCAG 2.0 level AA.

Appendix 10 – EU Non-financial disclosures

Appendix 10 – EU Non-financial disclosures

Risk evaluation

In pursuance of the requirements of the German law implementing the EU directive 2014/95 (on non-financial disclosures, CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG), this section includes an evaluation of the risks that have a high probability of potential negative impacts upon the “aspects” covered by said law.

A major focus of US and other countries’ governmental policies relating to financial institutions in recent years has been on fighting money laundering and terrorist financing. We are required to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients under the laws of many of the countries in which we operate. We are also subject to laws and regulations related to corrupt and illegal payments to government officials by others, such as the US Foreign Corrupt Practices Act and the UK Bribery Act. We have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations. Notwithstanding this, US regulators have found deficiencies in the design and operation of anti-money laundering programs in our US operations. We have undertaken a significant program to address these regulatory findings with the objective of fully meeting regulatory expectations for our programs. Failure to maintain and implement adequate programs to combat money laundering, terrorist financing or corruption, or any failure of our programs in these areas, could have serious consequences both from legal enforcement action and from damage to our reputation. Frequent changes in sanctions imposed and increasingly complex sanctions imposed on countries, entities and individuals increase our cost of monitoring and complying with sanctions requirements and increase the risk that we will not identify in a timely manner client activity that is subject to a sanction.

The financial services industry is characterized by intense competition, continuous innovation, restrictive, detailed, and sometimes fragmented regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions that are comparable to us in their size and breadth. Barriers to entry in individual markets and pricing levels are being eroded by new technology. We expect these trends to continue and competition to increase. Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to such trends and developments by devising and implementing adequate business strategies, do not adequately develop or update our technology including our digital channels and tools, or are unable to attract or retain the qualified people needed. The amount and structure of our employee compensation is affected not only by our business results, but also by competitive factors and regulatory considerations. In response to the demands of various stakeholders, including regulatory authorities and shareholders, and in order to better align the interests of our staff with other stakeholders, we have increased average deferral periods for stock awards, expanded forfeiture provisions and, to a more limited extent, introduced clawback provisions for certain awards linked to business performance. We have also introduced individual caps on the proportion of fixed to variable pay for the Group Executive Board (GEB) members, as well as certain other employees.

›    Refer to the “Risk factors” and “Regulation and supervision” sections of UBS’s Annual Report 2021 for more information

Appendix 10 – EU Non-financial disclosures

Non-financial disclosures in accordance with German law implementing the EU directive 2014/95

This Sustainability Report and the Annual Report 2021 also include our firm’s disclosures of non-financial information required by German law implementing the EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG). These disclosures can be found in the sections and the pages indicated below. Due to the differing materiality requirements of the Global Reporting Initiative (GRI) Standards and of CSR-RUG, the material topics listed in the CSR-RUG index are limited to the matters (“Belange”) addressed by CSR-RUG. All references to the Annual Report 2021 are referring to the combined UBS Group AG and UBS AG Annual Report 2021 available at ubs.com/investors.

	Section in Sustainability Report 2021 (SR 2021) / Annual Report 2021 (AR 2021)	Page(s)
About this report (including framework)	About this Sustainability Report	UBS SR 2021 / 3
Description of the business model	Our strategy, business model and environment	UBS AR 2021 / 15–73
Material risks	Risk evaluation	UBS SR 2021 / 166

Non-financial aspects	Section in Sustainability Report 2021 (SR) / Annual Report 2021 (AR)	Page(s)
Broad thematic issues affecting all non-financial aspects

–      Society

–      Our focus on sustainability and climate

–      How we monitor our actions

–      Key policies and principles

–      What we do for our clients

–      Appendix 8 – UBS sustainability objectives and achievements 2021 and sustainability objectives 2022

UBS AR 2021 / 47 UBS AR 2021 / 48–55 UBS SR 2021 / 82–83 UBS SR 2021 / 115–116 UBS SR 2021 / 18–25 UBS SR 2021 / 146–155
Environmental and human rights matters (Material topics: Climate action; Environmental and human rights risk management; Sustainable finance)

–      Our commitment to sustainability

–      Our targets and progress

–      Stakeholder engagement – Vendors

–      Governance and frameworks on the environment and human rights

–      Taking action on a net zero future – our climate report

–      Managing sustainability and climate risks (SCR)

–      Managing our supply chain responsibly

–      Reducing our environmental footprint

–      Appendix 4 – Environmental footprint

UBS SR 2021 / 11–12 UBS SR 2021 / 13 UBS SR 2021 / 157 UBS SR 2021 / 72–73 UBS SR 2021 / 36–71 UBS SR 2021 / 84 UBS SR 2021 / 75 UBS SR 2021 / 74 UBS SR 2021 / 102–112
Social and employee matters (Working culture and environment; Talent management; Compensation & performance management; Diversity, equity and inclusion)	– Our commitment to sustainability – Our targets and progress – What we do for our employees – UBS’s charitable contributions – Appendix 5 – Charitable contributions	UBS SR 2021 / 11–12 UBS SR 2021 / 13 UBS SR 2021 / 26–35 UBS SR 2021 / 76–77 UBS SR 2021 / 113–114
Anti-corruption and bribery matters (Combating financial crime as a sub-topic of Regulatory compliance)	– Combating financial crime	UBS SR 2021 / 85

Appendix 10 – EU Non-financial disclosures

Information on UBS AG and UBS Europe SE pursuant to Art. 8 of the EU Taxonomy Regulation

On 6 July 2021, the European Commission adopted the Delegated Act of EU Taxonomy Regulation 2020/852. Article 8 of that Regulation requires companies, which are subject to Directive 2014/95/EU, the Non-financial Reporting Directive (the NFRD), to provide information to investors about the environmental performance of their assets and their economic activities with other counterparties subject to NFRD reporting. In 2022, for the 2021 reporting period, information about the proportion of taxonomy-eligible activities in relation to total assets is required to be disclosed, as well as qualitative information. Eligible activities are economic activities as described in the relevant delegated acts of the EU Taxonomy irrespective of whether that activity meets any of the technical screening criteria. Various exclusions apply for certain asset types (e.g. trading, governments etc.) and eligibility is generally limited to non-financial counterparties (except for insurance). 2021 reporting covers activities related to climate mitigation and climate adaptation objectives. In future years, enhanced disclosures will be required and will consider additional environmental objectives and technical screening criteria.

In compliance with the EU Taxonomy Regulation 2020/852 and associated delegated acts, the total assets of UBS AG and UBS Europe SE presented in the table below have been calculated based on International Financial Reporting Standards (IFRS) and attributed to the 2021 taxonomy-eligible activities. Business strategy, product design and client engagement efforts will be considered further in future years in line with regulatory requirements and other considerations as sustainable finance markets continue to develop.

The disclosure has been prepared on a best-efforts basis using the following key assumptions:

–     that all corporate counterparties domiciled in the EU meet the size criteria to be within the scope of the NFRD;

–     that Non-EU domiciled corporate counterparties and lending to EU and non-EU private individuals are not subject to NFRD reporting; and

–     a determination of taxonomy eligible activities based on the counterparty’s or issuer’s industry representation, applying the statistical classification of economic activities in the European Community (Nomenclature of Economic Activities, NACE) codes, based on their primary activities.

With the ongoing implementation of EU Taxonomy Regulation 2020/852 and development of market practices, the availability and quality of information is expected to improve. This may affect the basis of preparation and result in refinements in future period disclosures.

Information pursuant to Art. 8 of the EU Taxonomy Regulation
	UBS AG (standalone)		UBS Europe SE (consolidated)
USD billion	31.12.21	in %	31.12.21	in %
Financial assets related to counterparties not subject to NFRD reporting	540	85	11	21
Non-financial assets not subject to NFRD reporting	12	2	1	2
Financial assets related to counterparties subject to NFRD reporting	83	13	41	77
Assets subject to an EU 2021 Taxonomy eligibility assessment	30	5	12	22
Eligible	0	0	0	0
Not eligible	30	5	12	22
Assets not subject to an EU 2021 Taxonomy eligibility assessment	53	8	29	55
Trading assets	16[1]	3	0[3]	0
On-demand interbank loans	2	0	0	1
Other assets with governments, central banks and supranationals	3	0	15[4]	29
Derivative assets and cash collateral receivables on derivative assets	32[2]	5	13[5]	25
Total assets	635	100	53	100

1 Of which USD 0.8 billion of assets are with governments, central banks and supranationals.    2 Of which USD 3 billion of assets are with governments, central banks and supranationals.    3 Of which USD 0.1 billion of assets are with governments, central banks and supranationals.    4 Of which USD 13 billion is with the European Central Bank.    5 Of which USD 0.5 billion of assets are with governments, central banks and supranationals.

Appendix 10 – EU Non-financial disclosures

A significant proportion of the total assets of both entities are transacted with counterparties not domiciled in the EU and assumed to not be subject to NFRD reporting. In addition, due to the significant Group Treasury and Investment Bank activities in UBS AG and UBS Europe SE, most assets are with financial institutions that undertake economic activities that are not currently taxonomy eligible as per the delegated acts under the EU Taxonomy Regulation. Other assets primarily relate to trading, derivatives, governments / central banks and Global Wealth Management Lombard lending to private individuals, which are also not considered taxonomy eligible.

UBS AG is estimated to have USD 540 billion of financial assets with counterparties not subject to NFRD reporting, of which USD 417 billion are with financial institutions including USD 144 billion with other UBS entities. Similarly, UBS Europe SE is estimated to have USD 11 billion of financial assets with counterparties not subject to NFRD reporting, of which USD 5 billion are with financial institutions. Approximately USD 4 billion of the USD 540 billion and USD 0.3 billion of the USD 11 billion financial assets held by UBS AG and UBS Europe SE, respectively, relate to mortgage lending to private individuals, primarily outside the EU, which may potentially relate to taxonomy eligible activities.

UBS AG and UBS Europe SE are estimated to have USD 30 billion and USD 12 billion, respectively, of financial assets with counterparties subject to NFRD reporting and subject to an eligibility assessment, of which USD 28 billion and USD 11 billion, respectively, are with financial institutions that undertake activities that are not currently taxonomy eligible as noted above. The assets with financial institutions include USD 12 billion assets held by UBS AG with UBS Europe SE and USD 5 billion assets held by UBS Europe SE with UBS AG.

Trading assets represent 18% of the total assets of UBS AG and 7% of total assets of UBS Europe SE. UBS AG is estimated to have USD 16 billion of trading assets subject to NFRD reporting (but not subject to a taxonomy eligibility assessment), with approximately 13% potentially relating to otherwise taxonomy eligible activities, which primarily include water supply, data processing and hosting, and electricity production.

Appendix 10 – EU Non-financial disclosures

Abbreviations frequently used in our sustainability report

A

ADA                Artificial Intelligence and Data Analytics

AML                anti-money laundering

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

B4SI                Business Investment for Societal Impact

BIS                   Bank for International Settlements

BoD                 Board of Directors

BoE                 Bank of England

C

CCRC              Corporate Culture and Responsibility Committee

CSS                 Carbon Capture and Storage

CDP                 formerly the Carbon Disclosure Project

CDR                Carbon Dioxide Removal

CFO                 Chief Financial Officer

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

C&ORC           Compliance & Operational Risk Control

CPS                 Current Policies Scenario

D

DAF                 Donor-Advised Fund

DJSI                 Dow Jones Sustainability Indices

E

EC                   European Commission

EMS                environmental management system

eNPS               employee Net Promoter Score

ESG                 environmental, social and governance

EU                   European Union

EUR                 euro

ESR                  environmental and social risk

ETF                  exchange traded fund

EY                    Ernst & Young Ltd

F

FATF                Financial Action Task Force

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FTE                  full-time employee

FX                    foreign exchange

G

GARP              Global Association of Risk Professionals

GCFO              Group Chief Financial Officer

GCRG             Group Compliance, Regulatory & Governance

GEB                 Group Executive Board

GFA                 Group Franchise Awards

GFANZ            Glasgow Financial Alliance for Net Zero

GHG               greenhouse gas

GIA                 Group Internal Audit

GICS               Global Industry Classification Standard

GRI                  Global Reporting Initiative

H

HR                   human resources

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IB                     Investment Bank

ICMA              International Capital Market Association

ICMM             International Council on Mining and Metals

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IIF                    Institute of International Finance

IPCC                Intergovernmental Panel for Climate Change

ISO                  International Organization for Standardization

K

KRT                 Key Risk Taker

L

LEED                Leadership in Energy and Environmental Design

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

MAT                Materiality Assessment Team

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

N

NFR                 non-financial risks

NFRD               Non-Financial Reporting Directive

NGFS               Network for Greening the Financial System

NYSE               New York Stock Exchange

NZAMi            Net Zero Asset Managers initiative

NZBA              Net-Zero Banking Alliance

NZE                 Net-Zero Emissions by 2050 Scenario

Appendix 10 – EU Non-financial disclosures

O

OECD              Organisation for Economic Co-operation and Development

ORF                 operational risk framework

OTC                over-the-counter

P

PACI                Partnership Against Corruption Initiative

PACTA            Paris Agreement Capital Transition Assessment

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRB                 Principles for Responsible Banking

PRI                   Principles for Responsible Investment

Q

QED                Quant Evidence & Data Science

R

RSCM             responsible supply chain management

RSPO               Roundtable on Sustainable Palm Oil

RW                  risk weight

RWA               risk-weighted assets

S

SBC                 Swiss Bank Corporation

SCFO               Sustainability Chief Financial Officer

SCR                 sustainability and climate risk

SDC                 Swiss Agency for Development and Cooperation

SDG                Sustainable Development Goal

SDS                 Sustainable Development Scenario

SEC                 US Securities and Exchange Commission

SECO              State Secretariat for Economic Affairs

SFRD               Sustainable Finance Disclosure Regulation

SFWG              Sustainable Finance Working Group (IIF)

SI                     sustainable investment

SIFI                  SDG Impact Finance Initiative

SII                    UBS Sustainability and Impact Institute

SIX                   SIX Swiss Exchange

SME                small and medium-sized enterprises

SNB                 Swiss National Bank

SRI                   socially responsible investment

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TNFD               Taskforce on Nature-related Financial Disclosures

U

UN                   United Nations

UNEP FI           United Nations Environment Programme Finance Initiative

UNGPs            UN Guiding Principles on Business and Human Rights

USD                 US dollar

V

VaR                 value-at-risk

W

WFSF               Wolfsberg Forum for Sustainable Finance

This is a general list of the abbreviations used in our reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report may contain statements that constitute “forward-looking statements". Refer to the Cautionary Statement Regarding Forward-Looking Statements in UBS's Annual Report 2021, available at ubs.com/investors, for further details.

Notice to investors | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2021, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                                                        UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

                                                                        UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

Date:  March 11, 2022